UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008

Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This report includes our amended 2007 Annual Report, including the notice of our annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting. The only amendment we have made to our 2007 Annual Report relates to the list of our executive officers appearing on page 9 of the 2007 Annual Report. It is otherwise identical to the one contained in our report on Form 6-K we submitted to the SEC on May 2, 2008.
     This revised 2007 Annual Report is also available on our website from May 21, 2008 and in hard copies. If you are a holder of our ordinary shares and require a hard copy of our 2007 Annual Report and notice of annual general meeting, we will mail a copy to you free of charge. Please send your request by mail, email or telephone to:
LDK Solar Co., Ltd.
Room 2303, Harbour Ring Plaza
No. 18 Xizang Road Central
Shanghai 200001, China
Attn: Yonggang Shao
Email: czs2000@ldksolar.com
Tel: (86 21) 5385 3600
     As previously indicated, the annual general meeting of our shareholders is currently scheduled to be held at 10:00 a.m., Shanghai time, on Tuesday, June 17, 2008 at our Shanghai branch office located at Room 2303, Harbour Ring Plaza, No. 18 Xizang Road Central, Shanghai, China. Only holders of record of our ordinary shares at the close of business on Friday, May 2, 2008, Shanghai time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.

LIGHT OUR FUTURE
阳光照亮未来

World Class Solar Wafer Manufacturer

LDK Solar Co., Ltd.

Annual Report 2007

Achievements in 2007

- Achieved rapid growth in business operations and financial performance
- Established 180 micron thick wafers production line with shipments to commence in 2008
- Continued R&D efforts to further reduce wafer thickness and improve production processes
- Increased efficiency rates of solar cells

LDK Solar is committed to building a state-of-the-art safe and environmentally friendly polysilicon plant

GROWTH

MESSAGE FROM OUR CHAIRMAN

MESSAGE FROM OUR CHAIRMAN

To our shareholders:

2007 was a tremendous year for LDK Solar. We achieved rapid growth in our business operations and laid a solid foundation for reaching our further objective of becoming one of the largest and lowest cost solar wafer manufacturers in the world. Just one year after delivering our first shipment of wafers, we completed our initial public offering and listed on the New York Stock Exchange in June. In addition, we remained dedicated to the execution of our growth strategy for the year.

Achieved Rapid Growth in Business Operations and Financial Results

As a result, we recorded total revenue of $523.9 million for the year. Net income available to our ordinary shareholders for the year was $139.1 million, or $1.37 per diluted ADS. We generated $146.8 million of profit from operating activities and closed the year with $83.5 million in cash and cash equivalents. Strong demand for our products continued. We signed 16 long-term contracts in 2007, further broadening our customer base. At the end of the year, we reached an annualized wafer manufacturing capacity of 420 MW. We will continue to expand our wafer production, with plans to double our wafer production capacity in 2008 and again in 2009.

4 2007 Annual Report

Innovative, Cost-Effective Manufacturing Processes

As a leading manufacturer of multicrystalline solar wafers, we take pride in our proprietary production processes, which allow us to use both virgin and recyclable polysilicon for ingot production. We distinguish ourselves by maintaining a cost-effective production process, by means of using more recycled polysilicon, producing larger ingots, increasing wafer size, increasing production yield and reducing wafer thickness and kerf loss. Our track record, state-of-the-art equipment and a large-scale manufacturing facility enable us to set our capacity expansion goals which are among the industry's most aggressive. We look to maintain and further strengthen our competitive strengths.

LDK - World Class Solar Wafer Manufacturer 5

MESSAGE FROM OUR CHAIRMAN

LDK Solar is confident in its ability to produce quality and cost competitive solar wafers for the solar industry, and we are very excited at the market opportunities lying ahead for the solar industry. In order to meet the projected demand for solar wafers, we have proceeded with the next phase of the capacity expansion at our Xinyu wafer plant. We have contracted for additional equipment to ramp up our annual production capacity to 1.6 GW by the end of 2009.

New Polysilicon Plant Securing Source of Raw Materials and Lowering Production Cost

Our polysilicon production greenfield project is proceeding smoothly and according to plan. We believe that the combination of our substantial and growing silicon requirements, the technical expertise we possess or can acquire, the government support available to us and the supply-demand dynamics in the polysilicon market have created a compelling opportunity for LDK Solar. In August 2007, we broke ground to commence construction of polysilicon capacity up to 7,000 tons of polysilicon by the end of 2008 and 16,000 tons by the end of 2009. We are working with leading equipment suppliers, consulting firms and engineering firms to establish a world-class facility on an attainable schedule and a competitive cost basis. Our medium-term objective is to achieve production costs competitive with those of leading polysilicon suppliers.

6 2007 Annual Report

During the year, we had a number of achievements aimed at reducing costs and increasing quality of our products. We ramped up our production of 180-micron thick wafers and expect initial shipments to begin in 2008. As a part of our R&D, we are already planning to further reduce our wafer thickness to 140-160 microns. Due to our continued improvements in production process, customers have informed us that the efficiency rates of solar cells made from our wafers have increased. Finally, we have also been able to increase our production yield through the improvement of the various steps of our manufacturing processes.

Our Goals for 2008

As we enter 2008, we believe we are well positioned to make additional achievements. During 2008, we intend to focus on the following:

- ***Capacity expansion:*** Having achieved our wafer capacity expansion goals for 2007, we are on track to double our wafer production capacity to 800 MW by the end of 2008 and again to 1.6 GW by the end of 2009.

- ***Polysilicon facilities:*** To reduce our reliance on polysilicon supply from third parties, we will stay on course with the construction of our polysilicon manufacturing plant. With a team of over 200 polysilicon experts and engineers working on site, we are on track to begin production by the year-end of 2008.

- ***Reducing costs:*** We will continue to invest in our R&D to improve our manufacturing processes and increase the production yield of our solar wafers. This is vital to the continued improvement of our average cell efficiency and maintaining competitive cost structure.

- ***Broadening customer base:*** We will continue to enter into long-term contracts with the top players in the PV industry to diversify our customer base.

I would like to take this opportunity to thank our shareholders, employees, suppliers and customers for their continued support of LDK Solar. I look forward to updating you on new developments in the coming year.

Sincerely,

Xiaofeng Peng

Chairman and the Chief Executive Officer

LDK - World Class Solar Wafer Manufacturer 7

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

Directors

Xiaofeng Peng, Chairman and Chief Executive Officer

Xingxue Tong
Director, President and Chief Operating Officer

Liangbao Zhu
Director and Senior Vice President

Yonggang Shao
Director and Senior Vice President

Gang Wang
Non-executive Director

Louis T. Hsieh
Independent Director

Bing Xiang
Independent Director

Junwu Liang
Independent Director

8 2007 Annual Report

Executive Officers

Xiaofeng Peng
Chairman and Chief Executive Officer

Xingxue Tong
President and Chief Operating Officer

Liangbao Zhu
Senior Vice President

Yonggang Shao
Senior Vice President

Jack Lai
Executive Vice President, Chief Financial Officer and Secretary

Nicola Sarno
Senior Vice President of Manufacturing

Yuepeng Wan
Chief Technology Officer

Rongqiang Cui
Head of R&D Laboratory operated jointly with Shanghai Jiaotong University

Pietro Rossetto
Chief Wafer Engineer

Qiqiang Yao
Vice President of Finance

Seasoned Professional Management Team

LDK - World Class Solar Wafer Manufacturer 9

2007 Annual Report
and
Notice of Annual General Meeting
of
LDK Solar Co., Ltd.

May 2, 2008

You should note the following with respect to our 2007 annual report and our notice of annual general meeting included in this document:

•	Our 2007 annual report for the annual general meeting consists of our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on April 7, 2008 (available on www.sec.gov) without the exhibits thereto under Item 19.

•	Our notice of the annual general meeting also includes the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting to be held on June 17, 2008, as well as a form proxy card for our ordinary shareholders.

This document is also available on our website www.ldksolar.com from May 2, 2008. We also submitted a report on Form 6-K to the SEC that contains this document on May 2, 2008, available on the SEC’s website www.sec.gov.

If you require a hard copy of our 2007 annual report and our notice of annual general meeting, we will mail a copy to you free of charge. Please send your request by mail, email or telephone to the following address:

LDK Solar Co., Ltd.
Room 2303, Harbour Ring Plaza
No. 18 Xizang Road Central
Shanghai 200001, China
Attn: Yonggang Shao
Email: czs2000@ldksolar.com
Tel: (86 21) 5385 3600

Because our annual general meeting will be held on June 17, 2008 in our branch office in Shanghai, if you require a hard copy of our annual report and our notice of the forthcoming annual general meeting, we recommend that you submit your request by May 31, 2008 to ensure timely delivery and to allow yourself sufficient time to review our annual report and proposed resolutions and to complete and mail your proxy card.

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES

If you are a holder of our American depositary shares, or ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of our ADSs entitled to provide the depositary with voting instructions with respect to the annual general meeting. If you are such a registered holder of our ADSs on such record date, the depositary will forward to you information regarding this forthcoming annual general meeting and ask you to provide it with your voting instructions with respect to the shares that underlie your ADSs. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number 001-33464

LDK Solar Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one ordinary share of par value $0.10 per share	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.  None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.  None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares, par value $0.10 per share	106,044,700

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Exchange Act during the preceding 12 months (or for such shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐     Accelerated filer  ☐     Non-accelerated filer  ☑

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

CERTAIN TERMS AND CONVENTIONS

We measure our wafer production capacity in megawatts, representing 1,000,000 watts, a unit of power-generating capacity. For purposes of this report, we have assumed an average photovoltaic conversion efficiency rate of 15.3% for cells using our wafers. The conversion efficiency rate of a photovoltaic cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency is estimated based on feedback from selected customers of ours and is highly dependent on the solar cell and module production processes of our selected customers. Based on this conversion efficiency, we have assumed that each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power; and each 156 by 156 mm wafer we produce generates approximately 3.7 watts of power. We calculate our production capacity, as of December 31, 2007, based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of December 31, 2007, on an annualized basis. We calculate our planned production capacity of approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009 based on the ingot production capacity and wafering capacity of our equipment planned to be in operation by the end of 2008 and 2009, respectively, on an annualized basis.

For the purpose of this report, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.

“We,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd., a Cayman Islands company, and its predecessor entities and its subsidiaries.

“IPO” refers to our initial public offering in June 2007; “IPO prospectus” refers to the final prospectus dated May 31, 2007 filed with the SEC.

“RMB,” “Rmb” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We have sourced various solar industry data used in this report from Photon Consulting published by Solar Verlag GmbH, or Photon Consulting, Photon International published by Solar Verlag GmbH, or Photon International, and Solarbuzz LLC, or Solarbuzz, each an independent solar energy industry research company or publication. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this report.

We have approximated all the numbers in this report to their closest round numbers. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Unless otherwise indicated, references in this report to:

•	“off-grid applications” are to applications of photovoltaic products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid; and

•	“on-grid applications” are to applications of photovoltaic products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3 — Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies” in this report.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On April 4, 2008, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 7.0150.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Item 3 — Risk Factors” and elsewhere in this report.

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our solar wafer production capacity;

•	our plans to construct polysilicon facilities and to manufacture polysilicon;

•	expected growth of and changes in the multicrystalline wafer industry, photovoltaic power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading solar wafer producer globally;

•	our ability to maintain strong relationships with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and preferred shares;

•	any government subsidies and economic incentives to the solar power industry; and

•	PRC governmental policies regarding foreign investments.

This report also contains data related to the solar power market in several countries, including China. This market data, including data from Solarbuzz, Photon International and Photon Consulting, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

In order to calculate our share-based compensation expenses, we were required to determine the fair value of the underlying ordinary shares at the dates of the grant of our stock options. Because we were a privately held company at such date of grant, the determination of the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. There are inherent risks and uncertainties in making such forward-looking statements.

The forward-looking statements contained in this report speak only as of the date of this report or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this report are qualified by reference to this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable, but see “Item 6 — Directors, Senior Management and Employees — Directors and Senior Management.”

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial and Operating Data

The following selected consolidated statement of operations data and statement of cash flows data for the period from July 5, 2005, the date of our inception, to December 31, 2005 and for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included in Item 18 of this report. The selected consolidated balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements not included in this report. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5 — Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, which became our wholly owned subsidiary on July 10, 2006 when we acquired all of its equity interests. As the acquisition of Jiangxi LDK Solar was made between entities under common control, the transaction has been accounted for in a manner similar to the pooling-of-interest method. Accordingly, the assets and liabilities of Jiangxi LDK Solar have been included in our consolidated financial statements at their historical amounts. The consolidated financial statements present our financial condition and results of operations as if the acquisition had occurred as of the beginning of the earliest period presented.

	Period from
	July 5 to
	December 31,	Year Ended December 31,
	2005	2006	2007
	(in thousands, except
	per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$—	$105,454	$523,946
Gross profit(1)	—	41,492	170,237
(Loss) income from operations(2)	(143)	37,145	146,802
Interest expense and amortization of discount on exchangeable notes(3)	(102)	(7,133)	(9,419)
(Loss) earnings before income tax benefit	(309)	30,069	143,301
Net (loss) income(4)	$(274)	$30,182	$144,059
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	(4,937)
Deemed dividend to Series A preferred shareholders	—	(1,568)	—
Net (loss) income available to ordinary shareholders(4)	(274)	25,885	139,122
(Loss) earnings per ordinary share(4)(5)
Basic	$(0.01)	$0.35	$1.50
Diluted	$(0.01)	$0.35	$1.37
(Loss) earnings per ADS
Basic	$(0.01)	$0.35	$1.50
Diluted	$(0.01)	$0.35	$1.37
Ordinary shares used in computation(5)
Basic	75,000	75,000	92,674
Diluted	75,000	75,000	104,859

(1)	Gross profit for the years ended December 31, 2006 and 2007 reflected $174,000 and $1,772,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income from operations for the years ended December 31, 2006 and 2007 reflected $2,028,000 and $9,390,000 of share-based compensation expense, respectively.

(3)	Interest expense for the year ended December 31, 2006 and 2007 included $4,440,000 and nil related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes. See note 11 to the audited consolidated financial statements beginning on page F-1.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000 and $53,316,000 for the years ended December 31, 2006 and 2007, respectively. Our basic earnings per ordinary share would have been reduced by $0.17 and $0.58 for the years ended December 31, 2006 and 2007, respectively, and our diluted earnings per ordinary share would have been reduced by $0.17 and $0.51 for the years ended December 31, 2006 and 2007, respectively.

(5)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$83,470
Inventories, net	—	94,886	349,997
Prepayments to suppliers	—	37,718	138,193
Total current assets	20,815	172,746	741,748
Property, plant and equipment, net	10,491	100,875	336,763
Deposit for property, plant and equipments	306	11,090	151,233
Inventories to be processed beyond one year, net	—	—	29,981
Prepayment to suppliers to be utilised beyond one year	—	—	18,994
Total assets	31,647	292,719	1,309,986
Short-term bank borrowings	—	56,765	264,101
Advance payments from customers	3,717	40,002	141,223
Total current liabilities	20,348	117,486	522,014
Advance payments from customers-noncurrent	—	—	67,554
Total liabilities	20,348	147,733	616,915
Series A, Series B and Series C preferred shares	—	87,744	—
Total shareholders’ equity	$11,299	$57,242	$693,071

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Period from July 5	Year Ended December 31,
	to December 31, 2005	2006	2007
	(in thousands)

Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)
Net cash used in investing activities(1)	(20,940)	(79,564)	(328,623)
Net cash provided by financing activities(2)	$28,077	$154,891	$462,324

(1)	Includes purchase of property, plant and equipment of approximately $15.5 million, $72.8 million and $305.2 million in 2005, 2006 and 2007, respectively.

(2)	Includes proceeds from the issuance of our shares of nil, $10,000 and $369.5 million in 2005, 2006 and 2007, respectively.

The following table sets forth some other selected financial and operating data of our company for the periods specified.

	Period from July 5	Year Ended December 31,
	to December 31, 2005	2006	2007

Other Financial and Operating Data
Gross margin(1)	—	39.3%	32.5%
Operating margin(2)	—	35.2	28.0
Net margin(3)	—	28.6%	27.5%

Net sales of wafers (in thousands)	—	$102,452	$501,733
Wafers sold (in MW)	—	45.2	223.8
Average wafer selling price (per watt)	—	$2.27	$2.24

(1)	Gross margin represents gross profit as a percentage of net sales.

(2)	Operating margin represents income from operations as a percentage of net sale.

(3)	Net margin represents net income as a percentage of net sales.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investment in our securities including our ADSs and ordinary shares involves a high degree of risk. You should consider carefully the following information about these risks and uncertainties, together with other information contained in this report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects.

We were incorporated on May 1, 2006 to acquire our operating subsidiary, Jiangxi LDK Solar, which was incorporated on July 5, 2005. We commenced construction of our first manufacturing plant in Xinyu Hi-Tech Industrial Park of Jiangxi province in China in 2005. We completed the installation of our first set of production equipment for trial runs in February 2006 and made our first commercial shipment of solar wafers in April 2006. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

If we are not able to manage our rapid growth effectively, our results of operations may be adversely affected.

In anticipation of the growth in demand for our multicrystalline wafers, we plan to expand our business operations significantly. The success of such business expansion and operational growth will depend upon the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our manufacturing capacity and output, and effective recruitment, training and retention of technicians and skilled employees. In addition, we will need to maintain and expand our relationships with customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our rapid growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive pressures, and our results of operations may be adversely affected.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our multicrystalline solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon and a significant increase in solar-grade polysilicon prices over the past few years. According to Solarbuzz, the average price of virgin polysilicon under long-term supply contracts is expected to increase from approximately $35 to $40 per kilogram delivered in 2005 to $65 to $75 in 2008. In addition, according to Solarbuzz, spot polysilicon prices ranged from $250 per kilogram to $400 per kilogram in 2007. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy over 80% of our estimated polysilicon requirements for 2008. However, some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do so, our business and profitability will be adversely affected.

There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.

Polysilicon manufacturing is a highly concentrated industry and there are only a limited number of virgin polysilicon producers in the world. According to Solarbuzz, the largest seven virgin polysilicon producers had a combined production capacity of approximately 82% of the global production capacity of polysilicon in 2007. These virgin polysilicon producers not only provide silicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. Although a small portion of our polysilicon feedstock consists of virgin polysilicon, the suppliers of our remaining requirements in the form of recyclable polysilicon also rely on the virgin polysilicon producers for their polysilicon raw materials. There have been reports and announcements that these virgin polysilicon producers have implemented production expansion programs in one form or another, but there can be no assurance that such expansion plans will succeed or increase their production enough to relieve the industry-wide shortage in solar-grade polysilicon supply. In addition, there is no assurance that the various reported greenfield projects by new entrants in the virgin polysilicon industry will be successful and increase supply of virgin polysilicon feedstock to our industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. For example, we entered into a supply contract in late 2006 to purchase polysilicon from Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, from 2006 to 2011. Pursuant to the terms of the contract, we paid an aggregate of $3.0 million as our deposits and prepayments with respect to the shipments of polysilicon feedstock scheduled for delivery. Technischer Warenhandel Heller and NCA Fortin Inc. eventually failed to consummate the transaction. Although Technischer Warenhandel Heller and NCA Fortin Inc. have refunded all of our deposits and prepayments, we had to replace their committed quantities of polysilicon from other sources. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with these and other polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to manufacture and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.

Our suppliers, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of December 31, 2007, our prepayments to polysilicon suppliers amounted to $157.2 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon manufacturing program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If our suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations.

In order to secure supplies of polysilicon, we have entered into substantial long-term contractual commitments to purchase polysilicon from various suppliers. As of December 31, 2007, these purchase commitments amounted to approximately $170.7 million. Our polysilicon purchase commitments are generally on a “take or pay” basis, so that we are required to purchase the contracted supplies of polysilicon even if we are unable to use them. Therefore if our wafer production and sales and polysilicon requirements do not grow as expected, these purchase commitments could have a material adverse effect on our financial condition and results of operations. See “Item 5 — Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” in this report.

Failure to complete our polysilicon production plant and bring it up to full operation within budget and on schedule could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production plant in August 2007. This plant is located near our current solar wafer manufacturing facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and at the 15,000-metric-ton factory by the end of 2008, and to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009. Our estimated total cost to construct the polysilicon plant is approximately $1.2 billion. We do not expect to produce any significant quantities of polysilicon prior to 2009. We do not have any experience in polysilicon production. As a result, we have to rely on contractors, consultants, managers and technicians that we have recently hired or will hire from the industry to develop, construct and operate this plant. We also rely on manufacturing equipment that we have contracted to import for our polysilicon production operations. In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. In addition to the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance the construction and ramp-up of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install and implement the TCS plants and closed loop systems for each of our polysilicon manufacturing factories;

•	difficulties in recruiting and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

If we fail to complete the construction of our polysilicon production plant in time or at all, or fail to make it operational up to its designed capacity or at all, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our business expansion and low-cost production strategies will be materially hampered.

We may not be successful in producing polysilicon cost-effectively.

We do not have operating experience in polysilicon production and, therefore, we may face significant operational challenges in our polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle times for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten cycles are unsuccessful. Moreover, the failure to achieve acceptable production levels and costs may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations.

The manufacture of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we plan to use trichlorosilane, or TCS, which is a type of chlorosilane gas that, when purified, can be highly combustible upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving chlorosilane gas as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to significantly increase our wafer production capacity or output in order to increase our sales and gain additional market share.

We need to significantly increase our wafer production capacity and output to be able to meet the growing demand of our customers. As of December 31, 2007, we had an annual wafer production capacity of approximately 420 MW. All of our wafer production facilities are operating at full or close to full capacity. Our strategy includes a rapid expansion of our wafer production capacity. To accommodate such expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our wafer production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned wafer production capacity expansion to approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009. If any of our equipment manufacturers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply of the principal wafer manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.

We cannot assure you that we will be able to implement the business expansion plan for our wafer production on a timely basis or at all. Our ability to successfully implement the business expansion plan for our wafer production to establish additional manufacturing capacity and to increase our output and sales is subject to various risks and uncertainties, including:

•	the need to procure additional wafer production equipment at reasonable costs and on a timely basis;

•	the need to procure sufficient supplies of polysilicon feedstock, consumables and other materials at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance our purchase of additional polysilicon feedstock and equipment and the construction of additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	construction delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals for our land acquisition and plant construction, including environmental approvals, by relevant government authorities.

Our wafer production expansion plan contemplates a substantial increase in production capacity and we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

Reduction or elimination of government subsidies and economic incentives for the solar power industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the solar power market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations.

We operate in a competitive market against players with greater resources and more advanced technologies and we may not be able to compete successfully.

The solar wafer manufacturing market is highly competitive. Our competitors include international players such as affiliates of BP plc, or BP Solar, Deutsche Solar AG, a unit of SolarWorld AG, or Deutsche Solar, Ersol Solar Energy AG, or Ersol, Evergreen Solar Inc., or Evergreen Solar, Green Energy Technology, Inc., or Green Energy, JFE Steel Corporation, or JFE, Kyocera Corporation, or Kyocera, M.SETEK Co. Ltd., or M.SETEK, PV Crystalox Solar AG, or PV Crystalox, Renewable Energy Corporation ASA, or REC, Sino-American Silicon Products Inc., or Sino-American Silicon, Sumitomo Mitsubishi Silicon Corporation, or SUMCO, as well as companies located in China such as Glory Silicon Energy Co., Ltd, or Glory Silicon, Jiangsu Shunda PV-Tech Co., Ltd., or Shunda, Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd., or Jinggong P-D, Jinglong Industry and Commerce Group., Ltd., or Jinglong, ReneSola Ltd., or Renesola, Solargiga Energy Holdings Limited, or Solargiga, and Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and Trina Solar Limited. Recently, upstream polysilicon manufacturers as well as downstream photovoltaic cell makers have also started to expand into wafer production business, such as MEMC Electronic Materials, Inc., or MEMC, Motech, NorSun AS, or NorSun, Q-Cells AG, or Q-Cells, Wacker Chemie AG, or Wacker, and Wacker Schott Solar GmbH, or Wacker Schott Solar. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, photovoltaic cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. A number of customers and suppliers are also our competitors. We currently have no plans to expand into the production of photovoltaic cells or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cells or modules based on current wafer technology for approximately 10 years. Furthermore, due to the perceived growth in demand for multicrystalline wafers, we expect an increase in the number of competitors over the next few years. The key barriers to entry into our industry at present consist of access to supplies of solar-grade polysilicon, availability of financing and availability of various production equipment, such as ingot-producing DSS furnaces and wafering equipment. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry, resulting in loss of our market share and increased price competition.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative photovoltaic products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are considering and may invest or otherwise participate in his personal capacity in several alternative energy projects, including projects involving thin-film solar technology, solar thermal, wind energy and biofuels. We have decided not to enter into solar cell and module or thin film module production.

The solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers and polysilicon reactors that produce polysilicon with solar-grade purity. We also rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. Our equipment suppliers include Chemical Design Inc., or CDI, GT Solar Incorporated, or GT Solar, HCT Shaping Systems SA, an affiliate of Applied Materials, Inc., or HCT Shaping, Meyer Burger AG, or Meyer Burger, and Sinocon Machinery Company. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. There is currently a shortage globally in much of the equipment and consumables required for our manufacturing process and capacity expansion. Our strategy includes a substantial expansion of our annual production capacity. We have entered into contracts with these equipment manufacturers to purchase additional equipment from them that is expected to be sufficient for our planned wafer-production expansion to approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009. We have also entered into equipment procurement agreements for the establishment of our polysilicon production facilities that are expected to be sufficient for our planned annual production capacity of approximately 7,000 metric tons by the end of 2008 and approximately 16,000 metric tons by the end of 2009. In addition, we have entered into a strategic cooperation agreement with Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucible manufacturer, in which we own a minority equity interest. This agreement provides that not less than 80% of Jiangxi Sinoma’s production capacity will be used to satisfy our requirements and that we will purchase not less than 80% of our annual requirements of crucibles from Jiangxi Sinoma. This agreement has a term of five years starting from November 2007.

If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in shipments of certain of our equipment for production of our wafers. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

Our expansion plan is based on the projected market demand for solar wafers relative to the current insufficient production capacity in the wafer manufacturing segment of the solar industry. There has been an industry-wide expansion effort to increase the overall wafer production capacity. In connection with our expansion plan, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. As of December 31, 2007, these commitments amounted to approximately $170.7 million in the aggregate, with the purchase price subject to periodical renegotiations. In addition, we intend to invest approximately $1.2 billion to build our own polysilicon production facilities. Any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the wafer segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Global supply for photovoltaic products may exceed demand, which could cause our wafer prices to decline and adversely affect our margins.

Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon feedstock. Also, many photovoltaic companies are signifcanlty increasing capacity to meet customer demand. According to Solarbuzz, wafer prices on a per-watt basis are expected to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies, declines in polysilicon prices, and increased wafer production capacity in our industry. If global supply for solar products signficantly exceed the global demand, solar products such as solar wafers may decline significantly in price. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our gross margins would be adversely affected or we may not be able to sell all our production. In addition, we intend to continue to enhance and broaden our revenue and customer base to target other leading global solar cell and module manufacturers. The current prevailing international market price for solar wafers is lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin in the near term.

We depend on a limited number of customers for a significant portion of our net sales and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our multicrystalline wafers to over 30 customers. They are mostly solar cell and module manufacturers, including Gintech, Q-Cells, Solarfun, Solland Solar and Suntech. For the years ended December 31, 2006 and 2007, our five largest customers collectively accounted for approximately 70.2% and 42.7%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the year ended December 31, 2006. During the years ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. We have entered into long-term sales arrangements with original contractual terms of five years or longer with fixed quantities, and in some cases subject to price agreements, with some of our major customers, including Hyundai Heavy Industries Co., Ltd., or Hyundai, Solartech Energy, Neo Solar Power Corporation, or Neo Solar, and Q-Cells. We have also entered into agreements with Chinalight Solar Co., Ltd., or Chinalight, E-Ton, CSI, Gintech, General Electric International Inc., or GE Energy, Mosel Vitelic Inc., or Mosel Vitelic, Motech, and Solartech Energy pursuant to which we have committed to supply each of them with specific annual quantities of wafers over the next few years, with some subject to periodic negotiations on prices. In addition, we have entered into a cooperation agreement with Suntech, pursuant to which we have committed to supply to Suntech 100 MW of wafers in 2007 and, in each year from 2008 to 2015, wafers equal to 40% to 60% of our annual production. Pursuant to this cooperation agreement, we and Suntech have periodically negotiated the specific quantities and prices of wafers to be supplied and, as a result, we have delivered less quantities than provided in the cooperation agreement. We have also entered into framework agreements with other customers that are subject to future quarterly or annual agreements or monthly purchase orders by the parties as to specific terms, including quantity and price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

We will continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future. There can be no assurance that any of these customers will continue to purchase significant quantities of wafers from us. If any of these customers fails to purchase our committed production, we will be required to find alternative customers for these wafers. In addition, our customers could decide to expand upstream into the solar wafer business, which could adversely affect our sales to such customers. Because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers should encounter difficulties in its operations or reduce its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all, which may have an adverse effect on our revenue and profitability.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may face penalties for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock and constraints in our production capacity. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar, manufacturer of our DSS furnaces. These safety kits are thermal blankets which are placed at the bottom of our DSS furnaces to prevent molten silicon from breaching the furnaces. In early 2008, we also experienced delays in the delivery of our products due to logistics disruptions as a result of the snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance the construction of our polysilicon production plant and the expansion of our wafer-production capacity, and our working capital requirements, including payments to suppliers to secure our polysilicon feedstock requirements. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. Historically, we have in part relied on substantial short-term bank borrowings and advance payments from customers to finance our working capital requirements. We will need additional debt or equity financing to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected.

We have substantial existing indebtedness and may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2007, our outstanding short-term and long-term bank borrowings amounted to approximately $289.2 million. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and our ability to generate sufficient cash. For example, it could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors which have less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

For the years ended December 31, 2006 and 2007, our net cash outflow from operating activities was $57.1 million and $80.7 million, respectively. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking equity capital. These strategies, if implemented, may not be instituted on satisfactory terms. Any of these constraints upon us could materially adversely affect our ability to satisfy our obligations.

Our customers may not prepay for their orders.

We currently require most of our customers to prepay a portion of the purchase price of their orders. Advance payments from customers increased to $208.8 million in the year ended December 31, 2007 from $40.0 million in the year ended December 31, 2006. This allows us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. However, this practice may not be sustainable if market conditions were to change. Should this occur, our cash flows and business operations may be materially adversely affected as we would then be forced to raise more cash, have longer accounts receivable turnover days.

We are subject to several securities class action lawsuits resulting from allegations of accounting problems made by our former financial controller and, we are unable to quantify their eventual impact, if any, on us. These lawsuits or any similar or other allegations, lawsuits or proceedings in the future could adversely affect our results of operations, financial condition and reputation and may cause loss of business.

Several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Court in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C 07-05182 WHA. The lawsuit alleges securities law violations and seeks unspecified damages relating to the allegations made by our former financial controller, Charley Situ (“Mr. Situ’s allegations”). The complaints allege that we had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by, among other things, overstating our inventories of polysilicon. In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, including the allegations that the feedstock inventory was overstated.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. We believe that Mr. Situ’s allegations have no merit. Additionally, our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel, a major U.S. law firm, and forensic accountants from a “big four” independent accounting and consulting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the production of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required. It is not possible for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of this litigation.

We may be involved in similar or other allegations, litigations or legal or administrative proceedings in the future. Any such future allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market prices of our ADSs.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Relating to Business Operations in China — The uncertain legal environment in China could limit the legal protections available to you” in this report. In addition, our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are considering and may invest or otherwise participate in several alternative energy projects, including projects involving thin-film solar technology, solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business. See “Item 6 — Directors, Senior Management and Employees — Directors and Senior Management.”

Our principal shareholder, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns 70.9% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. Mr. Peng, in his personal capacity, and his family members are considering and may invest or otherwise participate in several alternative energy projects, including projects involving thin-film solar technology, solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business.

If solar power is not adopted for wide commercial application, our revenues may decline and we may be unable to sustain our profitability.

The solar power market is at an early stage of development and the extent of acceptance of solar power technology and products is uncertain. Many factors may affect the viability of wide commercial adoption and application of solar power technology, including:

•	cost-effectiveness, performance and reliability of solar power technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the solar power industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of solar energy products, which tend to decrease when economic growth slows.

Market data on the solar power industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our net sales and profits to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher photovoltaic efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce multicrystalline wafers that could yield higher photovoltaic conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than multicrystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our multicrystalline wafers or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing processes use hazardous equipment, such as DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances and acquisitions and our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to consider entering into strategic acquisitions and investments and establishing strategic alliances with third parties in the solar industry. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucible manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for a consideration of approximately Rmb 16.8 million. We may engage in similar or other acquisitions that will complement our expansion strategies. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until after they are shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007, we recorded an inventory write-down of $4.2 million due to defects identified in certain of our finished goods products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced photovoltaic efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We will become subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year ending December 31, 2008; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Upon completion of our IPO in June 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require, beginning with our fiscal year ending December 31, 2008, that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors will not be permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified below were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

In the past, we had certain deficiencies in our internal controls. For example, in the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm was that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We did not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis. As more fully described in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Internal Control over Financial Reporting,” following the identification of this significant deficiency and other weaknesses, we adopted certain steps, and we plan to implement additional steps, to address them and to improve our internal control over financial reporting generally. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the solar power industry, are vital to our success. Our principal operations are located at Xinyu city of Jiangxi province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the solar power industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. If we fail to attract and retain qualified employees, our business and prospects may be materially adversely affected.

Fluctuations in exchange rates could adversely affect our business.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK PV Silicon and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency loss of $1.3 million and $1.7 million during the years ended December 31, 2006 and 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During the year ended December 31, 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure, but we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. Upon the completion of our polysilicon production facilities, we will use, generate, store and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, from relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines commence commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authorities before the manufacturing lines commence full production. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant currently under construction, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or at all. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or to order us to cease production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our solar wafers and ingots results in injury. Since our solar wafers and ingots are made into electricity producing devices, it is possible that users could be injured or killed by devices that use our solar wafers and ingots, whether by product malfunctions, defects, improper installations or other causes. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer manufacture. In August 2006, as support to our wafer production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour. At the current market rate of Rmb 0.59 per kilowatt-hour, we are effectively subsidized by Rmb 0.19, or $0.03, per kilowatt-hour we use for our wafer production. In the years ended December 31, 2006 and 2007, we received an aggregate of $0.8 million and $3.1 million in such government subsidies. This utility arrangement is valid for three years from August 2006 and may be extended only with consent of both parties.

In addition, as support to our polysilicon production in Xinyu city, the Xinyu Industry Development District government further agreed in September 2007 to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production. At the current market rate of Rmb 0.59 per kilowatt-hour, we are effectively subsidized by Rmb 0.34, or $0.04, per kilowatt-hour we use. We did not receive any such government subsidies during the year ended December 31, 2007 as our polysilicon production had not commenced. This new utility arrangement is valid from the commencement of our polysilicon production operations. Although this agreement does not provide for an expiration date, there is no assurance that the government will not terminate it for reasons beyond our control. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or electricity costs increase upon expiration or termination of our arrangements with the government.

Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during winter when weather is bad and during summer peak seasons. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of destructions of some of the national grid lines in certain provinces in China, including Jiangxi. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu city. To prevent similar peak season blackouts, we have installed a backup power transformer substation at our Xinyu site with an installed capacity of 40 million volt-amperes to support our current operations. In addition, we have substantially completed the installation of another backup power transformer substation at our Xinyu site with the same capacity to support our expansion program through the end of 2008. However, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs or shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process related know-how and technologies in the production of solar wafers and ingots. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar wafer industry. We currently do not have any patent or patent application pending in

China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this report, we have outstanding stock options under our stock incentive plan with respect to 10,647,803 ordinary shares, of which 8,147,017 were granted to our directors, employees, consultants and service providers. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative, research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province in China. A natural disaster such as fire, floods, typhoons or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including raising benchmark interest rates of commercial banks, reducing money supply and placing additional limitations on the ability of commercial banks to make loans by raising bank reserves against deposits. Our business, prospects and results of operations may be materially adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Jiangxi LDK Solar, is able to pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of our PRC subsidiary to service its foreign currency-denominated indebtedness and to distribute dividends to us in foreign currencies.

Foreign exchange transactions by our PRC subsidiary under the capital account continue to be subject to significant foreign exchange controls. Subsequent to this offering, we have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from this offering in the form of registered capital or a shareholder loan into our PRC subsidiary to finance our operations in China. Our choice of investment is affected by the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. In addition, our transfer of funds to our subsidiary in China is subject to approval by PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, are wholly foreign-owned enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under former PRC laws and regulations, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under former PRC laws and regulations, Jiangxi LDK Solar, as a foreign invested manufacturing enterprise was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015. When these tax benefits expire, the effective tax rate of Jiangxi LDK Solar will increase, which will result in an increase in our income tax expenses. Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon do not enjoy any preferential tax treatment in China.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their preferential tax treatment under the prior tax regime until such treatment expires in accordance with its terms, on the condition that such preferential tax treatment is available under the grandfather clause of the new tax law. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially adversely affected.

We may be deemed a PRC resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

We are Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax. Under the new PRC Enterprise Income Tax Law, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” as defined in the new tax law, dividends and distributions from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China entitling us to any withholding tax lower than 10%.

The new PRC Enterprise Income Tax Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China. Therefore, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes subject to the uniform 25% enterprise income tax rate as to our global income. See the risk factor entitled “— Dividends payable by us to our foreign investors and gain on the sale of our ADSs may become subject to withholding taxes under PRC tax laws” below.

Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws.

Under the new PRC Enterprise Income Tax Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business) to the extent such dividends are sourced within China and we are considered a “resident enterprise” in China. Similarly, any gain realized on the transfer of our shares or ADSs representing our shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of the ADSs, the value of your investment in our shares or ADSs may be materially adversely affected.

We rely principally on dividends paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur. If any of our subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to

us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC entities on a combined basis only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC entities are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC entities combined may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. Under the new PRC Enterprise Income Tax Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends paid by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business) subject to the application of any relevant income tax treaty that China has entered into, which provides for a lower withholding tax rate. If we or our non-PRC subsidiaries are considered “non-resident enterprises,” any dividend that we or any such non-PRC subsidiary receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate (or lower treaty rate).

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially adversely affect us.

The SAFE issued a public notice in October 2005, together with its implementation procedures and May 2007 clarifications issued by SAFE, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect our business.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemic outbreak. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to Our ADSs and Shares

Future issuances of ordinary shares, ADSs or equity-linked securities may dilute the ownership interest of our existing shareholders and depress the trading price of our ADSs.

Any future issuance by us of ordinary shares, ADSs or equity-linked securities could dilute the interests of our existing shareholders and could depress the trading price of our ADSs. We may issue equity-linked securities, such as convertible notes, in the future for a number of reasons, including to finance our operation and business expansion plans, acquisitions, strategic collaborations or other transactions, to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to holders of ADSs or may dispose of such rights and make the net proceeds available to such holders. As a result, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and ADS holders will not receive such distribution.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy Holding Limited, or LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK Solar International Company Limited in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. We established two wholly owned subsidiaries, Jiangxi LDK PV Silicon Technology Co., Ltd. and Jiangxi LDK Solar Polysilicon Co., Ltd. on July 12, 2007 and October 11, 2007, respectively, both incorporated in Jiangxi province, China.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange. We are currently 70.91% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval.

Under our Memorandum of Association, the purpose of our company is unrestricted. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu city, Jiangxi province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this report.

See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Investments” for information on our capital expenditures.

B.	Business Overview

Overview

We are a leading manufacturer of multicrystalline solar wafers. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We sell multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. We produce and sell multicrystalline solar wafers between 180 and 220 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers.

We manufacture multicrystalline ingots from polysilicon feedstock in our directional solidification system furnaces, or DSS furnaces, as an interim step in producing wafers. In addition to using solar-grade virgin polysilicon, we also use other polysilicon materials from various sources in our ingot manufacturing process. We have developed proprietary production processes for the use of polysilicon scraps and recyclable polysilicon in manufacturing our ingots while maintaining our product quality and performance. We use substantially all of our ingots for production of our own wafers. In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

As of December 31, 2007, we had an annual multicrystalline wafer production capacity of approximately 420 megawatts, or MW. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion to approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009.

Despite the current industry-wide shortage of polysilicon, we have inventory and commitments from suppliers that we believe will satisfy over 80% of our estimated requirements through 2008. Some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. Our polysilicon feedstock consists of polysilicon scraps, recyclable polysilicon and virgin polysilicon. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies, including Komex Inc., or Komex, Petro International Corp., or Petro International, Sunbridge Co., Ltd., or Sunbridge, and Targray Technology International Inc., or Targray. We have also purchased virgin polysilicon from virgin polysilicon manufacturers. In addition, some of our customers, including BP Solar, Canadian Solar Inc., or CSI, General Electric International Inc., or GE Energy, and Q-Cells, have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements.

In August 2007, we commenced the construction of our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and the 15,000-metric-ton factory by the end of 2008. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

Our principal customers have included Gintech Energy Corporation, or Gintech, Q-Cells, Solarfun Power Holdings Co., Ltd., or Solarfun, Solland Solar Energy B.V., or Solland Solar, and Suntech Power Holdings Co., Ltd., or Suntech, in terms of net sales during the year ended December 31, 2007. Historically, based on the immediate destination of our goods shipped, the majority of our sales had been in China. However, our sales to China as a percentage of our total sales decreased from 75.5% in the year ended December 31, 2006 to 29.4% in the year ended December 31, 2007. We intend to continue to enhance and broaden our revenue and customer base to target other leading global solar cell and module manufacturers.

Our increasing scale of operation and cost reduction program have generally reduced our unit manufacturing cost since our inception. We are, however, subject to fluctuations in market prices of polysilicon feedstock and other raw materials used in our production. We have a dedicated research and development team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiary, Jiangxi LDK Solar, was incorporated in China on July 5, 2005. Since we made our first commercial sale of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $105.5 million for the year ended December 31, 2006 to $523.9 million for the year ended December 31, 2007 and our net income increased from $30.2 million for the year ended December 31, 2006 to $144.1 million for the year ended December 31, 2007.

Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

Leading solar wafer manufacturer

We are a leading manufacturer of multicrystalline solar wafers. We dedicate all our management efforts and financial, technical, research and human resources to the design, development, manufacturing and distribution of multicrystalline solar wafer products. As the global demand for solar power expands, we believe we will continue to benefit from the growth of photovoltaic cell and module production. Although we are constructing our own polysilicon manufacturing facilities in China, substantially all of our production will be used to manufacture our solar wafers. Our position as a pure-play wafer manufacturer minimizes competition and conflicts of interest with our customers. It enables us to form strong strategic relationships with them to gain feedback to better our manufacturing process, improve our technology and obtain long-term contracts. We have decided not to enter into solar cell and module or thin film module production.

Cost-effective production

We believe our production is cost-effective due to the following factors:

•	Efficient Production Process. We have taken a series of cost reduction measures and developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, increasing wafer size, reducing wafer thickness, recovering slurry and increasing production yield.

•	China-based Manufacturing Facilities. By manufacturing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. The low-cost labor in China allows us to utilize, in a cost-effective manner, recyclable polysilicon feedstock that requires intensive labor in its sorting, inspection and preparation. We have also made a 33.5% investment in a local crucibles manufacturer, located in Xinyu city, the same city as our wafer manufacturing facilities. This investment enables us to secure a large portion of the crucibles we need for our anticipated wafer production in the upcoming years at a low cost. Crucibles are used to create ingots, and are currently one of the most expensive consumables used in the wafer manufacturing process.

•	Research and Development. Our research and development efforts are aimed at achieving both near-term production process efficiency improvements and long-term technological breakthroughs through our collaboration with leading universities and our internal resource. Our efforts have enabled us to diversify and optimize our polysilicon feedstock mix, to manufacture larger ingots and thinner and larger wafers. We have established dedicated laboratories in collaboration with Shanghai Jiaotong University and Nanchang University, two universities in China. Our cooperation with Shanghai Jiaotong University is aimed at enhancing the performance of consumables sourced in China such as crucibles, slurry and sawing wires as well as to develop innovative equipment and technologies to improve our manufacturing processes. Our cooperation with Nanchang University is focused on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process.

Large-scale wafer manufacturer utilizing state-of-the-art equipment

We have established a large-scale wafer manufacturing facility with an annual production capacity of approximately 420 MW as of December 31, 2007. Based on our current expansion plan, we intend to increase our wafer production capacity to approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009. We utilize state-of-the-art equipment throughout our manufacturing process, which includes DSS furnaces made by GT Solar and wire-saw squarers and wafering equipment made by HCT Shaping and Meyer Burger. Our current equipment purchase orders and commitments are sufficient to support our production expansion to production capacity objectives for 2008 and 2009. We believe our state-of-the-art production equipment strengthens our competitive position in production efficiency and quality.

Strong relationships with customers and suppliers

We have strong relationships with internationally reputable customers and suppliers of raw materials. We have established a number of long-term relationships and sales arrangements with key players in the photovoltaic industry. Our current customer base consists of some of the major international players in the photovoltaic cell and module manufacturing sector, including BP Solar, CSI, E-Ton, Motech, Q-Cells, Solarfun, Solland, Suntech and more. All of our anticipated wafer output for 2008 and 2009 has been contracted through fixed price, committed orders. We also have a number of long term contracts with fixed quantities that extend beyond 2010, with some of them subject to periodic price re-negotiation or re-setting. Through purchase orders and long-term supply contracts with virgin polysilicon manufacturers and other recyclable polysilicon purchase arrangements with our customers, we have secured over 80% of our estimated polysilicon requirements for 2008.

Experienced management team

We have an experienced management team led by our founder, chairman and chief executive officer, Mr. Xiaofeng Peng, with proven execution capabilities in planning and implementing our corporate strategies. Members of our senior management team have extensive experience in the photovoltaic industry, manufacturing and corporate management. We believe the insight and execution capabilities of our management team have been instrumental in managing our rapid growth and in achieving our current leading market position. Subsequent to the incorporation of our principal operating subsidiary, Jiangxi LDK Solar, in China in July 2005, we made our first commercial sale in April 2006 and became profitable in the first quarter of our operations. We believe that the technical and industry knowledge and the business management experience of our senior executives provide us with significant competitive advantages in the fast growing solar industry.

Our Strategies

Our principal objective is to strengthen our position as a global leader in the manufacturing of multicrystalline solar wafers through increasing our production capacity and strengthening our cost competitiveness. We intend to achieve this objective by pursuing the following strategies:

Expand our production capacity to meet customer demand and enhance economies of scale

We plan to expand our production capacity rapidly in order to gain market share and cement our position as one of the leading players in the solar wafer industry. Both our upstream polysilicon suppliers and our downstream solar cell and/or module manufacturer customers have been aggressively expanding their operations due to strong global demand for solar products. We believe there exists an opportunity for us to quickly grow our operations to support the development of the solar power industry chain, including monocrystalline wafer manufacturing. When our wafer production capacity reaches approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009 as currently anticipated, increased economies of scale will further enhance our competitive position within the solar value chain.

Continue to improve our research and development to reduce manufacturing costs, improve production yield and pursue technological innovation

We plan to devote substantial research and development resources and recruit additional experienced research and development personnel to enhance our technological capabilities. As demand for photovoltaic products increases and production capacity expands across the value chain, we believe that the ability to maintain a competitive cost structure will be crucial to our success. We plan to continue providing high quality solar wafers at competitive prices by focusing on research and development in the following areas:

•	maximize the utilization of polysilicon by making larger ingots and thinner wafers;

•	improve technologies used in our polysilicon and slurry recovery program;

•	improve production output by making thinner and larger wafers;

•	reduce the costs associated with consumable items, such as sawing wires, crucibles and slurry; and

•	utilize more low-cost raw materials by improving our processing technology.

We will continue to devote substantial resources to research and development in order to improve our production yield. We will also focus our research and development efforts on the application of next generation solar technologies in order to strengthen our market position and capture future development opportunities in the solar industry.

Develop our in-house polysilicon manufacturing capabilities

We are in the process of developing our in-house polysilicon manufacturing capabilities so that we may reduce our material costs and ensure we have adequate supply of polysilicon for our wafer production. Polysilicon is the highest cost component in wafer production and by producing polysilicon internally, we believe we will be able to significantly reduce our cost for raw materials. We will also be able to increase the flexibility of our polysilicon supply by producing different grades of silicon that may cater to varying needs of our customers. In August 2007, we commenced the construction of our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and at the 15,000-metric-ton factory by the end of 2008. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

Secure supplies of polysilicon feedstock from third-party vendors

According to Photon International, polysilicon is in tight supply industry-wide, which is a hindrance to the growth of solar wafer manufacturing. To address the current industry-wide polysilicon shortage, we seek to enter into additional supply agreements with leading virgin polysilicon suppliers as well as recyclable polysilicon suppliers. We will also continue to seek polysilicon from our customers and, at times, purchase from the spot market as necessary. We currently have inventory and commitments from suppliers that we believe will satisfy over 80% of our estimated requirements through 2008. We also intend to further broaden our supplier base to diversify our raw material sources.

Broaden our geographic presence and strengthen our customer relationships

We plan to broaden our geographic presence and further strengthen our relationships with customers both in China and internationally. We intend to further enhance our customer feedback system and collaborate closely with our customers to improve our technology and services. In China, we plan to increase our sales and service forces to provide wider coverage of the market and gather customer feedback on a timely basis. Internationally, we intend to significantly increase our sales to the global top 20 solar cell and module manufacturers in order to strengthen our long-term customer base. We plan to establish sales and support offices in each of our major international markets, including Europe, Japan and the United States, to facilitate communications with our customers in those markets and to complement our global sales efforts.

Consider selective alliances and acquisitions

We will consider suitable opportunities to enter into strategic alliances or acquisitions that provide synergies or otherwise strengthen our existing business, including upstream players with various technology capabilities in the production of polysilicon, consumables and other materials used in solar wafer manufacturing. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., a Xinyu-based crucible manufacturer. In addition, to the extent we believe it is synergistic to us and favorable to our customers, we may also consider acquisitions of other solar wafer manufacturers, who we believe would complement our production capabilities. We believe that our relationships with many industry participants and our knowledge of, and experience in, the solar power industry allow us to understand industry trends, technological developments and applications of solar power technologies, which will assist us in making decisions regarding such alliances and acquisitions.

Our Products

We manufacture and sell multicrystalline solar wafers. We focus on the production of multicrystalline wafers instead of monocrystalline wafers primarily because:

•	we can use a wider range of polysilicon feedstock in the production of multicrystalline wafers; and

•	multicrystalline wafer production process has a lower cost.

We currently produce and sell multicrystalline wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns.

We also provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process such feedstock to produce ingots. We then slice such ingots and ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

Wafer Production

Production of multicrystalline wafers can be divided into two main steps:

•	ingot production, and

•	wafering.

We use manufacturing equipment and related technologies purchased from well-known solar equipment vendors, including GT Solar, HCT Shaping and Meyer Burger. We also use other equipment manufactured domestically or imported from overseas.

Production of Polysilicon Ingot

We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, a process known as squaring. Our polysilicon ingots are currently 270 kilograms in weight and 690 by 690 mm in width and 216 or 243 mm in height. We are engaged in research and development efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot of 270 kilograms by 15%.

Wafering

After passing inspection, the polysilicon blocks are cropped and prepared for slicing. The prepared polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations before our final inspection and packaging for delivery.

In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

Illustrated below is a diagram of our ingot production and wafering process:

Materials used in our wafer production

Polysilicon Feedstock.  The main raw material for multicrystalline wafer and ingot production is polysilicon feedstock. We use a variety of polysilicon materials, including solar-grade virgin polysilicon that is at least 99.9999% pure, recyclable polysilicon scraps from third parties and silicon powder.

Crucibles.  A crucible is a ceramic container used to hold polysilicon feedstock for melting in the furnace and has to withstand extremely high temperatures. Crucibles are currently not reusable, as once the ingot is formed, the crucible holding the ingot will be broken and removed from the ingot.

Slurry and Wire.  Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, or SiC, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool.

Wafer production facilities

We manufacture multicrystalline wafers and ingots at our facilities in Xinyu city, Jiangxi province, China. Our wafer manufacturing facilities occupy a site area of approximately 1,346,400 square meters in the Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu city.

We currently have two plants to house our wafer manufacturing operations in the Xinyu Hi-Tech Industrial Park. As of December 31, 2007, we had the following equipment in operation:

•	134 DSS furnaces used for ingot production;

•	25 squarers used to cut ingots into blocks;

•	96 wire saws used to slice blocks into wafers; and

•	other supplemental or ancillary facilities.

Our annual production capacity as of December 31, 2007 was approximately 420 MW.

Wafer production capacity expansion

We completed the construction of our third multicrystalline wafer plant in the third quarter of 2007. As a result, our total annual production capacity was increased to approximately 420 MW by the end of 2007.

As of December 31, 2007, we had commitments from our equipment suppliers for the delivery or installation of an additional 285 DSS furnaces, 52 squarers and 144 wire saws, which can support an annual manufacturing capacity to approximately 800 MW by the end of 2008. We have also entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion of our annual manufacturing capacity to approximately 1,600 MW by the end of 2009. We plan to procure supplemental facilities, such as a ventilation system, air purification system, water station and waste water treatment station, as needed in our expansion plan.

Wafering technologies

We have been improving our technologies and expertise to clean and optimize the mix of polysilicon feedstock of different grades and to ensure and improve our polysilicon yield. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We have purchased automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of our slurry through third-party service providers. We have also purchased slurry recovery systems from HCT Shaping and GT Solar to recover the slurry internally. In January 2007, we installed our first line of the slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional research and development, we will endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our environmentally friendly program.

Polysilicon Production

In August 2007, we commenced the construction of our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province to produce solar-grade virgin silicon feedstock for use in our production of multicrystalline solar wafers. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and the 15,000-metric-ton factory by the end of 2008. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

We have engaged Fluor Corporation, or Fluor, to provide general engineering, procurement, construction and management services for our polysilicon manufacturing plant at our Xinyu site. We have also hired CDI Engineering Solutions, a division of engineering outsourcing service provider, CDI Corp., to provide basic engineering services (front-end engineering design) for our TCS plant for our 15,000-metric-ton factory. In addition, we intend to purchase and install a separate TCS plant for our 1,000-metric-ton factory. As of the date of this report, we have received the completed basic engineering phase, or BEP, package for our TCS plant on-time and on-budget from CDI Engineering Solutions. The BEP defines the parameters of the plant design and is used to prepare detailed construction drawings.

Polysilicon production process

We intend to use modified Siemens process for our polysilicon production. Our polysilicon production process will start with mixing hydrogen chloride, or HCI, with a bed of silicon powder in a reactor which produces TCS. TCS will then be purified through distillation and the byproduct silicon tetrachloride, or STC, will be converted back into TCS for re-use as a production input, and hence recycled in what is known as a closed loop process. Next, high-purity silicon rods will be exposed to purified TCS gas in a hydrogen environment at 1,080°C, allowing TCS gas to decompose and deposit additional silicon onto the rods. When the rods eventually grow to desired diameters, they will be removed from the reactor and moved to a clean area for further processing. Finally, the rods will be broken into chunks, impurities will be segregated and the ultra pure polysilicon chunks will then be used for our wafer production.

The following chart sets forth our planned polysilicon production process.

Polysilicon production technologies

We will use metallurgical silicon as a raw material to produce TCS, which will then be used to produce polysilicon. Our technology will enable a high degree of hydrogen, HCI, TCS and STC to be recycled and reused during the production process, thereby reducing waste output and lowering raw material cost. This continuous closed-loop process increases production capacity per reactor, while reducing overall energy consumption and capital investment for a given level of production. Our advanced distributed control system, or DCS, will improve production capacity and safety while reducing human-resource related operating expense. Our production process, including production, cleaning, packaging and transportation, will conform to relevant international standards and our comprehensive waste management system is compliant with national environmental protection standards.

Polysilicon production facilities

We intend to manufacture solar-grade pure polysilicon at our facilities in Xinyu city, Jiangxi province, China. Our polysilicon manufacturing facilities occupy a site area of approximately 8.7 million square meters in the Xinyu Hi-Tech Industrial Park of Xinyu city. As of December 31, 2007, we had the following equipment delivered to our site pending installation:

•	two Siemens technology-based reactors from Sunways AG, or Sunways; and

•	other ancillary polysilicon production equipment.

The 15,000 metric-ton factory has been designed to operate a closed-loop system and we anticipate implementing a closed-loop process as the factory becomes operational. We intend to construct HCl and TCS production facilities near the 15,000-metric-ton factory to produce production inputs for both of our polysilicon factories. We also plan to implement a closed-loop process at the 1,000-metric-ton factory in 2009.

We entered into an engineering, facility consulting service and equipment supply agreement in September 2007 with Sunways to procure all technical devices and equipment, including two Siemens technology-based reactors, and related ancillary components for our 1,000-metric-ton polysilicon production facility. We have also contracted with Sunways under the agreement to procure quality management, testing and initial operation, technical support and other consulting services for the polysilicon production facility.

Quality Control

We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have established quality-control at each stage of our production process to closely monitor the quality of our production and to ensure that our solar wafers and ingots meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention. Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in the “Item 3 — Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this report, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2007, we had a core quality management unit consisting of 343 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of multicrystalline wafers and ingots. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and multicrystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.

We are currently implementing an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We obtained the ISO9001 Quality Assurance Certification in February 2007.

Customers, Sales and Marketing

Our customers currently comprise some of the industry leaders in the photovoltaic cell and module sector, both within and outside China. They include Chuan-Yi Investment Corporation, Hyundai, Moser Baer Photo Voltaic Ltd., or MBPV, Neo Solar, Petro International, Q-Cells, Solland Solar and Sunways. Historically, the majority of our sales have been in China. However, we have been enhancing and broadening our revenue and customer base to target other leading photovoltaic cell and module producers around the world. For the years ended December 31, 2006 and 2007, we derived approximately 75.5% and 29.4%, respectively, of our net sales from sales to manufacturers of photovoltaic products in China and approximately 24.5% and 70.6%, respectively, from exports. During the years ended December 31, 2006 and 2007, our top five customers collectively accounted for approximately 70.2% and 42.7%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of such net sales for the year ended December 31, 2006. During the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2007 or 2006.

We have written agreements with our principal customers:

•	In March 2006, we entered into a five-year solar wafer supply agreement with Solland Solar, commencing on January 1, 2006 through December 31, 2010 and automatically renewable at one-year increments. Both parties have agreed to determine the wafer supply quantities and prices for 2007 and each subsequent year through negotiation.

•	In August 2007, we entered into an three-year contract to supply multicrystalline solar wafers to Taiwan-based Chuan-Yi Investment Corporation, or Chuan-Yi. Under the terms of the contract, we will deliver approximately 246 MW of multicrystalline solar wafers to Chuan-Yi valued at approximately $516 million over a three-year period.

•	In August 2007, we entered into a contract to supply multicrystalline solar wafers to Neo Solar. Under terms of the agreement, we will deliver approximately 237 MW of multicrystalline solar wafers to Neo Solar valued at approximately $495 million through the end of 2009.

•	In September 2007, we entered into a wafer supply contract to supply multicrystalline solar wafers to Sunways. Under the terms of the contract, we will deliver approximately 1.0 gigawatt of multicrystalline solar wafers to Sunways at fixed prices over a ten-year period starting in 2008.

•	In December 2007, we entered into a 10-year contract to supply multicrystalline wafers to Q-Cells, pursuant to which we will deliver more than 6.0 gigawatts of multicrystalline solar wafers to Q-Cells over a ten-year period commencing in 2009 through 2018. We will use approximately one-third of the polysilicon produced by our 15,000-metric-ton polysilicon production facility that is currently under construction to manufacture the wafers to be delivered under this contract. Q-Cells has agreed to make certain prepayments to assists us in financing the expansion required to supply these volumes. Additionally, Q-Cells has the option to purchase further silicon wafers if we expand polysilicon our production capacity.

•	In January 2008, we entered into a ten-year contract to supply multicrystalline solar wafers to Neo Solar. Under the contract, we will receive a cash deposit from Neo Solar and the pricing will be fixed for the entire contract period. We will deliver approximately 509 MW of multicrystalline solar wafers to Neo Solar commencing in 2009.

•	In February 2008, we entered into an eight-year contract to supply multicrystalline solar wafers to Hyundai based in the Republic of Korea. Under the terms of the agreement, we will deliver 450 MW of multicrystalline solar wafers to Hyundai over an eight-year period commencing in late 2008 through 2015. The pricing is fixed from 2008 through 2010 and the pricing for the remaining term of the contract will be subject to agreement. Hyundai will make an advanced payment representing a portion of the contract value to us.

•	In March 2008, we entered into an agreement to supply multicrystalline solar waters to Petro International. Under the terms of the agreement, we will deliver approximately 120 MW of multicrystalline solar waters to Petro International over a three-year period commencing in March 2008 through March 2011. The pricing is fixed from 2008 through 2009 and the pricing for the remaining term of the agreement will be subject to negotiations.

•	In April 2008, we entered into a ten-year contract to supply multicrystalline solar wafers to MBPV. Under the terms of the contract, we will deliver approximately 640 MW of multicrystalline solar wafers to MBPV over a period commencing in the second half of 2008 through the end of 2017. The pricing is fixed from 2008 through 2010 and the pricing for the remaining term of the contract will be subject to negotiations. MBPV will make an advance payment representing a portion of the contract value to us.

Our net sales generated from the various geographic regions during the year ended December 31, 2007 as a percentage of our net sales has experienced some significant changes as compared to the year ended December 31, 2006. Based on the immediate destination of our goods shipped, the majority of our sales had been in China. However, our sales to China as a percentage of our total sales decreased from 75.5% in the year ended December 31, 2006 to 29.4% in the year ended December 31, 2007. Our net sales to Asia Pacific ex-China during the year ended December 31, 2007 increased to 41.3% as compared to 16.3% during the year ended December 31, 2006. Our net sales to Europe during the year ended December 31, 2007 increased to 20.1% as compared to 3.2% during the year ended December 31, 2006. Our net sales to North America during the year ended December 31, 2007 increased to 9.2% as compared to 5.0% during the year ended December 31, 2006.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our sales to Chinalight and Solartech Energy have been based on short-term sales contracts and monthly and quarterly purchase orders. We typically require our customers to prepay a portion of the contracted purchase price before we deliver our products.

Suppliers

Raw materials and consumables

The materials used to produce our solar wafers include virgin polysilicon, recyclable polysilicon acquired from semiconductor manufacturers and equipment vendors and related consumables. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon.

We source our polysilicon feedstock from both domestic and international sources, including:

•	semiconductor materials trading companies, such as Komex, Petro International, Sunbridge and Targray;

•	solar cell and module makers, such as BP Solar, CSI, GE Energy and Q-Cells; and

•	solar-grade virgin polysilicon manufacturers, such as Wacker.

For the years ended December 31, 2006 and 2007, polysilicon feedstock comprised approximately 75.0% and 80.7% of our costs of goods sold, respectively.

We have inventory and commitments from suppliers that we believe will satisfy over 80% of our estimated polysilicon requirements for 2008. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements.

Since our inception, we have relied on a combination of one-time purchase orders and long-term purchase contracts with our suppliers in order to fulfill our polysilicon requirements. In addition, we have diversified our polysilicon sourcing through purchase and sale arrangements with our solar cell and module customers that possess solar-grade polysilicon feedstock. Through these arrangements, these customers sell us a certain amount of polysilicon feedstock and we sell them certain quantities of solar wafers. We also intend to source a portion of our polysilicon requirements internally in the future as described under “Polysilicon Production Process.”

We have written agreements with our principal suppliers:

•	Our framework silicon purchase contract with Komex entered into in December 2006 has a term of eight years from January 2007 to January 2015. Pursuant to the contract, Komex is required to supply at least 35 tons of solar-grade polysilicon feedstock to us at market prices for each month during the term of the contract. The Komex contract provides for a monthly delivery schedule and we are required to pay 100% of the purchase price in advance for each shipment.

•	Our cooperation agreement with Kunical entered into in December 2006 has a term of four years from 2007 to 2010. Pursuant to this contract, Kunical is required to use its best efforts to supply to us 200 tons of polysilicon feedstock each year during the term of the contract for a total price of $96 million. Kunical is required to deliver polysilicon feedstock within seven business days upon receipt of our purchase order and we are required to pay 100% of the purchase price for each shipment five days after receipt of its invoice.

•	Our agreement with Luoyang Zhonggui High-Tech Co., Ltd, or Luoyang Zhonggui, entered into in April 2007 has a term of five years. Pursuant to this agreement, Luoyang Zhonggui will supply 200 tons of polysilicon feedstock in 2008, 400 tons in 2009, 800 tons in 2010, 1,000 tons in 2011 and 1,500 tons in 2012. The purchase price will be based on prevailing PRC domestic market prices. We are required, however, to make prepayments to Luoyang Zhonggui in the aggregate of Rmb 400.0 million, payable as follows: Rmb 50.0 million by October 30, 2007, Rmb 150.0 million by November 30, 2007, Rmb 180.0 million by April 30, 2008 and Rmb 20.0 million by December 31, 2008. As a result of the delay in delivery progress, as of the date of this report, we have made an aggregate of Rmb 77 million in prepayments.

•	In March 2008, we entered into a polysilicon feedstock supply agreement with Petro International. Pursuant to this agreement, Petro International will provide us with an aggregate of 1,449 metric tons of polysilicon feedstock, to be delivered from March 2008 through February 2011. We have agreed to pay a deposit of 2% of the aggregate contract price. Delivery of the feedstock will be on a monthly basis and we are required to pay 100% of the purchase price in advance of each shipment.

We have also sourced significant amounts of polysilicon feedstock from suppliers, such as Targray and Sunbridge, in the spot markets without any prior written agreements.

We have also entered into polysilicon raw material supply arrangements with other suppliers, such as BP Solar, CSI, GE Energy, Q-Cells, and Wacker. Due to the current worldwide shortage in polysilicon supply, we generally have to make prepayments to our virgin polysilicon suppliers in order to secure stable supply of our virgin polysilicon feedstock. We make these prepayments without receiving any collateral. As of December 31, 2007, our prepayments to suppliers amounted to $157.2 million. If our suppliers fail to deliver the polysilicon we have ordered and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China. In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucible manufacturer, in an effort to ensure supply of our needs for crucibles. In addition, we have entered into a Strategic Cooperation Agreement with Jiangxi Sinoma, a Xinyu-based crucible manufacturer, in which we own a minority equity interest. This agreement provides that not less than 80% of Jiangxi Sinoma’s production capacity will be used to satisfy our requirements and that, subject to the scope and timing of production expansion at Jiangxi Sinoma, we will purchase not less than 80% of our annual requirements of crucibles from Jiangxi Sinoma. This agreement has a term of five years starting from November 2007.

Equipment

We source our key manufacturing equipment from leading international manufacturers. GT Solar provides all of our current DSS furnaces and some of our polysilicon reactors. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. HCT Shaping and Meyer Burger provide all of our squarers and wire saws. We also purchase ancillary equipment from other manufacturers.

In connection with our wafer production expansion plan and the construction of our polysilicon production facilities, we had equipment supply contracts outstanding as of December 31, 2007 for:

•	242 additional DSS furnaces from GT Solar;

•	99 additional wafering wire saws from HCT Shaping;

•	38 additional squarers from HCT Shaping;

•	50 additional polysilicon reactors and 24 converters from GT Solar; and

•	other ancillary equipment.

We expect the additional equipment will be sufficient to accommodate our increase in wafer production capacity to approximately 800 MW by the end of 2008 and to approximately 1,600 MW by the end of 2009 and our aggregate annual polysilicon production capacity to approximately 7,000 metric tons by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

We have entered into a number of equipment and technologies purchase contracts with GT Solar since June 2005 for an aggregate of 415 DSS furnaces. We are required under these contracts to pay a deposit equal to 20% of the purchase price, to pay an additional 70% by a letter of credit issued prior to each shipment and payable upon presentation of shipping documents, and to pay the remaining 10% of the purchase price within 30 days after our acceptance of equipment but not later than 90 days of each shipment. GT Solar is required under these contracts to provide equipment installation, support, training, assistance and other services to our employees.

We have entered into a number of equipment purchase contracts with HCT Shaping to purchase an aggregate of 173 wafering wire saws and 54 squarers. We are required under some of these contracts to make a 15% advance payment approximately 100 days prior to each shipment, to pay an additional 75% of the purchase price prior to each shipment and to pay the remaining 10% within 10 days after the installation and acceptance of the equipment. We are required under the other contracts to make a 10% payment after the signing of the relevant contracts, to pay a

15% advance payment approximately 120 days prior to each shipment, to pay an additional 65% payment 30 days prior to each shipment and to pay the remaining 10% within 30 days after our acceptance of the equipment.

We have entered into an equipment purchase contract with Meyer Burger in January 2006, as supplemented, for 40 wire saws. We are required under this contract to make a 25% advance payment nine months before each shipment, to pay an additional 65% by a letter of credit issued 60 days prior to the shipment and to pay the remaining 10% within 30 days after the acceptance of the equipment.

We have engaged Fluor to provide project management, engineering, procurement and construction management services for our polysilicon manufacturing plant. Under our contracts with Flour, we are required to pay Fluor as compensation for their service a fee based on hourly rates of Fluor’s consultants, plus the reimbursement of all of the project costs. In addition, we are required to pay Fluor a fixed fee of 2% of the total installed cost of the project and an incentive fee of 2% of the total installed cost of the project. The fees are payable through monthly billings.

We entered into an equipment purchase contract in September 2007 with Sunways for two Siemens technology-based reactors. Pursuant to the contract, we are required to make a 50% advance payment after the signing of the contract and the remaining 50% will be payable by November 30, 2008.

We entered into an equipment supply agreement in July 2007 with GT Solar to purchase an aggregate of 50 TCS decomposition reactors and 24 converters for the production of solar-grade polysilicon, together with related ancillary supplies and equipment. We are required under the agreement to pay deposits in installment equal to 35% of the aggregate purchase price, to pay an additional 55% of the purchase price with respect to each reactor upon its delivery and to pay the remaining 10% of the purchase price per reactor upon its initial production of polysilicon. We have separately contracted with GT Solar for its services in equipment installation, safe operation, training of operating and engineering staff, and assistance in optimizing the polysilicon production.

Research and Development

We have a dedicated research and development team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current initiatives include:

•	optimizing our solidification process to achieve the highest conversion efficiency;

•	improving our solidification purification process to allow us to use low-cost polysilicon materials without losing wafer efficiency and quality;

•	reducing polysilicon kerf losses and improving polysilicon recoveries;

•	improving our crucible and coating technology to achieve re-usability of our crucibles;

•	optimizing our ingot and wafer sizes, including making larger ingots and larger and thinner wafers;

•	localizing the production of additional consumables in China; and

•	localizing the production of some of our auxiliary equipment in China.

In addition, we established the LDK Laboratory with Shanghai Jiaotong University in October 2005. This laboratory currently focuses on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our research and development efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.

In 2007, we established the LDK Solar Research Center with Nanchang University. This laboratory currently focuses on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process. Under our arrangement with Nanchang University, we and the university will jointly own all research results of the laboratory. Any commercial utilization of the research results is subject to further negotiation between us and Nanchang University.

Competition

The wafer manufacturing industry is competitive. We believe that the supply of polysilicon feedstock will significantly increase in the next few years, thus easing supply constraints to solar wafer manufacturers. Although we expect demand for solar wafers to grow in response to higher demand for photovoltaic cells and modules, the international solar wafer market will become more competitive and we may face price reductions, reduced margins or loss of market share. Like us, other solar wafer manufacturers are also engaged in aggressive expansion programs. We compete with international players such as BP Solar, Deutsche Solar, Ersol, Evergreen Solar, Green Energy, JFE, Kyocera, M.SETEK, PV Crystalox, RENA GmbH Solar, REC, Sino-American Silicon and Trina Solar Limited. We also compete with players in China such as Glory Silicon, Jinggong P-D, Renesola, Shunda, SUMCO and Tianwei Yingli. Recently, many solar cell producers and polysilicon suppliers are also increasingly expanding into wafer production. These competitors include MEMC, Motech, NorSun, Q-Cells and Wacker Schott Solar. Many of our current and potential competitors have a longer operating history, wider name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than us. In addition, most of these competitors are integrated players in our solar industry that also engage in the production of virgin polysilicon, photovoltaic cells and/or modules. Their business models may give them competitive advantages as these integrated competitors place less reliance on the upstream suppliers and/or downstream customers in the value chain. We currently have no plans to expand into the production of photovoltaic cell or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cell or modules based on current wafer technology for approximately 10 years.

We believe that the key competitive factors in our solar wafer market include:

•	cost competitiveness and price;

•	continuous access to polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes; and

•	strong global distribution channels.

Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative photovoltaic products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members are considering and may invest or participate in several alternative energy projects, including projects involving thin-film solar technology, solar thermal, wind energy and biofuels. See “Item 6 — Directors and Senior Management.” We have decided not to enter into solar cell and module or thin film module production. The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system.

Owned property

We own the land use rights to the underlying parcel of land for our manufacturing facilities, including both our water and polysilicon manufacturing facilities, located at the Hi-Tech Industrial Park, Xinyu city, Jiangxi province of China. As of December 31, 2007, the total site area that we owned was approximately 1,346,400 square meters for an original term of 50 years expiring on up to September 2057 and renewable upon its expiration. The gross floor area of our plants in Xinyu Hi-Tech Industrial Park was approximately 139,450 square meters as of December 31, 2007. We occupy our owned properties for purposes of manufacturing, research and development and as a headquarter office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2009.

We also lease a 2,860-square-foot office space in Sunnyville, California, from an independent third party. This lease will expire in March 2009.

Intellectual Property Rights

We have developed various production process related know-how and technologies in-house. In addition, we have embarked on a number of research and development programs, including our collaboration with Shanghai Jiaotong University, with a view to developing techniques and processes that will improve conversion efficiency and product quality. We currently do not have any patents or patent applications pending in China or elsewhere. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us. We have not taken any action outside China to protect our intellectual property.

As of the date of this report, we own “LDK” as a registered trademark for solar wafers and ingots

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $248.1 million as of December 31, 2007. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

Production Safety and Environment

We maintain strong environmentally responsible standards across our company. We are committed to building and operating safe and environmentally friendly polysilicon plants. We are in compliance with all applicable production safety and environmental protection laws and regulations in China. We emphasize production safety and endeavor to operate our manufacturing facilities in an environmentally responsible manner.

Safety

Our plants, working stations and various facilities have been designed to maintain a safe working environment. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. We have established a designated safety monitoring office that directly reports to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related trainings to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.

We require our employees who operate special equipment to have the relevant necessary training before they are allowed to operate such equipment. We conduct regular and required maintenance on our equipment to ensure proper and safe working conditions.

Environment

We have undertaken various measures to reduce pollution and the impact of our manufacturing process on the environment. These measures include monitoring and controlling solid waste, waste water, exhaust fumes and noise. We currently have an on-site sewage treatment station with a 30-metric-ton daily sewage treatment capacity. We believe that we are currently in compliance with all environmental laws and regulations applicable to our operations in China.

In our state-of-the-art polysilicon manufacturing plant, currently under construction, we will be implementing the latest technology for recycling. The 15,000-metric-ton factory will utilize a vent recovery system that will recycle and convert STC back to TCS for consumption in the polysilicon production process. This system will start to operate at the same time as the 15,000-metric-ton factory becomes operational. Once completed, this facility will have a fully closed loop system where the majority of the potential waste of STC by-product will be recycled.

Legal and Administrative Proceedings

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Court in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C 07-05182 WHA. The complaints allege that we overstated our inventory and misstated the quality of our internal controls relating to determining the quantity of our inventory.

In addition, we and several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial statements. Additionally, our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by a major U.S. law firm as our audit committee’s independent counsel, and forensic accountants from a “big four” independent accounting and consulting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations at which we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the production of our multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. In reaching its conclusions, the audit committee relied on various forensic procedures performed by its independent accountants, including tests of our feedstock by independent experts, and review of company and third party documentation, among other things.

We believe the allegations in the securities and derivative lawsuits are without merit and intend to file motions to dismiss the complaints in April 2008 and anticipate judgements on these motions by June 2008.

The SEC initiated an investigation on October 18, 2007 with respect to the above accounting matters and, on March 24, 2008, we were informed that the SEC staff did not intend to recommend any enforcement action by the SEC against us.

Based on the results of this independent investigation, the decision by the SEC staff not to recommend any enforcement action against us and consultation with our legal counsel, we believe it is not probable that an unfavorable outcome will occur upon the ultimate resolution of the pending litigation for this matter. It is not possible, however, for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of this uncertainty.

We are not involved in any other litigation or legal or administrative proceedings that would have a material adverse effect on our business operations.

Regulatory Framework

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth national policies to encourage and support the development and use of solar energy and other non-fossil fuel renewable energy and their on-grid application. It authorizes the relevant government authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also encourages the installation and use of solar-powered water-heating systems, solar-powered heating and cooling systems and other solar energy utilization systems. It expressly contemplates and permits financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, the PRC National Development and Reform Commission promulgated two implementation directives with respect to the Renewable Energy Law. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewal power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewable power generation systems. The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law.

The PRC Ministry of Construction issued a directive in June 2005 to encourage the use of solar energy in residential and commercial buildings and the increased application of solar energy in townships in China. Because China is consuming more and more energy as its economy expands and the related industrial pollution is threatening the environment and livelihood of the nation, the PRC State Council promulgated a directive in July 2005 with specific measures to conserve energy resources.

In December 2006, the PRC National Development and Reform Commission issued a notice to announce the PRC government’s support of the development of renewable energy resources in China, including solar power. The government appropriated an aggregate of $330 million in equivalent Renminbi as a grant to support various renewable energy projects, including commercialization of wafer and ingot production at our company.

Environmental Regulations

We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Implementation Rules of the Law on the

Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution and the PRC Law on the Prevention and Control of Noise Pollution.

Restriction on Foreign Investments

The principal regulation governing foreign ownership of solar power businesses in China is the Foreign Investment Industrial Guidance Catalogue, effective as of January 1, 2005. Under this guidance, the solar power business is listed as an industry with foreign investments permitted.

Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC accounting standards and regulations. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules effective prior to January 1, 2008, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, were generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% of their taxable income. This foreign invested enterprise income tax law and its implementation rules provided certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax for their first two profitable years of operation and a 50% reduced national enterprise income tax for the subsequent three years for manufacturing companies with operating terms of more than ten years. A company that qualified as a “high and new technology enterprise” and concurrently was registered and operated in a recognized national “high and new technology zone” was entitled to a reduced national enterprise income tax rate of 15%.

In March 2007, the National People’s Congress enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their preferential tax treatment under the prior tax regime until such treatment expires in accordance with its terms, on the condition that such preferential tax treatment is available under the grandfather clause of the new tax law. Under the new tax law, “high and new technology enterprises” specially supported by the PRC government and re-recognized in accordance with the new set of criteria under the new tax law will continue to enjoy a reduced national enterprise tax rate of 15%. Neither the new tax law nor the implementation regulations issued by the State Council under the new tax law, however, has specified the new criteria for high and new technology enterprises.

Under the PRC income tax law concerning foreign investment and foreign enterprises, the income tax rate applicable to Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon in 2007 was 33%. Effective January 1, 2008 Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon are subject to the income tax rate of 25% pursuant to the new Enterprise Income Tax Law.

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sale of goods, provision of specified services and importation of goods in China is generally required to pay a VAT, at the rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity or individual. When an entity exports goods from China, the exporter is entitled to a refund of a portion or all of the VAT paid by the entity. Our imported raw materials used for manufacturing products subject to export, to the extent they are placed in government-sanctioned bonded warehouses, are exempt from import VAT.

Pursuant to the new tax law and the related implementation regulations, since January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management bodies” are defined as bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China. However, no more detailed implementation regulations are specified on how to apply or enforce the “de facto management bodies.” The tax consequences of such treatment are currently unclear. Therefore, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and subject to PRC enterprise income tax at the rate of 25% on our worldwide income.

Foreign Currency Exchange

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in “Item 3 — Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies” in this report, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as Jiangxi LDK Solar, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As disclosed, for most capital-account transactions, approval from the SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are also subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, the SAFE and the PRC National Development and Reform Commission, or the NDRC.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises, such as Jiangxi LDK Solar, include:

•	Corporation Law of 1993, as amended;

•	Wholly Foreign-Owned Enterprise Law of 1986, as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules of 1990, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China, including Jiangxi LDK Solar, may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, is required to set aside at least 10% of their after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.

Regulation of Overseas Investments and Listings

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE branch before establishing or gaining control over any company outside China, referred to in the SAFE notice as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

The NDRC promulgated a rule in October 2004, or the NDRC rule, which requires NDRC approval for overseas investment made by PRC-incorporated entities. The NDRC rule also provides that approval procedures for overseas investment by PRC individuals will be based on the NDRC rule.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, which became effective on September 8, 2006. This regulation includes provisions that purport to require special purpose companies formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on any overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose companies. The CSRC approval procedures require the filing of a number of documents with the CSRC and it could take several months to complete the approval process.

The application of the new M&A rule with respect to overseas listings of special purpose companies remains unclear with no consensus currently among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules, including the new M&A rule and the CSRC procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation requiring offerings like our IPO to be subject to its new procedure; and

•	In spite of the above, because we completed our restructuring and established an overseas holding structure before September 8, 2006, the effective date of the new M&A rule, neither the new M&A rule nor the CSRC procedures require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange unless we are clearly required to do so by possible later rules of CSRC.

C.	Organization Structure

Our principal operating subsidiary, Jiangxi LDK Solar, was incorporated in China on July 5, 2005 by Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Peng, to acquire all of the equity interests in Jiangxi LDK

Solar from Suzhou Liouxin and Liouxin Industrial Limited. On September 5, 2006, we incorporated LDK International Solar Co., Ltd. in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. In June 2007, we completed the initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In July and October 2007, respectively, we incorporated two operating subsidiaries in China, Jiangxi LDK PV Silicon, and Jiangxi LDK Polysilicon, for our two polysilicon production factories under construction in Xinyu city, Jiangxi province.

As of the date of this report, our corporate structure is as follows:

D.	Property, Plants and Equipment

For information regarding our material property, plant and equipment, see “— Suppliers — Equipment” and “— Properties”.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3 — Selected Financial and Operating Data” and our audited consolidated financial statements included elsewhere in this report. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3 — Risk Factors” and elsewhere in this report.

Overview

We are a leading manufacturer of multicrystalline solar wafers. We provide solar wafers to photovoltaic products, including solar cells and solar modules, both in and outside China. The multicrystalline wafers we produce and sell are between 180 and 220 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. We also sell polysilicon materials, which include ingots and polysilicon scraps.

As of December 31, 2007, we had an annual multicrystalline wafer production capacity of approximately 420 MW. According to our current expansion plan, we intend to continue to increase our annual production capacity, which we expect to reach approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009. Despite the current industry-wide shortage of polysilicon, we believe that our polysilicon feedstock inventory and commitments from suppliers are sufficient to satisfy over 80% of our estimated requirements for 2008. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements. For the year ended December 31, 2006, we derived approximately 75.5% of our net sales from sales to manufacturers of photovoltaic products in China and approximately 24.5% from exports. For the year ended December 31, 2007, we derived approximately 29.4% of our net sales from sales to manufacturers in China and approximately 70.6% from exports.

In August 2007, we commenced the construction of our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and the 15,000-metric-ton factory by the end of 2008. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

Since we made our first commercial sales of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $105.5 million for the year ended December 31, 2006 to $523.9 million for the year ended December 31, 2007. Our net income increased from $30.2 million for the year ended December 31, 2006 to $144.1 million for the year ended December 31, 2007.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	demand for our solar power products, including government incentives to promote the usage of solar energy;

•	our production capacity and its utilization;

•	the availability, cost, quality and mix of our polysilicon feedstock;

•	our ability to produce polysilicon feedstock at our polysilicon manufacturing plant in sufficient quantities cost-efficiently;

•	our manufacturing costs; and

•	the pricing of our products.

Demand for our solar products

Our business and revenue growth is, in part, a function of the demand for solar power products. Although the solar power market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted, demand for solar energy products has grown significantly over the past decade. According to Photon International, global crystalline solar cell or module production will increase from 2.3 gigawatts in 2006 to 17.9 gigawatts in 2011, representing a compound annual growth rate of 50.7%. According to Solarbuzz, monocrystalline wafers in 2006 represented approximately 42% of the global photovoltaic cell production while multicrystalline wafers constituted approximately 49%.

Demand for solar products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. The unsubsidized cost of using solar energy is currently more expensive, on a per watt basis, than the retail cost of conventional fossil fuel-generated, hydroelectric or nuclear energy sources in most industrialized regions of the world. To the extent that government incentives decrease, demand for our solar wafers and our sales and profits may be harmed. Demand for solar products is also driven by their cost competitiveness as compared to other alternative energy resources that are also subsidized by government incentives.

Our production capacity and its utilization

Demand for our solar wafers is currently greater than our production capacity. As of December 31, 2007, we had an annual production capacity of approximately 420 MW. All of our principal production facilities are operating at close to full capacity. As a result, we need to increase our production capacity in order to capitalize on the strong demand for our products and grow our business and net sales. We plan to increase our annual production capacity of multicrystalline wafers to approximately 800 MW by the end of 2008 and approximately 1,600 MW by the end of 2009. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase manufacturing output, we will be unable to increase our sales and profits and capture additional market share, and our results of operations will be adversely affected.

Availability, cost, quality and mix of our polysilicon feedstock

Solar-grade polysilicon is a specially processed form of silicon and is the primary raw material used to make our multicrystalline wafers. The increase in demand for solar energy products has led to an industry-wide polysilicon shortage and significant price increases in polysilicon feedstock. As a result, our raw material costs have increased. According to Solarbuzz, the average long-term supply contract price of virgin polysilicon increased from approximately $35 to $40 per kilogram delivered in 2005 to $50 to $55 per kilogram delivered in 2006, and was estimated to increase to $65 to $75 per kilogram delivered in 2008. In addition, according to Solarbuzz, spot polysilicon prices ranged from $250 per kilogram to $400 per kilogram in 2007.

Access to a secure and stable supply of polysilicon feedstock continues to be a critical factor that could limit our production output. Since our inception, we have relied on a combination of one-time purchase orders and long-term purchase contracts with our suppliers in order to fulfill our polysilicon requirements. We have inventory and commitments from polysilicon suppliers that we believe will satisfy over 80% of our estimated requirements for 2008. However, some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. We source a portion of polysilicon feedstock from the spot market from time to time depending on the price and our requirements. We are continuing to secure additional supply to support our growth without interruption. To increase our raw material supply and reduce costs, our polysilicon feedstock also includes polysilicon scrap, polysilicon powder, broken wafers and recyclable polysilicon sourced from semiconductor manufacturers, equipment vendors and others, which we use in our ingot manufacturing process. Scraps and recyclable materials account for the majority of our polysilicon feedstock. We also purchase polysilicon ingots from time to time to produce wafers. If we fail to continue to acquire sufficient quantities of polysilicon at commercially viable prices, our business and profitability will be adversely affected.

Our ability to produce polysilicon feedstock at our polysilicon manufacturing plant

We commenced the construction of our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province in August 2007. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and the 15,000-metric-ton factory by the end of 2008. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009. Our financial condition and results of operations will be determined, to a large extent, on whether we can finish the construction of and operate our polysilicon production plant at the planned production capacity in a cost efficient manner.

Our manufacturing costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, raw materials and other manufacturing costs. For the year ended December 31, 2007, our costs of polysilicon feedstock accounted for approximately 80.7% of our cost of goods sold. As we believe global polysilicon supplies will increase and polysilicon prices will decline in the long run, we expect that our manufacturing costs as a percentage of our cost of goods sold will become more significant. Since our inception, we have taken a series of measures to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. If we fail to continue to reduce our manufacturing costs, our profitability will be adversely affected.

Pricing of our wafer products

Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions in China, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. We price our wafers on a per-piece basis. According to Photon Consulting, wafer prices on a per-watt basis are expected to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies and declines in polysilicon prices, and increased wafer production capacity in our industry, and we expect the average selling price of our wafers to decline in 2008 and thereafter. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our gross margins would be adversely affected. In addition, as a part of our geographic expansion strategy, we plan to significantly expand our overseas sales in 2008 and future years to target the top 20 solar cell and module manufacturers in the world to strengthen our long-term customer base. The current prevailing international market price for solar wafers is lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin.

Net Sales

We derive revenues primarily from the sale of multicrystalline wafers. We also sell a small number of monocrystalline wafers. We provide wafer processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. The silicon materials we sell include multicrystalline ingots as well as silicon scraps. In the year ended December 31, 2006, our net sales were generated almost entirely from the sale of wafers, which accounted for 97.2% of our net sales. Sales of silicon materials and wafer processing services accounted for 2.4% and 0.4%, respectively, of our net sales during the year ended December 31, 2006. In the year ended December 31, 2007, approximately 91.6% of our net sales were generated from sales of multicrystalline wafers and 4.1% from sales of monocrystalline wafers. Sales of silicon materials and wafer processing services accounted for 0.7% and 3.6%, respectively, of our net sales during the year ended December 31, 2007. We expect that sales of multicrystalline wafers will continue to account for a majority of our net sales for the foreseeable future. We also expect that our net sales will increase as we expand our production capacity to meet market demand.

Our net sales are affected by our unit sales volume and average selling prices. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with original contractual terms of five years or longer with fixed quantities with some of our major customers, including Hyundai, Solartech Energy, Neo Solar and Q-Cells. Some of these long-term agreements are subject to periodic price re-negotiation or re-setting. We have also entered into agreements with Chinalight, E-Ton, CSI, Gintech, GE Energy, Mosel Vitelic, Motech, Neo Solar and Solartech Energy pursuant to which we have committed to supply each of them with specific annual quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the year ended December 31, 2006, our top five customers accounted for 70.2% of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the same period. For the year ended December 31, 2007, our top five customers accounted for 42.7% of our net sales, and Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales.

We currently have four geographic markets where our current customers are located:

•	China;

•	Asia Pacific ex-China;

•	Europe; and

•	North America.

During the years ended December 31, 2006 and 2007, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2006		2007
Geographic Regions	Net Sales	% of Total	Net Sales	% of Total
	(in thousands)		(in thousands)

China	$79,647	75.5%	$154,224	29.4%
Asia Pacific ex-China	17,116	16.3	216,295	41.3
Europe	3,386	3.2	105,499	20.1
North America	5,305	5.0	47,928	9.2

Net sales	$105,454	100.0%	$523,946	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps and recyclable polysilicon (the costs are determined using the weighted average method);

•	consumables, including slurry, crucibles, sawing wires and packaging materials;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including utilities, net of government subsidies, maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers and ingots;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	stock-based compensation attributable to our manufacturing personnel; and

•	provision for finished products with defects.

Our total cost of goods sold will increase as we increase our production volume. We do not record polysilicon costs for our wafer processing services.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses will increase substantially as we expand our operations in the next few years.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, transportation costs and marketing expenses. We have incurred immaterial marketing expenses since our inception primarily due to the current strong demand for our products. Our selling expenses will increase as we increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers. Our general and administrative expenses will increase with the anticipated growth of our business and continued upgrade of our information technology infrastructure. Our general and administrative expenses will also increase as a result of becoming a listed public company in the United States upon completion of our IPO in June 2007 including investor relations and compliance-related costs.

Research and development expenses

Research and development expenses primarily relate to raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. Research and development expenses also include the share-based compensation attributable to our research and development personnel. Our research and development expenses also include costs incurred in connection with our joint research and development programs with Shanghai Jiaotong University and Nanchang University. We expense research and development costs as incurred.

We expect our research and development expenses to increase substantially in the near future as we hire additional research and development personnel, devote more resources toward improving manufacturing processes and optimizing polysilicon use in the production of our solar wafers and ingots.

Share-based Compensation Expenses

For the year ended December 31, 2006, we recorded share-based compensation expenses of approximately $2,028,000. We allocated these share-based compensation expenses as follows:

•	approximately $174,000 to our cost of goods sold;

•	approximately $1,697,000 to our general and administrative expenses; and

•	approximately $157,000 to our research and development expenses.

For the year ended December 31, 2007, we recorded share-based compensation expenses of approximately $9,549,000. We allocated these share-based compensation expenses as follows:

•	approximately $1,772,000 to our cost of goods sold;

•	approximately $19,000 to our selling expenses;

•	approximately $5,828,000 to our general and administrative expenses;

•	approximately $1,771,000 to our research and development expenses; and

•	approximately $159,000 was capitalized in property, plant and equipment.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2006 and 2007, there was unrecognized compensation cost in the aggregate of $10.0 million and $36.3 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2008 and future periods due to amortization of the unrecognized cost as of December 31, 2007 as well as additional stock option grants after December 31, 2007.

Other Income and Expenses

Our other income and expenses consist of interest income, interest expense, unrealized gains and losses for change in fair value of derivative financial instruments, foreign currency exchange gains and losses and government subsidies. We have entered into derivative financial instruments such as foreign currency exchange forward contracts and interest rate swap contracts. Derivative financial instruments are initially recognized in our balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of our net income.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks and related parties less interest expenses capitalized to the extent they relate to our capital expenditures. During the year ended December 31, 2006, we incurred charges relating to the embedded beneficial conversion feature of our exchangeable notes issued during the year. Our interest income and expense also include our gain or loss on interest rate swap contracts.

Foreign currency exchange loss, net

Our foreign currency exchange loss, net, derives from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies as well as our foreign exchange forward contracts during the relevant period.

Government subsidy

Government subsidy represents grants and payments by the PRC government to support the photovoltaic industry and our research and development efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.

Government subsidy to compensate our research and development expenses is recorded as a reduction of research and development expenses. Government subsidy to compensate our electricity costs is recorded as a reduction of cost of goods sold. Government subsidy not connected to any specific expenses incurred by us is recorded as other income.

Taxation and Incentives

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

Under the former PRC laws and regulations, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. The Jiangxi provincial government has announced that energy companies, including our subsidiary, Jiangxi LDK Solar, with authorized terms of operation for more than ten years are eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

As 2006 was the first profit-making year of Jiangxi LDK Solar, Jiangxi LDK Solar, as a foreign invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax from 2006 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. Upon the lapse of the above preferential enterprise income tax rates of Jiangxi LDK Solar, our effective tax rate and tax expense will increase. See “Item 3 — Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this report. In March 2007, the National People’s Congress enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to enjoy their preferential tax treatment under the prior tax regime until such treatment expires in accordance with its terms, on the condition that such preferential tax treatment is available under the grandfather clause of the new tax law.

Under the PRC income tax law concerning foreign investment and foreign enterprises, the income tax rate applicable to Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon in 2007 was 33%. Effective January 1, 2008, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon are subject to the income tax rate of 25% pursuant to the new Enterprise Income Tax Law.

Under the former PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, were exempt from PRC withholding tax. Pursuant to the new tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China. Under the new PRC Enterprise Income Tax Law, we may be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% enterprise income tax rate as to our global income.

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against the carrying amount of our deferred tax assets on our financial statements when our management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

Subsequent Events

In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucible manufacturer for a cash consideration of approximately Rmb 16.8 million. Our investment in Jiangxi Sinoma will be accounted for under the equity method in 2008.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and intangible assets relating to technical know-how. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our plants and machinery to be 10 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For intangible assets of technical know-how that we acquire from equipment manufacturers in connection with the operation of our acquired production equipment, we amortize them over their estimated useful lives of 10 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the periods presented, we recorded no impairment of our long-lived assets.

Balance sheet classification for inventory

We regularly review our future consumption and sales of inventories to determine whether any portion of our inventories are expected to be utilized for production or sold in the next 12 months. We will classify those inventories as non-current assets if they are not expected to be utilized or sold within the next 12 months. The polysilicon materials we use for our ingot and wafer production include virgin polysilicon and recyclable polysilicon scraps in different forms, appearance and physical characteristics. Certain types of these recyclable silicon materials can only be used and blended in smaller quantities for our ingot production due to (i) restriction of packing silicon materials of different form and appearance into crucibles; (ii) lack of trained labor and equipment to do sorting, etching and sandblasting required for certain types of silicon materials prior to their use of ingot production; and (iii) our preferred blending ratio. Our evaluation of the classification of inventories into non-current assets are made with reference to the historical consumption of each types of recyclable silicon materials into each ingot production, our planned expansion of our trained workforce and required production facilities, our forecasted sales and estimated availability of virgin polysilicon through our internal production plan and external purchases. In this evaluation process, we have to exercise significant judgment in forecasting our sales and estimated consumption of the inventories. We routinely carry out this evaluation based on the latest available information and record any portion of our inventories as non-current assets based on the results of our evaluation. As at December 31, 2007, we classified raw materials inventories of $30.0 million into non-current assets as we estimated that these raw materials will only be consumed in our production in 2009.

Realization for inventory

Our inventories, both current and non-current, are stated at the lower of cost and net realizable value. We routinely evaluate value of our inventories in light of market conditions and record write-downs against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which will have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defect, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amounts of inventories provision required. During the year ended December 31, 2006 and 2007, inventory write-down were nil and $4.2 million, respectively, due to defects identified in certain of our finished goods products in 2007.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 8,147,017 ordinary shares as of the date of this report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6 — Share Ownership — 2006 Stock Incentive Plan” in this report. Under SFAS 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since the end of 2006, have contributed significantly to the increase in the fair value of our ordinary shares. However, as we were still a private company prior to the completion of our IPO, the determination of these fair values was inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in the tax rates applicable to our subsidiary in China;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in industry trends and market conditions from economic forecasts.

These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates under the income approach. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would have been different.

For options granted before March 31, 2007, we adopted an option-pricing model to allocate enterprise value to preferred and ordinary shares. The option-pricing model involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of our share price as a privately held company was complex because there was no readily available market for the shares. We estimated the volatility of our shares to range from 51% to 64% with reference to the average implied volatility of U.S.-listed companies in similar industries. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Our share-based compensation expenses will affect our reported net income, earnings per share and each line item of our operating expenses, which include cost of goods sold, selling expenses, general and administrative expenses and research and development expenses.

From our inception to December 31, 2007, we granted the following options to our employees and non-employees.

			Fair Value of
			Ordinary Shares
Grant Date	Number of Options	Exercise Price	at Grant Date

August 1, 2006	5,893,900	$4.45	$4.37
February 6, 2007	2,065,900	9.00	7.98
April 17, 2007(1)	100,000	9.00	25.00
May 14, 2007(2)	350,900	25.00	25.00
May 31, 2007(3)	100,000	9.00	27.00
July 6, 2007(4)	633,400	33.96	33.53
October 17, 2007(4)	200,000	9.00	44.75
December 3, 2007(4)	734,500	$29.55	$32.30

(1)	Represents the 100,000 options granted on April 17, 2007 to Gang Wang, one of our directors. We estimated the fair value of our ordinary shares as of the grant date to be $25.00 per share, based on our preliminary discussions with the underwriters for our IPO regarding its possible price range.

(2)	Represents the 350,900 options authorized on April 17, 2007 granted to our employees. The exercise price for such options was $25.00, the low end of the price range as shown on the cover page of our preliminary IPO prospectus. The grant date of such options was May 14, 2007, the date such exercise price was determined. We estimated the fair value of the ordinary shares on the grant date of such options to be $25.00 per share, the low end of the price range set forth on the cover page of the preliminary IPO prospectus.

(3)	Represents the 100,000 options authorized on April 17, 2007 granted to Mr. Louis T. Hsieh, who became our director on the date of our IPO. The exercise price for such options was $9.00 per share and the grant date of such options was the date of our IPO prospectus. We determined the fair value of our ordinary shares on such grant date to be the IPO price per share, which was $27.00.

(4)	Represents options granted to our directors and employees. The fair value of our ordinary shares on such grant date was based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the grant date.

In determining the fair value of the underlying ordinary shares at the date of grant, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. We engaged an independent valuation firm, Sallmanns (Far East) Limited, or Sallmanns, to perform appraisals of the fair value for the options and the ordinary shares underlying the options granted in August 2006 and February 2007 and the fair value for the options granted after April 1, 2007.

August 1, 2006 Grant

In its assessment of the fair value of our ordinary shares underlying the options granted on August 1, 2006, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our ordinary shares.

Under the income approach, value depends on the present worth of future economic benefits to be derived from the projected income. Indications of value were developed by discounting projected future net cash flows available for shareholders to their present worth at discount rates which, in the opinion of Sallmanns, were appropriate for the risks associated with our business. For the income approach, Sallmanns utilized our projected cash flows through 2011. In considering the appropriate discount rates to be applied, Sallmanns took into account a number of factors including the then current cost of capital and the risks inherent in our business, such as our limited operating history, risks associated with the implementation of our business plan and strategies and the risks and uncertainties inherent in the development of our business as of the grant dates. Sallmanns used a weighted average cost of capital, or WACC, of 17% given our short operating history and limited historical financial records.

For the August 1, 2006 grant, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our ordinary shares underlying the options granted. In August 1, 2006, we were unable to identify companies that were directly comparable to us, given our operating history of less than a year, the nature of our business as a pure wafer manufacturer and our rapid development. Although there were public companies in solar-energy related industries, the valuation ratios of those companies vary significantly. Some valuation ratios, such as price-to-earnings ratios, were not available for some of those companies. As a result, Sallmanns concluded that the historical and projected financial conditions of these companies were significantly different from one another and that there were no consensus valuation ratios applicable for purposes of the valuation. As such, Sallmanns did not believe that the market approach was applicable to us in August 2006.

The fair value of our company was allocated between our Series A preferred shares and our ordinary shares using the option-pricing model. Under the option-pricing model, the allocation of the equity fair value was based on the liquidation of Series A preferred shares, anticipated timing of a potential liquidity event, such as our IPO, and estimates of the volatility of the equity securities. The anticipated timing of our IPO was based on the plans of our board of directors and management. The estimate of volatility of the equity securities was based on the implied volatility of the options of comparable companies that Sallmanns used in the market approach.

December 19, 2006 Valuation

Sallmanns conducted a valuation of our ordinary shares as of December 19, 2006, the closing date for the issuance of our Series C preferred shares and determined that the fair value of our ordinary shares was $5.04 per share. See “— Embedded beneficial conversion feature of the convertible instruments.”

February 6, 2007 Grant

For the February 6, 2007 grant, Sallmanns considered the income approach and the market approach. For the same reasons as described above under “— August 1, 2006 Grant”, Sallmanns did not believe that the market approach was applicable to us in February 2007 and derived the fair value of our ordinary shares using the income approach.

Our estimated fair value per ordinary share increased by approximately 58.3% from $5.04 on December 19, 2006 to $7.98 on February 6, 2007. The following is a list of the significant factors and events that contributed to the increase:

•	We were able to secure more polysilicon feedstock. Given the constraints in polysilicon supply in the market, we focused our efforts on securing more polysilicon during the period between December 19, 2006 and February 6, 2007. During this period, we were able to secure commitments for an additional 256 tons of polysilicon for our wafer production in 2007.

•	We were able to secure more firm commitment contracts from our customers. During this period, we were able to obtain sales contracts for over 350 MW of wafer sales, of which approximately 50 MW were for 2007. We also entered into sales contracts with two of the market leaders in photovoltaic cells, Motech and E-Ton. We signed a three-year agreement with Motech for approximately 100 MW and a four-year agreement with E-Ton for approximately 200 MW.

•	We were able to secure additional wire saws to increase our annual production capacity. To produce wafers, we are dependent on our wire saws to slice bricks into wafers. On January 4, 2007, we entered into a master purchase agreement with HCT Shaping to acquire 170 wire saws in total, including 17 wire saws that had been previously delivered. We believe this agreement will provide sufficient wire saw capacity for us to reach our planned annual capacity of approximately 800 MW by the end of 2008.

•	We further strengthened our management team. We hired our president and chief operating officer, Xingxue Tong, who has over 10 years experience in managing operations of companies in the solar industry. Mr. Tong also serves as a director on our board. In early February, we hired Yuepeng Wan as our chief technology officer to lead our research and development efforts. We also hired additional middle management personnel.

Option Grants on April 17, May 14 and May 31, 2007

In connection with our option grants on April 17, May 14 and May 31, 2007, we did not engage Sallmans to conduct a valuation of our ordinary shares as of the grant dates of the options because the completion of our IPO was more certain and closer in time than in February 2007. For the 100,000 options granted on April 17, 2007 to Gang Wang, one of our existing directors, we estimated the fair value of our ordinary shares as of the grant date based on our preliminary discussions with the underwriters for our IPO regarding the possible price range, and we estimated such fair value to be $25.00 per share. For the 350,900 options authorized on April 17, 2007 granted to our employees, the exercise price was $25.00, the low end of the price range for our IPO on the cover page of our preliminary IPO prospectus, and therefore the grant date of such options was May 14, 2007, the date such price range was determined. We estimated the fair value of the ordinary shares on the grant date of such options to be $25.00 per share, which was the low end of the price range set forth on the cover of our preliminary IPO prospectus. We selected the low end of the price range because there remained uncertainties after such date regarding the completion of our IPO and the offering price. For the 100,000 options authorized on April 17, 2007 granted to Louis T. Hsieh, who became our director on the date of our IPO prospectus, the exercise price was $9.00 per share and the grant date of such options was May 31, 2007, the date of our IPO prospectus. We determined the fair value of our ordinary shares on such grant date to be our IPO price per share, which was $27.00.

Our estimated fair value per ordinary share increased substantially from $7.98 on February 6, 2007 to $25.00 on April 17, 2007, $25.00 on May 14, 2007, the date of our preliminary IPO prospectus for our IPO, and $27.00 on the date of our IPO prospectus. We believe that the following factors and events contributed to the increase in the fair value of our ordinary shares since February 6, 2007:

•	We were able to expand our capacity significantly. At the end of January 2007, we had an annual production capacity of approximately 175 MW. Our annual production capacity increased by 40 MW to approximately 215 MW at the end of March 2007. During this period, we also ordered and paid deposits for equipment to support approximately an additional 95 MW of annual production capacity.

•	We believed that our future growth would be more assured following our IPO. We believed that after the completion of our IPO, we will be able to use the proceeds from the offering for further our capacity expansion, achieve higher growth and secure more polysilicon feedstock. With the proceeds from our IPO, we would be able to purchase the equipment necessary to achieve our planned capacity expansion to approximately 800 MW by the end of 2008 and secure more polysilicon feedstock necessary for our future production.

•	We were able to secure more polysilicon. During this period, we were able to secure contracts for over 3,000 tons of polysilicon for the next few years. Of this amount, approximately 160 tons will be delivered in 2007 and 300 tons in 2008.

•	We were able to secure more firm commitment contracts from our customers. During this period, we entered into sales contracts with our customers for over 270 MW of wafer sales, of which approximately 45 MW were for 2007 and approximately 110 MW were for 2008. We also entered into a contract with Q-Cells, the second largest photovoltaic cell manufacturer according to Solarbuzz. This long term contract was for three years, during which Q-Cells would supply silicon feedstock to us and purchase wafers from us. Under this contract, we would sell approximately 180 MW of wafers to Q-Cells between 2007 and 2009.

•	We believed that our business prospects improved as well because of a substantial increase in our net revenues for the three months ended March 31, 2007 as compared with the three months ended December 31, 2006. We achieved revenues of $73.4 million for the three months ended March 31, 2007, representing an increase of approximately 19% from our revenues for the three months ended December 31, 2006.

•	When the valuation was conducted in February 2007, we were still in the early stage of the offering process and there were significant uncertainties regarding the success of our IPO. In April 2007, we were much further along in the offering process and the probability of a successful offering increased significantly.

Option Grants after July 1, 2007

In connection with our option grants after July 1, 2007, because we completed our IPO, we estimated the fair value of our ordinary shares on such grant dates to be the closing price of our ADSs listed on the New York Stock Exchange for the trading day immediately prior to such grant date.

Embedded beneficial conversion feature of the convertible instruments

In connection with our private placements with strategic and venture capital investors, we issued exchangeable notes in July 2006 and Series A, Series B and Series C preferred shares in July, September and December 2006, respectively. The exchangeable notes were exchangeable into our Series A preferred shares and all our preferred shares were convertible into our ordinary shares at a 1:1 ratio, subject to adjustments on the basis of our audited consolidated net earnings for the various periods as described in note (14) to our audited consolidated financial statements included elsewhere in this report.

We recognized and measured the embedded beneficial conversion feature of each of our convertible instruments by allocating a portion of the proceeds from our convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of the securities into which the convertible instruments were convertible. For our exchangeable notes, the intrinsic value was the difference between (i) the fair value of the underlying Series A preferred shares on the commitment date of our exchangeable notes and (ii) the gross proceeds we received and allocated to our exchangeable notes; and for our preferred shares, the intrinsic value was the difference between (i) the fair value of the underlying ordinary shares on the respective commitment dates of our preferred shares and (ii) the gross proceeds we received and allocated for such preferred shares. We recognized the intrinsic value of the embedded beneficial conversion feature of our exchangeable notes so computed as interest expenses over the period from the date of issuance to the date when our exchangeable notes were exchanged into our Series A preferred shares. For our preferred shares, we recognized the intrinsic value of their embedded beneficial conversion feature as deemed dividends to our preferred shareholders at the date of issuance as our preferred shares were convertible at their respective issuance dates. Changes to the conversion terms that would be triggered by future events not controlled by us was accounted for as contingent conversion options, and the intrinsic value of such contingent conversion options would not be recognized until and unless the triggering event occurred.

We obtained a valuation analysis from Sallmanns with respect to the fair value of the securities into which our convertible instruments are convertible. Sallmanns used the income approach to assess the fair value of our business. Under the income approach, Sallmanns performed a discounted cash flow analysis based on our projected cash flows through 2011. The cash flow projections were formulated to take into consideration the nature of our company, our relatively limited operating history, the growth prospects of our company and the business risks associated with our operations.

In addition to business specific assumptions, the following major assumptions have been adopted in calculating the fair value of our business, including:

•	WACC: WACC of 17% was applied. This was the combined result of the risk-free rate, market return rate, industry average beta, and our company-specific risk premium that reflects the risks associated with achieving the projections at various stages of development.

•	Lack of Marketability Discount, or LOMD: Sallmanns considered both the option method and the quantitative marketability discount model to quantify the LOMD. Both methods provided similar results on LOMD, which decreased from 35% as at June 28, 2006, which was the commitment date of the issuance of our exchangeable notes, to 20% as at September 15, 2006, which was the commitment date of the issuance of our Series B preferred shares, and to 10% as at December 15, 2006, which was the commitment date of the issuance of our Series C preferred shares. The decrease in LOMD was primarily attributable to our achievements in company restructuring and fund raising, which increased our resources to carry through our IPO.

The value of our business was then allocated to the fair value of our preferred shares and ordinary shares. Sallmanns considered the liquidation preference and conversion feature of our preferred shares under the allocation method. To determine the fair market value of the securities underlying our convertible instruments required us to make complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our various instruments including preferred shares, ordinary shares, share options and warrants, and our operating history and prospects at respective commitment dates of our convertible instruments.

In June 2007, upon completion of our IPO, all series A, B and C preferred shares were converted into ordinary shares.

Internal Control Over Financial Reporting

Section 404 of the Sarbanes-Oxley Act and the related SEC rules require, beginning with our fiscal year ending December 31, 2008, that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year.

In the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm was that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We did not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis.

Following the identification of this significant deficiency and other weaknesses, we adopted certain steps to address them and to improve our internal control over financial reporting generally. In particular, we are committed to building a strong financial reporting, analysis and internal control team to ensure our full compliance with U.S. GAAP. We have hired a senior manager from a “big four” accounting firm with extensive audit experience under U.S. GAAP as our financial controller. To complement our own recruiting efforts, we have retained recruiting firms to search for additional qualified personnel to further strengthen our finance and accounting team. We have approximately doubled our finance and accounting staff since our IPO in June 2007 by recruiting personnel with extensive finance and accounting knowledge. We have engaged a “big four” independent accounting and consulting firm that is separate from our external auditors to provide us with consultancy services, including training our internal finance and accounting staff in Sarbanes-Oxley Act compliance and financial reporting under U.S. GAAP.

No material weaknesses or significant deficiencies in our internal control over financial reporting were identified during our preparation of the consolidated financial statements as of and for the year ended December 31, 2007 and during the independent audit thereof. However, neither we nor our auditors undertook an assessment of our internal control over financial reporting under the Section 404 requirements described above as we and they will be only required to do as of December 31, 2008.

Individual Income Tax Withholding Obligation

During the year ended December 31, 2007, certain of our executive officers and employees exercised their share options that vested in August 2007. Pursuant to the PRC tax laws and regulations, the income derived from the exercise of the share options is subject to individual income tax payable by the optionees. As the employer that granted the options, we have an obligation under the PRC laws to withhold such tax from the optionees for onward payment to the PRC tax authorities. In February 2008, the Xinyu city tax authority granted a deferral of the payment of the income tax by such executive officers and employees until they sell the shares. As a result, our obligation to withhold the related income tax from these executive officers and employees was correspondingly postponed. In January and February 2008, some of these executive officers and directors sold the shares acquired upon the exercise of their share options. We are in the process of collecting income tax due from these executive officers and directors. As of December 31, 2007, for accounting purposes, we had an outstanding receivable from these executive officers and employees and payable to the PRC tax authorities of $21.7 million in relation to the individual income tax liabilities arising from the exercise of share options by these executive officers and employees. Our PRC counsel, Grandall Legal Group, has confirmed that such individual income tax liabilities reside with the relevant optionees and not us, as their employer, and that our obligations under the PRC laws and regulations are limited to our reasonable efforts to collect such taxes from the optionees for onward payment to the relevant PRC tax authorities. Under such circumstances, Grandall Legal Group is of the opinion that (i) the Xinyu city tax authority has the proper authority to issue the deferral described above and such deferral is validly issued, (ii) in accordance with the deferral, there is no obligation for any of such optionees to pay any PRC income tax with respect to the exercise of their share options until after such optionees have sold the ordinary shares they acquired upon the exercise, (iii) after the sale of any of the ordinary shares acquired upon the exercise by any such optionee, such optionee will be obligated to pay the PRC income tax with respect to the exercise, and we will not be liable for such PRC income tax, other than to collect such tax from the optionees for onward payment to the PRC tax authorities, and (iv) at all times from the exercise through the date of this report, there have been no outstanding loans or advances by us or any of our subsidiaries to any of these optionees in respect of the PRC income tax liabilities resulting from the exercise of their share options.

Results of Operations

We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiary, Jiangxi LDK Solar, was established in China on July 5, 2005. Through a reorganization of entities under common control, Jiangxi LDK Solar became our wholly owned subsidiary. We commenced commercial production of solar wafers in April 2006 at our manufacturing facilities in Xinyu city, Jiangxi province, China. Due to our short history of operations, the comparison of our results of operations between 2006 and 2005 would not be meaningful.

Period from July 5, 2005 to December 31, 2005

Our principal operating subsidiary, Jiangxi LDK Solar, was established on July 5, 2005 in China. We had no revenue and a net loss of $274,000 for the period from July 5, 2005 to December 31, 2005 as a result of our pre-

production start-up costs and expenses, which primarily consisted of general and administrative expenses, research and development expenses, interest expenses and foreign currency exchange loss, net.

Year ended December 31, 2007 compared with year ended December 31, 2006

The following table sets forth selected income statement data for the periods indicated:

	Year Ended December 31,
	2006		2007
	(in thousands)	(% of Net Sales)	(in thousands)	(% of Net Sales)

Net sales	$105,454	100.0%	$523,946	100.0%
Cost of goods sold	(63,962)	(60.7)	(353,709)	(67.5)

Gross profit	41,492	39.3	170,237	32.5
Selling expenses	(286)	(0.3)	(873)	(0.2)
General and administrative expenses	(3,771)	(3.5)	(19,360)	(3.7)
Research and development expenses	(290)	(0.3)	(3,202)	(0.6)

Total operating expenses	(4,347)	(4.1)	(23,435)	4.5

Income from operations	37,145	35.2	146,802	28.0
Other income/(expenses):
Interest income	105	0.1	4,109	0.8
Interest expense and amortization of discount on exchangeable notes	(7,133)	(6.7)	(9,419)	(1.8)
Decrease in fair value of warrants	9	0.0	2	0.0
Foreign currency exchange loss, net	(1,325)	(1.3)	(1,654)	(0.3)
Government subsidy	1,268	1.2	3,461	0.7

Earnings before income tax benefit	30,069	28.5	143,301	27.4
Income tax benefit	113	0.1	758	0.1

Net income	30,182	28.6	144,059	27.5

Accretion of Series A preferred shares to redemption value	(814)	(0.8)	(860)	(0.2)
Accretion of Series B preferred shares to redemption value	(1,799)	(1.7)	(2,726)	(0.5)
Accretion of Series C preferred shares to redemption value	(116)	(0.1)	(1,351)	(0.2)
Deemed dividend to Series A preferred shareholders	(1,568)	(1.5)	—

Net income available to ordinary shareholders	$25,885	24.5%	$139,122	26.6%

Net sales.  We commenced commercial operations in May 2006. Consequently, our 2006 results reflected a partial year of operations, while our 2007 results reflected a full year of operations. For the year ended December 31, 2007, our net sales were approximately $523.9 million, representing an increase of $418.4 million from our net sales of $105.5 million for the year ended December 31, 2006. This increase was primarily due to our increased sales volume, which was offset in part by a decline in our average wafer selling price. We sold 223.8 MW of wafers during the year ended December 31, 2007 and 45.2 MW of wafers during the year ended December 31, 2006. To meet growing demand for our products, we have been increasing our production capacity. We had 134 DSS furnaces and 96 wire saws in operation as of December 31, 2007 compared with 51 DSS furnaces and 21 wire saws in operation as of December 31, 2006. During the years ended December 31, 2006 and 2007, our net sales based on different products were as follows:

	Year Ended December 31,
	2006		2007
Product	Net Sales	% of Total	Net Sales	% of Total
	(in millions)		(in millions)

156 x 156 mm wafers	$36.3	34.4%	$408.1	77.9%
125 x 125 mm wafers	66.2	62.8	92.3	17.6
150 x 150 mm wafers	—	—	1.3	0.2
Processing of wafers for others	0.5	0.4	18.7	3.6
Silicon materials	2.5	2.4	3.5	0.7

Net sales	$105.5	100.0%	$523.9	100.0%

Our net sales generated from the various geographic regions during the year ended December 31, 2007 as a percentage of our net sales has experienced some significant changes as compared to the year ended December 31, 2006. Based on the immediate destination of our goods shipped, the majority of our sales were in China 2006. However, our sales to China as a percentage of our total sales decreased from 75.5% in the year ended December 31, 2006 to 29.4% in the year ended December 31, 2007, with the remainder made in the other geographic markets. Our net sales to Asia Pacific ex-China during the year ended December 31, 2007 increased to 41.3% as compared to 16.3% during the year ended December 31, 2006. Our net sales to Europe during the year ended December 31, 2007 increased to 20.1% as compared to 3.2% during the year ended December 31, 2006. Our net sales to North America during the year ended December 31, 2007 increased to 9.2% as compared to 5.0% during the year ended December 31, 2006. For further information on our geographic markets, see “— Net Sales” above.

Cost of goods sold.  For the year ended December 31, 2007, our cost of goods sold was approximately $353.7 million, representing an increase of $289.7 million from our cost of goods sold of $64.0 million for the year ended December 31, 2006. Our cost of goods sold for the year ended December 31, 2007 included write-down of finished goods inventory of $4.2 million. Our cost of goods sold for the years ended December 31, 2006 and 2007 was offset by government subsidies of electricity costs of $0.8 million and $3.1 million, respectively. During the years ended December 31, 2006 and 2007, our cost of goods sold based on different products was as follows:

	Year Ended December 31,
	2006		2007
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(in millions)		(in millions)

156 x 156 mm wafers	$21.4	33.4%	$268.3	75.9%
125 x 125 mm wafers	40.3	62.9	68.5	19.4
150 x 150 mm wafers	—	—	1.1	0.3
Processing of wafers for others	0.3	0.5	13.1	3.7
Silicon materials	2.0	3.2	2.7	0.7

Cost of goods sold	$64.0	100.0%	$353.7	100.0%

Gross profit.  For the year ended December 31, 2007, our gross profit was $170.2 million, an increase of $128.7 million from $41.5 million for the year ended December 31, 2006. Our gross margin declined to 32.5% for the year ended December 31, 2007 from 39.3% for the year ended December 31, 2006, primarily due to an increase in the cost of our raw materials, a write-down of finished goods inventory of $4.2 million, a moderate decrease in our average selling price from $2.27 per MW in 2006 to $2.24 per MW in 2007, the combined effect of which was partially offset by an increase in government subsidies of electricity costs of $2.3 million. The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock. In particular, our weighted average purchase price of polysilicon feedstock increased from $144.6 per kilogram in 2006 to $185.8 per kilogram in 2007.

Operating expenses.  For the year ended December 31, 2007, our operating expenses were $23.4 million, an increase of $19.1 million from our operating expenses of $4.3 million for the year ended December 31, 2006. This increase was primarily due to an increase of approximately $15.6 million in our general and administrative expenses and an increase of approximately $2.9 million in our research and development expenses, as a result of additional legal and professional expenses, increase in share based compensation expenses, (our research and development expenses for the year ended December 31, 2006 was partially offset by government subsidy of $0.2 million to compensate our research and development expenses), the addition of administrative and research and development personnel and the corresponding increases in salaries, benefits and traveling expenses during the year ended December 31, 2007.

Interest income and expense.  For the year ended December 31, 2007, our interest income was approximately $4.1 million, an increase of $4.0 million from our interest income for the year ended December 31, 2006 of approximately $0.1 million. The increase was primarily because our total cash on deposit in interest-bearing savings accounts over this period increased significantly as a result of our IPO in June 2007. For the year ended December 31, 2007, our interest expense and amortization of discount on exchangeable notes increased to $9.4 million from $7.1 million (net of $0.2 million and $0.1 million capitalized interest expense in 2007 and 2006, respectively) for the year ended December 31, 2006 as a result of increase in short-term bank borrowings used to finance our working capital needs, and partially offset by a decrease in discount amortization on exchangeable notes. All of our exchangeable notes were converted to Series A redeemable convertible preferred shares in 2006. Our interest expense for the year ended December 31, 2007 was partially offset by a net gain of $0.5 million on our interest rate swap contract.

Foreign currency exchange loss, net.  For the year ended December 31, 2007, our foreign currency exchange loss, net, was $1.7 million, compared to $1.3 million for the year ended December 31, 2006 primarily because we held a larger amount of foreign currency denominated assets in our current accounts, such as prepayments to our foreign suppliers of polysilicon feedstock, deposits with our production equipment vendors overseas and trade accounts receivable, for the year ended December 31, 2007 on a net basis than we did for the year ended December 31, 2006. We recognized an exchange loss with respect to these assets due to the appreciation of Renminbi. See “Exchange Rate Information” in this report for more information on exchange rates between the U.S. dollar and Renminbi. Our foreign currency exchange loss for the year ended December 31, 2007 included a net loss of $3.4 million on foreign exchange forward contracts.

Government subsidy.  For the year ended December 31, 2007, government subsidies received totalled $3.5 million, compared to $1.3 million for the year ended December 31, 2006. Our government subsidy did not include subsidy of nil and $0.2 million received from the local government for the year ended December 31, 2007 and 2006, respectively, to compensate our research and development expenses, which was recorded as a reduction of our research and development expenses, or subsidy of $3.1 million and $0.8 million received from the local government for the year ended December 31, 2007 and 2006, respectively, to compensate our electricity costs, which was recorded as a reduction to our cost of goods sold.

Net income.  For the year ended December 31, 2007, our net income was $144.1 million, an increase of $113.9 million from $30.2 million for the year ended December 31, 2006. For the year ended December 31, 2007, our net margin decreased to 27.5% from 28.6% for the year ended December 31, 2006. Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemptions from the PRC national and local enterprise income tax for at least two and five years, respectively, beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased by approximately $12.4 million and $53.3 million for the year ended December 31, 2006 and 2007, respectively, with a corresponding reduction in the amount of our net income for the periods.

Accretion of Series A, Series B, Series C preferred shares to redemption values.  We issued our Series A preferred shares in July 2006, our Series B preferred shares in September 2006 and our Series C preferred shares in December 2006. For the year ended December 31, 2007, we recognized accretion to the redemption values of our Series A, Series B and Series C preferred shares of approximately $4.9 million. The accretion of the Series A, Series B, Series C preferred shares to their redemption prices was reflected as a reduction to our net income and represented the difference between our net income and our net income available to ordinary shareholders. The Series A, Series B, Series C preferred shares were converted into our ordinary shares upon completion of our IPO in June 2007.

Deemed dividend to Series A preferred shareholders.  During the year ended December 31, 2006, we recognized embedded beneficial conversion of our Series A preferred shares of $1.6 million, which represented the intrinsic value of the difference between the conversion price of the Series A preferred shares and the fair market value of the underlying ordinary shares at the original issue date of the Series A preferred shares. The value of the beneficial conversion feature was treated as a deemed dividend on the Series A preferred shares and reduced our net income to arrive at net income available to ordinary shareholders. The Series A shares were converted into our ordinary shares upon the completion of our IPO in June 2007, and there was no equivalent transaction in 2007 that resulted in a deemed dividend charge to earnings.

Net income available to ordinary shareholders.  As a result of the foregoing, for the year ended December 31, 2007, our net income available to our ordinary shareholders was $139.1 million. Our net income available to our ordinary shareholders for the year ended December 31, 2006 was $25.9 million. Without the tax holiday as described in “— Net income” above, our net income available to our ordinary shareholders would have been reduced by approximately $12.4 million and $53.3 million for the years ended December 31, 2006 and 2007, respectively.

Earnings per ordinary share.  For the year ended December 31, 2007, earning per ordinary share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. For the year ended December 31, 2006, earning per ordinary share was $0.35 and $0.35 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earning per ordinary share would have been reduced by $0.17 and $0.58 for the years ended December 31, 2006 and 2007, respectively, and our diluted net income per ordinary share would have been reduced by $0.17 and $0.51 for the years ended December 31, 2006 and 2007, respectively.

Quarterly financial data

The following table provides a comparison of our quarterly results of operations for the periods indicated:

	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2007	2007	2007	2007
	(in thousands, except per share and per ADS data)

Net sales	$12,144	$31,450	$61,860	$73,400	$99,053	$158,724	$192,769
Cost of goods sold	(9,588)	(19,069)	(35,305)	(45,020)	(64,153)	(109,807)	(134,729)

Gross profit	2,556	12,381	26,555	28,380	34,900	48,917	58,040
Selling expenses	(85)	(117)	(84)	(183)	(132)	(348)	(210)
General and administrative expenses	(345)	(1,633)	(1,664)	(1,819)	(3,579)	(4,459)	(9,503)
Research and development expenses	(15)	(76)	(199)	(261)	(367)	(921)	(1,653)

Total operating expenses	(445)	(1,826)	(1,947)	(2,263)	(4,078)	(5,728)	(11,366)

Income from operations	2,111	10,555	24,608	26,117	30,822	43,189	46,674
Other income/(expenses):
Interest income	22	26	26	25	271	1,846	1,967
Interest expense and amortization of discount on exchangeable notes	(837)	(4,961)	(995)	(1,529)	(2,180)	(2,650)	(3,060)
Decrease in fair value of warrants	—	9	—	—	2	—	—
Foreign currency exchange loss, net	(36)	(667)	(566)	(516)	(576)	(2,041)	1,479
Government subsidy	—	—	1,268	437	406	662	1,956

Earnings before income tax benefit	1,260	4,962	24,341	24,534	28,745	41,006	49,016
Income tax benefit	57	—	2	—	—	599	159

Net income	$1,317	$4,962	$24,343	$24,534	$28,745	$41,605	$49,175

On a quarterly basis, our net sales, cost of sales, gross profit and net income had been growing at a relatively fast pace since the three-month period ended June 30, 2006 when we made our first commercial sale of multicystalline wafers up to the three-month period ended December 31, 2007.

B. Liquidity and Capital Resources

Prepayments to Suppliers

In order to secure stable supply of polysilicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they represent the portion expected to be utilized after 12 months. As of December 31, 2006 and 2007, we had prepayments to suppliers that amounted to $37.7 million and $138.2 million, respectively, and prepayments to suppliers to be utilized beyond one year that amounted to nil and $19.0 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of polysilicon feedstock, and such reclassifications are not reflected in our consolidated cash flows from operations. Prepayments to suppliers that are reclassified to inventories amounted to $144.5 million and $570.9 million for the years ended December 31, 2006 and 2007, respectively.

We make prepayments without receiving collateral, as a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. From 2009 onward, we expect advances to suppliers to decrease as we start producing our own polysilicon.

Cash flow and working capital

Multicrystalline wafer manufacturing and polysilicon production require intensive capital investment and, due to our relatively short history of operations, we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Period from July 5 to
	December 31,	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)
Net cash used in investing activities	(20,940)	(79,564)	(328,623)
Net cash provided by financing activities	28,077	154,891	462,324
Effect of exchange rate changes	39	2,280	205

Net increase in cash and cash equivalents	9,687	20,540	53,243
Cash and cash equivalents at the beginning of period	—	9,687	30,227
Cash and cash equivalents at the end of period	$9,687	$30,227	$83,470

Operating activities

During the period from July 5 to December 31, 2005, although we had no revenues and incurred a net loss of $274,000, our net cash provided by operating activities was $2.5 million because we received $3.7 million from our customers in advance payments for sales orders, which were offset in part by prepayments to our suppliers for purchases of materials to fill those orders.

During the year ended December 31, 2006, while we had $30.2 million of net income, our net cash used in operating activities was $57.1 million because we increased our inventories by $94.9 million and increased our prepayments to suppliers by $36.8 million to secure future sources of materials. In addition, our pledged bank deposits placed with our lending banking institutions amounted to $5.0 million for the year ended December 31, 2006 while we had no such pledged bank deposits for the period from July 5 to December 31, 2005. These cash outflows were partially offset by an increase of $36.3 million in advance payments from our customers for future sales.

During the year ended December 31, 2007, while we had $144.1 million of net income, our net cash used in operating activities was $80.7 million primarily because we increased our inventory by $285.1 million, our prepayments to suppliers by $119.5 million to secure our future sources of raw materials, and our pledged bank deposits by $19.9 million. We pledged such bank deposits as security for the issuance of letters of credit in connection with our purchases of primarily polysilicon feedstock. These cash outflows were partially offset by an increase of $168.8 million in advance payments from our customers for future sales.

Investing activities

Our investing activities in 2005 comprised primarily our acquisition of property, plant and equipment. See “— Capital expenditures” below. During the period from July 5 to December 31, 2005, net cash used in investing activities amounted to $20.9 million, mainly as a result of our purchases of property, plant and equipment for $15.5 million and an advance of $5.5 million made to a related party for the purchase of equipment and materials.

During the year ended December 31, 2006, net cash used in investing activities increased to approximately $79.6 million from $20.9 million for the period from July 5 to December 31, 2005, mainly as a result of acquisitions of additional property, plant and equipment for $72.8 million, purchase of land use rights at our Xinyu Hi-Tech Industrial Park site for $5.5 million and acquisition of intangible assets, such as technical know-how, from equipment manufacturers in connection with the operation of our acquired production equipment for $1.2 million.

During the year ended December 31, 2007, net cash used in investing activities increased to approximately $328.6 million from $79.6 million for the year ended December 31, 2006, mainly as a result of acquisitions of additional property, plant and equipment for $305.2 million and purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $23.5 million.

Financing activities

During the period from July 5 to December 31, 2005, net cash provided by financing activities amounted to $28.1 million, mainly as a result of the initial capital contributions made to Jiangxi LDK Solar and loans and advances from related parties.

During the year ended December 31, 2006. net cash provided by financing activities amounted to $154.9 million, mainly as a result of an aggregate of $77.4 million of net proceeds from our Series A-2, Series B and Series C preferred share placements, net bank borrowings of $87.0 million and net proceeds of $7.9 million from the issuance of our exchangeable notes, which was offset by a net decrease of $11.1 million in loans and advances from related parties and distributions of $8.0 million to shareholders in connection with our reorganization.

During the year ended December 31, 2007, net cash provided by financing activities amounted to $462.3 million, mainly as a result of net proceeds from our IPO of $365.3 million and our net bank borrowings during the year. Our aggregate new loans and borrowings during the year ended December 31, 2007 amounted to $288.3 million. We repaid an aggregate principal amount of $80.2 million of our loans and borrowings during the year. In addition, to secure our bank borrowings, we had to pledge an aggregate of $111.1 million of our bank deposits during the year ended December 31, 2007.

The aggregate principal amount of our short-term bank borrowings outstanding as of December 31, 2005, 2006 and 2007 was nil, $56.8 million and $264.1 million, respectively. The aggregate principal amount of our long-term bank borrowings outstanding as of December 31, 2005, 2006 and 2007 was nil, $30.2 million and $25.1 million, respectively. The additional net short-term bank borrowings we incurred subsequent to December 31, 2006 were principally used to finance our working capital needs.

As of December 31, 2007, our short-term borrowings amounted to $264.1 million. The short-term bank borrowings outstanding as of December 31, 2007 carried a weighted average interest rate of 6.5%. The short-term bank borrowings had maturity terms ranging from one to twelve months and interest rates ranging from 5.6% to 7.3%, except for short-term bank loans of approximately $1.5 million and $1.1 million that originated in late December 2007, which had an interest rate of 11.280% and 11.420%, respectively. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings contain financial covenants. These loan facilities contain no specific renewal terms, but we expect to be able to obtain extensions of some of the loan facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. A substantial portion of our short-term loans were secured by certain of our buildings, land use rights, equipment, bank deposits and raw materials, as well as buildings and land use rights owned by a company controlled by Mr. Peng.

As of December 31, 2007, we had the following three long-term credit facilities with an aggregate amount of $25.1 million in bank borrowings outstanding:

•	In March 2006, we borrowed $10.2 million from China Construction Bank of which half of the principal amount is repayable in March 2008 and the other half is repayable in March 2009. This facility carries variable interest with reference to the prevailing base lending rate pronounced by People’s Bank of China. The effective interest rate of this facility of was 7.2% as of December 31, 2007. Interest is payable semi-annually. This facility is secured by our plant and machinery and guaranteed by a company controlled by our chairman and chief executive officer, Mr. Xiaofeng Peng.

•	In December 2006, we borrowed $25 million from China Development Bank, which is repayable in 5 equal annual installments of $5.0 million from 2007 through 2011. This facility carries variable interest with reference to the prevailing six-month US Libor rate. The effective interest rate of this facility was 6.9% as of December 31, 2007. Interest is payable monthly. This facility is secured by our plant and machinery and land use rights and is guaranteed by our chairman and chief executive officer, Mr. Xiaofeng Peng and Ms. Zhou Shan.

•	In February 2007, we borrowed $8.8 million from Bank of China, which is payable in two equal annual installments of $4.4 million in 2008 and 2009. This facility carries variable interest with interest rate with reference to the prevailing two-year US$ loan rate pronounced by Bank of China. The effective interest rate of the facility was 8.7% as of December 31, 2007. Interest is payable quarterly. This facility is secured by certain of our raw materials and is guaranteed by our chairman and chief executive officers, Mr. Xiaofeng Peng, and companies controlled by Mr. Xiaofeng Peng.

Capital expenditures

We made capital expenditures of $15.5 million, $79.6 million and $328.6 million during the period from July 5 to December 31, 2005 and for the years ended December 31, 2006 and 2007, respectively. Our capital expenditures were used primarily to build and expand our wafer and ingot processing plant, purchase production equipment and acquire related advanced technologies.

Our capital expenditures are expected to increase in the future as we expand our manufacturing capacity in line with our business expansion strategy. In addition, in August 2007, we commenced the construction of our polysilicon production plant located adjacent to our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province. As of December 31, 2007 our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Our plan is to complete the construction of the 1,000-metric-ton factory by the end of the second quarter of 2008 and the 15,000-metric-ton factory by the end of 2008. We estimate that our capital expenditures will be approximately $700 million in 2008 and approximately $1.1 billion in 2009.

We will need additional funding to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirement. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, are required under PRC laws and regulations to make appropriations from net income as determined under PRC accounting standards and regulations to nondistributable reserves, which include a general reserve and an employee benefits and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC accounting standards and regulations. The employee benefits and bonus reserve is determined by our board of directors at its discretion. The general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, may, upon a resolution of their respective boards of directors, convert the general reserve into capital. The employee benefits and bonus reserve is used for the collective welfare of their respective employees. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the general reserve, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, are considered as restricted net assets.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007 with earlier application encouraged. We do not expect the adoption of this statement to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment to SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. We have elected not to adopt this optional standard.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statement 141R and Statement 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the impact of the adoption of Statement 141R and Statement 160 on our results of operations and financial position.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4 — Business Overview — Research and Development.”

D.	Trend Information

Solar power is one of the most rapidly growing renewable energy sources in the world today. The photovoltaic industry has experienced significant growth over the past decade. Despite the rapid growth, according to the International Energy Agency’s estimates, solar energy constituted less than 0.4% of the world’s total primary energy supply in 2004. According to Photon International, global crystalline solar cell or module production will increase from 2.3 gigawatts in 2006 to 17.9 gigawatts in 2011, representing a compound annual growth rate of 50.7%.

Global Annual Crystalline Silicon-Based Solar Cell/Module Production

Source: Photon International

Key growth drivers

We believe the following factors will continue to drive the global demand in the photovoltaic industry:

Rising Prices of Conventional Energy Sources.  According to The International Energy Agency’s estimate, approximately 80% of the world’s electricity in 2004 was generated from fossil fuels such as coal, oil and natural gas. According to the United States Department of Energy’s International Energy Outlook, worldwide demand for electricity is projected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030. The prices of conventional energy sources, including oil, gas and coal, have been steadily increasing in recent years. A more sustainable energy source is needed to address price increases of conventional/fossil fuel energy sources given the limited nature of fossil fuel supply and escalating electricity consumption.

Government Incentives for Renewable Energy Sources.  Governments around the world are implementing renewable energy policies to encourage the use of clean and sustainable energy sources, such as solar energy that does not consume any fuel and produces no pollution during operation. Use of solar power has been growing at a fast pace in countries where incentives are offered by their governments to encourage its use. Countries such as Australia, China, Germany, Japan, Republic of Korea, Spain and the United States have offered or plan to offer substantial incentives in the form of direct subsidies for solar power system installations or rebates for electricity produced from solar power. Increasing government support for solar energy in regions, such as California and southern Europe, which receive many hours of sunlight and where solar energy is more cost competitive, is also driving demand.

Tightening of Environmental Regulations.  Solar power is capable of generating electricity without producing pollution such as gaseous or water emissions or noise during operation. Governments around the world are adopting initiatives aimed at addressing worldwide environmental concerns and climate change risks associated with the use of fossil fuels. Problems such as greenhouse gas emissions are being addressed by initiatives such as the United Nations Kyoto Protocol and many national and regional air pollution regulations.

Increasing Cost Competitiveness of Solar Energy.  According to Photon Consulting, the average prices of solar cells and modules are expected to decrease over the next few years as a result of improved production technologies and manufacturers attaining economies of scale. Accelerated aging tests have also shown that solar modules can operate for 30 years or more years without the need for major maintenance other than the cleaning of module surfaces, making them inexpensive and reliable to operate. A combination of these factors is increasing solar energy’s cost competitiveness compared with conventional, as well as other alternative energy sources.

Challenges facing the solar power industry

Some of the key challenges faced by the solar power industry include the following:

Possible Reduction or Elimination of Government Subsidies and Incentives.  The ongoing growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. It remains a challenge for the solar power industry to reach sufficient efficiency and scale to be cost-effective in a non-subsidized marketplace.

Need to Improve Cost Competitiveness Against Other Energy Sources.  The cost associated with solar power system may render solar energy more expensive than traditional fossil fuel generated electricity. Relatively high product costs remain one of the impediments to growth in solar power usage. Manufacturers must address this by improving the cost efficiency of solar power systems through innovation and continuous improvement of production techniques.

Supply Constraint of Polysilicon.  According to Solarbuzz, polysilicon is in short supply and total demand for polysilicon exceeded production in 2007. Underlying demand will outstrip supply through at least 2008 and likely 2010. Insufficient supply of polysilicon may hinder the growth of the solar power industry.

Need to Broaden Awareness and Acceptance of Solar Power Usage.  Growth in solar power usage has been mostly limited to on-grid applications. Solar energy product sales consist substantially of standard solar modules and systems. Broader market awareness will be required in order to tap the potential of the off-grid market.

Photovoltaic products manufacturing value chain

Solar power systems generally comprise a multitude of solar modules, which are made of multiple solar cells. There are two main categories of solar cell technology entailing very different production processes:

•	crystalline wafer-based production technology, and

•	thin-film production technology.

Crystalline wafer-based technologies accounted for approximately 92% of solar cells produced in 2006, according to Photon International.

The crystalline silicon-based photovoltaic product manufacturing value chain starts with the processing of quartz sands to produce metallurgical-grade silicon. This material is further purified to become semiconductor-grade or solar-grade virgin polysilicon feedstock. Recyclable polysilicon raw materials, which include tops and tails of discarded portions of polysilicon ingots, pot scraps and broken polysilicon wafers acquired from the semiconductor and solar power industries, may also be used as feedstock.

In the most widely used crystalline silicon-based solar manufacturing process, feedstock is melted in high temperature furnaces and is then formed into ingots through a crystallization process. Due to the significant increase in virgin polysilicon prices, using less virgin polysilicon and more recycled polysilicon raw materials to manufacture ingots results in lower overall cost of raw materials. However, the use of recyclable polysilicon raw materials increases the difficulty of producing ingots with quality similar to those made from virgin polysilicon. Ingots are cut into blocks and then sliced into wafers using high precision techniques.

Wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are distributed to installers, systems integrators, service providers or directly to end-users, for installation onto on-grid or off-grid systems.

The following diagram illustrates the value chain for the manufacture of photovoltaic products.

Polysilicon industry

Polysilicon is a key material for the production of semiconductor integrated circuits and solar cells. Based on Photon Consulting, in 2006, polysilicon usage for semiconductors and solar cells was approximately 45% and 55%, respectively.

Polysilicon consists of multiple small silicon crystals. It can be as much as 99.9999999% pure, and can be formed by stripping oxygen from sand. In the typical Siemens process, high-purity silicon rods are exposed to TCS at 1,150°C. The TCS gas then decomposes and deposits additional high-purity silicon onto the rods, which gradually grows until the desired diameter has been reached.

Driven by rapid market adoption of solar power generation and the expansion of 300 mm wafer production, polysilicon demand has expanded significantly, creating a shortage in polysilicon supply. In response to rapidly increasing polysilicon demand, polysilicon vendors are rapidly expanding their capacity. Most of the leading polysilicon vendors, such as Hemlock Semiconductor Corporation, Wacker and MEMC, are expected to increase capacity starting in 2008; Tokuyama Corporation will begin capacity expansion in 2009. In addition, numerous companies, particularly in China, have announced their intention to enter into polysilicon production. However, due to the long duration required to construct polysilicon production plants and the capital-intensive nature of the Industry, the shortage is expected to persist in the near term. According to Photon Consulting, polysilicon production is expected to increase from 65,000 metric tons in 2008 to 150,000 metric tons by 2011, a compound annual growth rate of 32.1%.

The tight polysilicon market has given suppliers considerable leverage when negotiating supply agreements with potential customers. Polysilicon suppliers are increasingly requiring customers to enter into long-term agreements, most of which require prepayments.

Solar wafer industry

According to Photon International, sawn wafer technologies accounted for approximately 97% of the crystalline wafer market in 2006. These technologies apply to both monocrystalline and multicrystalline wafers. Non-sawn wafer technologies consist primarily of ribbon wafers and sheet wafers. For sawn wafer technologies, polysilicon is converted into monocrystalline or multicrystalline silicon wafers through an ingot producing and slicing process. Sawn wafer cells convert between 13% and 22% of the sunlight that they receive into electricity, with monocrystalline-based cells generally achieving efficiencies at the top of the range.

Multicrystalline wafers generally contain more impurities and crystal defects which impede the flow of electrons as compared to monocrystalline wafers, which are made from one single crystal. Compared to monocrystalline wafers, multicrystalline wafers are cheaper to produce and offer greater scope for further technological development, such as increasing the size of the ingot and reducing silicon waste and crystal defects. According to Solarbuzz, multicrystalline wafer-based cell production represented approximately 49% while monocrystalline wafer-based cell production constituted approximately 42% of the total photovoltaic market in 2006.

There are many players in the solar wafer market. Some of the major wafer producers, such as Kyocera, REC, Deutsche Solar, Trina Solar and Yingli, use a part or all of their wafer output for the in-house production of solar cells. In additional, various existing and new wafer manufacturers are expanding their production capacity to meet the growing market demand. The main barriers to entry for wafer manufacturing currently include significant capital expenditures, access to high performance manufacturing equipment, availability of polysilicon, solid customer relationships with leading solar cell producers worldwide and significant manufacturing experience required to achieve optimal manufacturing efficiency. While current polysilicon feedstock shortages enable wafer manufacturers to reliably sell their output, relationships with the leading established solar cell producers are critical to gaining feedback on wafer performance and fine-tuning wafer production to ensure a sustainable technological lead.

The key competitive attributes of solar wafers are conversion efficiency, certain physical properties and the production cost. These three factors ultimately contribute to a solar cell’s cost per watt of electricity generation. The photovoltaic industry’s main goal is to reduce the cost per watt of solar electricity generation in order to increase solar energy’s competitiveness. Often there exists a trade-off between achieving high technical efficiency, or a high conversion efficiency, and a high manufacturing efficiency, or low production costs. Companies in the industry are striving to improve the quality and efficiency of solar wafers through improvements to their production processes.

Production costs of multicrystalline wafers can be reduced through the creation of larger ingots and thinner wafers, as well as the reduction of operational costs. Larger ingots reduce the amount of consumables used per watt of product manufactured and increase production yield. One crucible is used for each ingot produced, regardless of its size. Producing a larger ingot requires only a moderate increase in crucible materials and is therefore less expensive than producing multiple, smaller ingots. Additionally, larger ingots have less surface area per unit volume of multicrystalline silicon produced, thus reducing the potential for contamination with impurities. The wafer area is the key factor in determining how much incident light can be absorbed and converted into electricity. By manufacturing thinner wafers, less polysilicon is required to capture the same area of incident light. Location of the manufacturing plants in countries with low labor and utility costs also reduces operational costs.

See “— Operating Results” for information on the significant recent trends in our sales and production.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual cash commitments as of December 31, 2007. Amounts for debt obligations are principal amounts only.

	Payment Due by
	Total	Year-End 2008	Year-End 2009	Year-End 2010	After 2010
	(in thousands)

Long-term debt obligations (including interest payments)	$29,071	$1,832	$16,260	$5,662	$5,317
Short-term debt obligations (including interest payments)	274,030	274,030	—	—	—
Non-cancelable purchase obligations — raw materials	170,721	43,320	46,600	40,601	40,200
— equipment	566,495	486,461	80,034	—	—

Total	$1,040,317	$805,643	$142,894	$46,263	$45,517

As of December 31, 2007, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks aggregating $25.1 million and $264.1 million, respectively, and carried effective interest rates ranging from 6.894% to 8.731% and from 5.564% to 11.42%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments as of December 31, 2007 amounted to approximately $737.2 million in total, including approximately $529.8 million for 2008 and approximately $126.6 million for 2009. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $566.5 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $117.2 million in purchase obligations to HCT Shaping for wafering wire saws and squarers to be delivered during 2008 and 2009, and $278.6 million in purchase obligations to GT Solar primarily for DSS furnaces to be delivered in 2008 and 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position

Xiaofeng Peng	32	Chairman and Chief Executive Officer
Xingxue Tong	43	Director, President and Chief Operating Officer
Liangbao Zhu	41	Director and Senior Vice President
Yonggang Shao	43	Director and Senior Vice President
Gang Wang	39	Non-executive Director
Louis T. Hsieh	43	Independent Director
Bing Xiang	45	Independent Director
Junwu Liang	74	Independent Director
Jack Lai	54	Executive Vice President, Chief Financial Officer and Secretary
Nicola Sarno	55	Senior Vice President of Manufacturing
Yuepeng Wan	42	Chief Technology Officer
Rongqiang Cui	66	Head of Shanghai Jiaotong University LDK Laboratory
Pietro Rossettog	57	Chief Wafer Engineer
Qiqiang Yao	35	Vice President of Finance

Directors

Xiaofeng Peng is the chairman of our board of directors and the chief executive officer of our company. He founded our company in July 2005. Prior to founding our company, Mr. Peng founded Suzhou Liouxin in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School in 1993 with a diploma in international business and from Beijing University Guanghua School of Management with an executive MBA degree in 2002. Mr. Peng, in his personal capacity, and his family members are considering and may invest or otherwise participate in several alternative energy projects, including projects involving thin-film solar technology, solar thermal, wind energy and biofuels.

Xingxue Tong is a director and the president and chief operating officer of our company. He joined our company in January 2007. Mr. Tong has over 10 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east Asia business development with GT Solar since 2004. He was the executive president of commerce of CSI in 2004 and vice general manager of an affiliate of Tianwei Yingli from 1999 to 2004. Mr. Tong received a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998.

Liangbao Zhu is a director and a senior vice president of operations of our company. He joined our company in November 2005. Dr. Zhu has over 15 years of experience in managing operations of manufacturing enterprises and managing marketing and sales operations in China and overseas. Prior to joining our company, Dr. Zhu held multiple management positions in manufacturing, investment and trading companies in China and overseas from 1993 to 2005. Dr. Zhu graduated from Yangzhou Normal College with a bachelor’s degree in 1982, from Suzhou University with an MBA degree in 2002 and a doctor’s degree in business management in 2005.

Yonggang Shao is a director and a senior vice president of corporate strategy of our company. He joined our company in February 2006. Prior to joining our company, Mr. Shao served as a managing director in the corporate finance department of Guotai Junan Securities Company Limited and its predecessors from 1998 to 2006. Mr. Shao graduated from Shanghai University in 1990 with a bachelor’s degree in industrial management and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

Gang Wang is a non-executive director of our company. He became our non-executive director in July 2006. Mr. Wang has, since 2002, been a director and chief representative in China of Natixis Private Equity Asia Limited, beneficially wholly owned by Natixis Banques Populaires. Mr. Wang held various senior financial management positions in a number of technology and manufacturing companies from 1999 to 2002 in New Zealand and China. Mr. Wang received his bachelor’s degree in mechanical engineering from the Hefei University of Technology of China in 1989 and an MBA degree from the Massey University in New Zealand in 1995.

Louis T. Hsieh became an independent director of our company on May 31, 2007. Mr. Hsieh has been the chief financial officer and a member of the board of directors of New Oriental Education & Technology Group, a company listed on the New York Stock Exchange, since 2005, a member of the board of directors of Perfect World Co., Ltd., a company listed on the Nasdaq Global Market, since 2007, and a member of the board of directors of China Digital TV Holding Co., Ltd., a company listed on the New York Stock Exchange, since 2007. Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California, from April 2004 until he joined New Oriental Education & Technology Group. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JPMorgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in engineering from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Bing Xiang became an independent director of our company in July 2007. Professor Xiang has been a member of the board of directors of Perfect World Co., Ltd., a company listed on the Nasdaq Global Market, since 2007. Professor Xiang is the Dean and a professor at Cheung Kong Graduate School of Business in Beijing, China since 2002. Prior to that, he held various positions as a professor of accounting at Peking University, The Chinese University of Hong Kong and China Europe International Business School. Professor Xiang received his bachelor’s degree in engineering from Xi’an Jiaotong University in China and his Ph.D. in business administration from the University of Alberta in Canada.

Dr. Junwu Liang became an independent director of our company in March 2008. Dr. Liang is a professor at the Chinese Academy of Engineering, Beijing, China. From 1993 to 2005, Dr. Liang served as Chairman of the Institute of Electronic Materials. He was previously a faculty member in the Institute of Semiconductors at the Chinese Academy of Sciences, Beijing, China. Prior to that, he worked on the design and fabrication of integrated circuit devices at the Yichang Semiconductor Factory in Yichang City, Hubei Province, China. He has published extensively in the areas of semiconductor materials fabrication and silicon characterization. He holds nine patents and is the recipient of numerous science and technology prizes in China. He received his bachelor’s degree in engineering from Wuhan University in 1955 and his Ph.D. in material science from the Institute of Metallurgy at the Academy of Sciences of formerly USSR.

Executive Officers

Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined our company in August 2006. Mr. Lai has over 20 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.

Nicola Sarno is the senior vice president of manufacturing of our company. He joined our company in April 2006. Mr. Sarno has over 20 years of experience in silicon manufacturing, having held multiple positions in the areas of production, process engineering and strategic material supply globally. He was a manufacturing director, engineering manager of crystal growing and operations/strategic materials manager of MEMC from 1985 to 2002 and a production manager of S.E.H. America, Inc. from 1981 to 1985. Mr. Sarno received a diploma in mechanical engineering from Mander College in 1971.

Yuepeng Wan is the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has over 15 years of experience in research and development in silicon and materials engineering. Prior to joining our company, Dr. Wan was a research and development manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace research and development. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

Rongqiang Cui is the head of our research and development laboratory operated jointly with Shanghai Jiaotong University. He is also a professor at Shanghai Jiaotong University. Professor Cui joined our company in September 2005 as director of our Shanghai Jiaotong University LDK Laboratory. Professor Cui began solar energy research in 1971 and became the head of the solar research institute of Shanghai Jiaotong University in 1997. Previously, he was an assistant tutor, lecturer and professor in the physics department of Xian Jiaotong University from 1964 to 1996. Professor Cui graduated from the Xian Jiaotong University in 1964 with a diploma in engineering physics.

Pietro Rossetto is the chief wafer engineer of our company. He joined our company in June 2006. Prior to joining our company, Mr. Rossetto taught electrical engineering and computer science in Meran, Italy, from 2003 to 2005. He held multiple positions from 1976 to 2002 at MEMC, including as manager and senior manager for single crystal technology and as manager for various special projects. Mr. Rossetto received his college degree in physics from University of Milan Institute of Physical Science in 1975.

Qiqiang Yao is a vice president of finance of our company. He joined our company in February 2006. Prior to joining our company, Mr. Yao held multiple positions in finance and accounting from 2002 to 2006 at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a registered accountant in China.

B.	Compensation of Directors and Officers

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees.

Each of our directors is entitled to a discretionary bonus as determined by the compensation committee of our board of directors provided that the total amount of bonuses payable to all of our directors for such year shall not exceed 5% of our audited consolidated profit after taxation and minority interests but before extraordinary items (if any) for the relevant year. In 2005, the aggregate cash compensation and benefits that we paid to our directors and executive officers for the period from July 5 to December 31, 2005 was approximately $3,000. We did not make any contribution to the pension schemes in respect of our directors for the period from July 5 to December 31, 2005. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers received for the years ended December 31, 2006 and 2007 were approximately $552,000 and $2,047,000, respectively, excluding any discretionary bonuses, which may be paid to our directors and executive officers, and share-based compensation. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

You may find more details of the stock options we have granted to our directors and executive officers pursuant to our 2006 stock incentive plan under “— Share Ownership” below.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and held harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to us may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

Officers are selected by and serve at the discretion of our board of directors. Each executive officer has entered into an employment agreement with us for an initial term of one year, which will be automatically renewed for successive one-year terms until terminated by either party with three months’ notice in writing to the other party.

C.	Board Practice

Our board of directors is currently comprised of eight directors, including three independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest provided that a declaration of interest has been made in accordance with our articles of association and such director is not required to abstain from voting and/or be excluded from the counting of the quorum under our articles of association. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and subject to the Cayman Companies Law, issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.

We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Yonggang Shao and Liangbao Zhu have been designated as Class I directors for a one-year term to expire at our shareholders’ general meeting in 2008, Xingxue Tong and Gang Wang and Bing Xiang as Class II directors for a two-year term to expire at our shareholders’ general meeting in 2009. and Xiaofeng Peng, Louis T. Hsieh and Junwu Liang as Class III directors for a three-year term to expire at our shareholders’ general meeting in 2010. At each succeeding annual general meeting of shareholders beginning in 2008, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of three directors, namely Louis T. Hsieh, Bing Xiang and Dr. Junwu Liang. Mr. Hsieh, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. In addition, our board of directors has determined that Mr. Hsieh and Mr. Xiang are qualified as audit committee financial experts within the meaning of Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements and interim financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation committee

Our compensation committee consists of Xiaofeng Peng, Louis T. Hsieh, Bing Xiang and Junwu Liang. Mr. Hsieh, Mr. Xiang and Prof. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Xiaofeng Peng, Louis T. Hsieh, Bing Xiang and Dr. Junwu Liang. Mr. Hsieh, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the Securities and Exchange Commission regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

D.	Employees

As of December 31, 2007, we had an aggregate of 6,253 full-time employees. Of these employees, 6,246 were located at our headquarters and manufacturing plants in Xinyu city, Jiangxi province, China, and three were located in our branch office in Shanghai, China. Compared to December 31, 2006, we added 4,875 employees to our workforce during 2007, including 4,207 new employees for our manufacturing operations. We established our second materials sorting department and third manufacturing department during the three months ended March 31, 2007. These new departments employed approximately 1,068 and 698 employees, respectively, as of December 31, 2007.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2007 is set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	5,238	83.8%
Quality control	343	5.5
Research, development and engineering	94	1.5
Administration	377	6.0
Production planning	128	2.1
Finance	40	0.6
Procurement	33	0.5

Total	6,253	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as we expand.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the years ended December 31, 2006 and 2007, our total expense under the statutory employee benefit plans was approximately $220,000 and $614,000, respectively.

We have not experienced any significant difficulties in recruiting employees nor have we had any significant labor disputes. We consider our relationship with our employees to be good.

We enter into employment contracts with all of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for two to three years thereafter.

E.	Share Ownership

2006 Stock Incentive Plan

We adopted our 2006 stock incentive plan on July 31, 2006. The purpose of our 2006 stock incentive plan is to recognize and acknowledge the contributions the eligible participants made to our company and to promote the success of our business. Through the provision of an opportunity to have a personal stake in our company, our 2006 stock incentive plan aims to:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company;

•	attract and retain the best available personnel in our industry through additional incentive to our employees and directors; and

•	attract and otherwise maintain our on-going business relationship with consultants and business entities whose contributions are or will be beneficial to our long-term growth.

Eligible participants

Under our 2006 stock incentive plan, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:

•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries;

•	any directors, including non-executive directors and independent non-executive directors, of our company or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations.

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any of our preferred shares and in issue from time to time. As of the date of this report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan is 10,647,803 ordinary shares.

Price of shares

Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under our 2006 stock incentive plan. However, such determination by our board of directors of the subscription price will generally be by reference to the fair market value of the ordinary shares. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by our board of directors to be the primary market for our ordinary shares or ADSs. If there is no established market for our ordinary shares, our board of directors will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

Performance criteria

Our 2006 stock incentive plan allows our board of directors to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

Outstanding options granted under our 2006 stock incentive plan

The following table summarizes, as of the date of this report, the outstanding options granted under our 2006 stock incentive plan to several of our directors, executive officers and investors and to other individuals as a group. Unless otherwise noted, the options granted vest over a three-year period beginning on the date of their respective grants.

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	($/Share)	Date of Grant	Date of Expiration

Xiaofeng Peng(1)	1,000,000	$4.45	August 1, 2006	July 31, 2011
Xingxue Tong(2)	866,667	9.00	February 6, 2007	February 5, 2012
Liangbao Zhu(3)	670,000	4.45	August 1, 2006	July 31, 2011
Yonggang Shao(4)	670,000	4.45	August 1, 2006	July 31, 2011
Gang Wang(5)	100,000	9.00	April 17, 2007	April 16, 2012
Louis T. Hsieh	100,000	9.00	May 31, 2007	May 30, 2012
Louis T. Hsieh	*	9.00	October 17, 2007	October 17, 2012
Jack Lai(6)	*	4.45	August 1, 2006	July 31, 2011
Nicola Sarno	*	4.45	August 1, 2006	July 31, 2011
Nicola Sarno	*	33.96	July 6, 2007	July 5, 2012
Yuepeng Wan	*	9.00	February 6, 2007	February 5, 2012
Rongqiang Cui	*	4.45	August 1, 2006	July 31, 2011
Pietro Rossetto	*	4.45	August 1, 2006	July 31, 2011
Qiqiang Yao(7)	*	4.45	August 1, 2006	July 31, 2011
Bing Xiang	*	33.96	July 6, 2007	July 5, 2012
Junwu Liang	*	31.05	February 25, 2008	February 24, 2013
Boundless Future Investment Limited(8)	100,000	4.45	August 1, 2006	July 31, 2011
Brilliant Ever Investments Limited(8)	100,000	4.45	August 1, 2006	July 31, 2011
Other employees as a group(9)	981,300	4.45	August 1, 2006	July 31, 2011
Other employees as a group(9)	592,000	9.00	February 6, 2007	February 5, 2012
Other employees as a group(9)	253,200	25.00	May 14, 2007	May 13, 2012
Other employees as a group(9)	445,300	33.96	July 6, 2007	July 5, 2012
Other employees as a group(9)	734,550	29.55	December 3, 2007	December 2, 2012
Other employees as a group(9)	60,000	$43.81	January 9, 2008	January 8, 2013

Total	8,147,017

(1)	Mr. Peng holds his stock options through his wholly owned British Virgin Islands company, LDK New Energy.

(2)	Mr. Tong holds his stock options through his wholly owned British Virgin Islands company, Superb Bright Limited.

(3)	Mr. Zhu holds his stock options through his wholly owned British Virgin Islands company, Feliz International Inc.

(4)	Mr. Shao holds his stock options through his wholly owned British Virgin Islands company, SM Future Investment Inc.

(5)	Mr. Wang holds his stock options through his wholly owned British Virgin Islands company, Sun Forever Limited.

(6)	Relates to options granted to Mr. Lai in his capacity as consultant prior to his employment at our company and in anticipation of his employment at our company.

(7)	Mr. Yao holds his stock options through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

(8)	Vests on July 31, 2007. Brilliant Ever Investments Limited and Boundless Future Investment Limited are each a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Chen Lu. Brilliant Ever Investments Limited and Boundless Future Investment Limited were each an investor in our Series A preferred shares.

(9)	Each employee holds less than 1% of our total outstanding voting securities.

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding ordinary shares, together hold stock options exercisable for 1,474,000 ordinary shares.

Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Gang Wang, Louis T. Hsieh, Bing Xiang, Junwu Liang, Boundless Future Investment Limited and Brilliant Ever Investments Limited, the numbers of ordinary shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2007, by each person known to us to own more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Shares Beneficially
	Owned
Name	Number	Percent

Xiaofeng Peng	75,500,000	70.67%

Mr. Peng holds these ordinary shares through LDK New Energy, his wholly owned British Virgin Islands company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

We have engaged from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. Upon completion of our IPO, our related-party transactions have been and will continue to be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Restructuring

Jiangxi LDK Solar was incorporated in China on July 5, 2005 by Suzhou Liouxin, a PRC company, and Liouxin Industrial Limited, a Hong Kong company, each beneficially and wholly owned by Mr. Peng, our founder, chairman and chief executive officer. Suzhou Liouxin and Liouxin Industrial Limited owned 27.6% and 72.4%, respectively, of Jiangxi LDK Solar at the time of its incorporation.

Mr. Peng incorporated LDK New Energy on April 27, 2006 as his wholly owned company under the laws of the British Virgin Islands. LDK New Energy incorporated LDK Solar Co., Ltd. on May 1, 2006 as its wholly owned subsidiary under the laws of the Cayman Islands.

Upon approval of the relevant PRC government authorities, LDK Solar Co., Ltd. acquired all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited on July 10, 2006 for an aggregate consideration of $8,000,001.

Borrowings

Loan from Mr. Xiaofeng Peng

Under a loan agreement dated September 22, 2005, Mr. Peng granted a line of credit of up to $24.2 million to Jiangxi LDK Solar at an interest rate as published by the People’s Bank of China from time to time. This loan was guaranteed by Suzhou Liouxin, Saiweng Technology (Suzhou) Co., Ltd., and Jiangxi Liouxin Industry Co., Ltd., all of which are controlled by Mr. Peng. The loan was repaid in full in March 2008.

During the period from October to December 2005, Jiangxi LDK Solar borrowed a cumulative amount of $16.1 million under the line of credit and at the same time lent $5.5 million to Saiweng Technology (Suzhou) Co., Ltd. In the first six months of 2006, Jiangxi LDK Solar borrowed an additional $8.1 million and repaid $5.4 million under this line of credit. Among the repayment of $5.4 million, Jiangxi LDK Solar paid $1.3 million to a third party at the instruction of Mr. Peng and signed an agreement with Mr. Peng in April 2006 to confirm and ratify that the payment of $1.3 million constituted a repayment of the same amount it owed Mr. Peng. In March 2006, Jiangxi LDK Solar signed an agreement with Mr. Peng to use the $5.5 million it lent to Saiweng Technology (Suzhou) Co., Ltd. to offset $5.5 million of the amount it owed Mr. Peng under the credit line. In December 2006, Jiangxi LDK Solar repaid the outstanding balance of $13.4 million to Mr. Peng, together with an accrued interest of $0.9 million.

Loan from Jiangxi Liouxin Industry Co., Ltd.

Jiangxi LDK Solar borrowed $2.6 million from Jiangxi Liouxin Industry Co., Ltd., a company controlled by Mr. Peng, on August 12, 2006 for working capital purposes. There was no written agreement, and the loan was interest free. This loan was repaid in full in September 2006.

Loan from Suzhou Liouxin

Under a loan agreement dated July 24, 2006, Jiangxi LDK Solar borrowed $8.1 million from Suzhou Liouxin free of interest. This loan was repaid in full in December 2006.

Entrusted Loan from Jiangxi Liouxin Industry Co., Ltd.

Through Bank of China, Xinyu Branch, Jiangxi LDK Solar borrowed $15.0 million from Jiangxi Liouxin Industry Co., Ltd. in December 2006 through an entrusted loan agreement. The loan carries an interest of 5.022% per year and was repaid in June 2007. Through Bank of China, Xinyu Branch, Jiangxi LDK Solar borrowed $5.1 million from Jiangxi Liouxin Industry Co., Ltd. in December 2007 through an entrusted loan agreement. The loan carries an interest of 5.832% per year and is due and repayable in March 2008.

Under PRC law, a non-financial institution may not make any interest-bearing loans directly to any company, and a company may not borrow interest-bearing loans directly from a non-financial institution. A non-financial institution may deposit its funds with a PRC bank, however, for the purpose of lending the funds to a designated corporate borrower as an entrusted loan.

Land Use Rights and Property Ownership

In connection with the commencement of operations by Jiangxi LDK Solar, Jiangxi LDK Solar entered into an entrustment agreement with Jiangxi Liouxin Industry Co., Ltd. in August 2005. Pursuant to this agreement, Jiangxi Liouxin Industry Co., Ltd. acquired land use rights to certain parcels of land that constitute a part of our current site in the Xinyu Hi-Tech Industrial Park and certain buildings on the land parcel. Jiangxi LDK Solar paid $3.3 million for the land use rights at their fair market value as assessed by Shanghai Orient Real Estate Appraiser Co., Ltd., an independent valuer, and $7.1 million for the completed buildings and $637,000 for assets under construction, in each case at original cost. Jiangxi LDK Solar prepaid $4.7 million in 2005 and paid $6.4 million in 2006 for such purchases. Jiangxi LDK Solar received legal title to the land use rights and the completed buildings in 2006.

Sublease of Property

Suzhou Liouxin owned the leasehold interest in our branch office in Shanghai prior to December 2007. We subleased it from Suzhou Liouxin free of charge. Suzhou Liouxin paid $5,000 per month in rent for the premises.

Guarantees

As of March 31, 2008, an aggregate of $35.8 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6 — Share Ownership — 2006 Stock Incentive Plan” in this report.

Individual Income Tax Withholding Obligation

See “Item 5 — A. Operating Results — Individual Income Tax Withholding Obligation” in this report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

See “Item 4 — Business Overview — Legal and Administrative Proceedings. ”

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

We are a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, as wholly foreign-owned enterprises in China, must allocate at least 10% of their after-tax profit to their statutory general reserve funds until the balance of the funds reaches 50% of their respective registered capital. The subsidiaries also have discretion in allocating their after-tax profit to their enterprise expansion fund and employee welfare reserve funds. Funds in statutory general reserve funds, enterprise expansion fund and employee welfare reserve funds are not distributable as cash dividends.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

The depositary has agreed to distribute any dividend we declare and pay on our ordinary shares evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement and after deduction of any applicable taxes. The depositary may send to the holders of our ADSs anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distribute and distribute the net proceeds in the same way as it does with cash or hold what we distribute if it cannot be sold. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our ADSs on the New York Stock Exchange in June 2007. For the period from June 1, 2007 to March 28, 2008, the closing price of our ADSs on the New York Stock Exchange ranged from US$20.43 to US$73.95 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

2007 (from June 1)
Quarterly Highs and Lows
Second Quarter 2007	$32.20	$23.20
Third Quarter 2007	73.95	33.53
Fourth Quarter 2007	70.00	26.91
Monthly Highs and Lows
June 2007	32.20	23.20
July 2007	45.10	33.53
August 2007	51.56	37.05
September 2007	73.95	52.62
October 2007	68.53	35.73
November 2007	41.89	26.91
December 2007	70.00	32.30
2008
Monthly Highs and Lows
January 2008	49.37	33.91
February 2008	38.34	27.77
March 2008	$28.99	$20.43

On April 3, 2008, the last reported closing sale price of our ADSs on the New York Stock Exchange was US$31.62 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands.

As of the date of this report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this report, an aggregate of 106,044,700 ordinary shares have been issued and are outstanding.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association that became effective upon consummation of our IPO in June 2007 and the Cayman Companies Law insofar as they relate to our ordinary shares.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable. We issue certificates representing our ordinary shares in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Meetings

Subject to the regulatory requirements applicable to us, we will call an annual general meeting and any extraordinary general meeting by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our fourth amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, subject to applicable regulatory requirements, the meeting will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of our issued shares giving that right.

Voting rights

Each of our ordinary shares is entitled to one vote on all matters upon which our ordinary shares are entitled to vote. Voting at any meeting of our shareholders is by show of hands unless (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) a poll is demanded as described in our fourth amended and restated articles of association. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy for the time being entitled to vote at the meeting;

•	any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

•	a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.

A quorum required for a meeting of our shareholders consists of at least two shareholders holding at least one-third in nominal value of our total issued voting shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our fourth amended and restated memorandum or fourth amended and restated articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

If a recognized clearing house, depositary or its nominee is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant thereto is entitled to exercise the same powers on behalf of the recognized clearing house, depositary or its nominee as if such person was the registered holder of our shares held by that clearing house, depositary or its nominee, including the right to vote individually on a show of hands.

Protection of minority shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint one or more inspectors to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our fourth amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Dividends

Subject to the Cayman Companies Law, our board of directors may from time to time declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Cayman Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment. Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise. No dividend or other money payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our board so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of us until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue certificates in respect of fractions of Shares, ignore fractional entitlement or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Transfer of shares

Subject to the restrictions contained in our fourth amended and restated articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board of directors or in a form prescribed by a designated stock exchange.

Our board of directors may, in its absolute discretion, and without giving any reason, decline to register a transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the relevant certificate for the ordinary shares and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if applicable;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	a fee of such maximum sum as a designated stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us.

There is presently no legal requirement under Cayman Islands law for instruments of transfer relating to our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of our ordinary shares.

If our directors refuse to register a transfer, they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, upon prior notice given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, but we may not suspend the registration of transfers nor close the register for more than 30 days in any year.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of a special resolution (requiring a majority of not less than two-thirds of votes cast at a shareholders meeting) and any other sanction required by the Cayman Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Alteration of capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our fourth amended and restated memorandum of association, subject nevertheless to the Cayman Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting as the directors may determine.

We may, by special resolution (requiring a majority of not less than three-quarters of votes cast at a shareholders meeting), subject to any confirmation or consent required by the Cayman Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Calls on shares and forfeiture of shares

Our fourth amended and restated articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid provided that no share is issued at a discount. This permits us to issue shares where the payment for such shares has yet to be received. Although our fourth amended and restated articles of association give us the flexibility to issue nil paid and partly paid shares, our board of directors has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of shares

Subject to the provisions of the Cayman Companies Law, the rules of the designated stock exchange, our fourth amended and restated memorandum and articles of association and any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of rights of shares

All or any of the special rights attached to any class of our shares may, subject to the provisions of the Cayman Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of register of members

Pursuant to our fourth amended and restated articles of association, our register of members and branch register of members shall be open for inspection, unless the register is closed in accordance with our fourth amended and restated articles of association:

•	by shareholders for such times and on such days as our board of directors may determine, without charge, at our registered office or such other place where we keep our register in accordance with the Cayman Companies Law, or

•	by any other person, upon a maximum payment of $2.50 or such other sum specified by our board of directors, at our registered office or such other place where we keep our register in accordance with the Cayman Companies Law, or if appropriate, upon a maximum payment of $1.00 or such other sum specified by our board of directors at the registration office.

Designations and classes of shares

All of our issued shares are ordinary shares. Our fourth amended and restated articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix their designations, powers, and preferences, as well as their relative, participating, optional and other rights, if any, and their qualifications, limitations and restrictions, if any, including the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.

Anti-takeover provisions

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the right of shareholders to call meetings, act by written consent and submit shareholder proposals. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our ADSs and Shares — Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of our ordinary shares and ADSs” in this report.

Share repurchase

We are empowered by the Cayman Companies Law and our fourth amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Companies Law, our fourth amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC or by any other recognized stock exchange on which our securities may be listed.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the stock exchange on which we list has been notified of such intention

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

History of Securities Issuances

The following is a summary of the issuances of our securities since our inception on May 1, 2006.

Ordinary shares

In May 2006, we issued 100,000 ordinary shares at par value to LDK New Energy, a British Virgin Islands company wholly owned by Mr. Peng, for an aggregate consideration of $10,000.

In July 2006, we issued 74,900,000 ordinary shares at par value to LDK New Energy, for an aggregate consideration of $7,490,000.

In June 2007, we issued 14,007,700 ordinary shares in our IPO for an aggregate consideration of $378,207,900.

Series A preferred shares

In July 2006, we issued an aggregate of 4,580,000 Series A preferred shares for an aggregate consideration of $15,000,000. These shares were converted into the same number of ordinary shares in June 2007 upon completion of our IPO.

Series B preferred shares

In September 2006, we issued an aggregate of 8,000,000 Series B preferred shares, convertible into 8,000,000 ordinary shares, for an aggregate consideration of $48,000,000. These shares were converted into the same number of ordinary shares in June 2007 upon completion of our IPO.

Series C preferred shares

In December 2006, we issued an aggregate of 3,000,000 Series C preferred shares, convertible into 3,000,000 ordinary shares, for an aggregate consideration of $22,500,000. These shares were converted into the same number of ordinary shares in June 2007 upon completion of our IPO.

Differences in Corporate Law

The Cayman Companies Law differs from laws applicable to corporations established in jurisdictions in the United States and to their shareholders. Set forth below is a summary of significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in jurisdictions in the United States and their shareholders.

Mergers and similar arrangements

The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies so long as the arrangement is approved by:

•	a majority in number of each class of shareholders and creditors, respectively, with whom the arrangement is to be made, and

•	in addition, at least three-fourths in value of each such class of shareholders and creditors, respectively,

that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority” under the Cayman Islands law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is so approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of corporations incorporated under jurisdictions of the United States, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority” under the Cayman Islands law.

C.	Material Contracts

Incorporated by reference to our registration statement on Form F-1 (Registration No. 333-142881) and for additional information on our material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and “Item 19 — Exhibits.”

D.	Exchange Controls

See “Item 4 — Business Overview — Regulatory Framework — Foreign Currency Exchange.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, the EIT Law provides that dividend income between qualified “resident enterprises” is exempted from income tax.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

Under the existing implementation regulations of the EIT Law, dividends paid by us to our ADS holders should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% income tax. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of shares or ADSs should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal tax consequences to U.S. Holders (defined below) of the acquisition, ownership and disposition of the ADSs. This summary applies only to U.S. Holders that hold ADSs or ordinary shares as capital assets.

This discussion is based on the United States Internal Revenue Code, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a note, ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

ADSs

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of any foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including constructive dividends and the amount of PRC tax withheld, if any) to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, the ADSs are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our ordinary shares or ADSs under the newly enacted PRC enterprise income tax law, you may be able to claim a reduced rate of PRC withholding tax if you are eligible for benefits under the U.S.-PRC Avoidance of Double Taxation Treaty and if we are deemed to be a resident of China under such U.S.-PRC treaty. You should consult your own tax advisor about your eligibility for reduction of PRC withholding tax. Subject to generally applicable limitations, you may be able to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the

ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the newly enacted PRC enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double Taxation Treaty, such gain would be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until after the close of the current taxable year ending December 31, 2008, and accordingly, there is no guarantee that we will not be a PFIC for 2008 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold, ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold, ADSs or ordinary shares.

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year.

However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above at “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC. However, it is unclear whether a U.S. Holder of ordinary shares will be able to make a mark-to-market election. You should consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold ordinary shares.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale or exchange of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and prospectus under the Securities Act with respect to our ADSs.

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure about Market Risks

Foreign currency risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal PRC operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies denominated assets or depreciation of Renminbi against foreign currencies denominated liabilities could result in a charge to our income statement. See note (2)(c) to our audited consolidated financial statements for more information on foreign currency translations for our financial reporting purposes under Item 18 in this report.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. The Renminbi is not freely convertible into other currencies and conversion of the Renminbi into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government. In July 2005, the PRC government introduced a managed floating exchange rate system to allow the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. The PRC government has since made, and may in the future continue to make, further adjustments to its exchange rate system.

Generally, appreciation of Renminbi against U.S. dollars and euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euro and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euro. Conversely, depreciation of Renminbi against U.S. dollars and euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euro and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euro. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2006 and 2007, our monetary assets denominated in U.S. dollars and euro were primarily related to cash and cash equivalents, pledged bank deposits and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euro were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2006 and 2007, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euro:

	As at December 31, 2006		As at December 31, 2007
	(€)	(US$)	(€)	(US$)

Assets	7,145,900	54,910,399	33,249,672	137,831,172
Liabilities	(468,547)	(58,676,243)	(16,227,974)	(254,009,481)

Net exposure	6,677,352	(3,765,844)	17,021,698	(116,178,309)

We incurred a foreign currency exchange loss, net, of approximately $1.3 million and $1.7 million for the years ended December 31, 2006 and 2007, respectively. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2007 would result in net gain of $11.6 million (2006: net gain of $0.4 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2007. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net loss of $11.6 million (2006: net loss of $0.4 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2007.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against the euro based on the foreign exchange rate on December 31, 2007 would result in net loss of $2.5 million (2006: net loss of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2007. Conversely, we estimate that a 10% depreciation of Renminbi against the euro would result in net gain of $2.5 million (2006: net gain of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2007.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest rate risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. We entered into an interest rate swap arrangement in July 2007 in respect of an outstanding loan with an aggregate principal amount of $25.0 million to reduce our interest rate risk exposure. Our future interest expenses on our borrowings may increase due to changes in market interest rates. We may engage in additional interest rate hedging activities. As of December 31, 2007, our total outstanding bank borrowings amounted to

$289.2 million and our short-term borrowings amounted to $264.1 million with a weighted average interest rate of 6.5% per annum and maturity terms ranging from one to twelve months. Majority of our indebtedness accrues interest at fixed rates. As a result, we have no significant exposure to fluctuations in interest rates.

Credit risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, and we believe there is no significant credit risk with these suppliers, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2006 and 2007, we made aggregate prepayments of approximately $48.8 million and $308.4 million to our suppliers, respectively.

Liquidity risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures. Our cash outflow from investing activities was $328.6 million for the year ended December 31, 2007. With regard to our future capital commitments and other financing requirements, we have obtained approximately $270.3 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China. As of December 31, 2007, we had unutilized banking facilities of $137.9 million. In addition, as most of our banking facilities were obtained from various reputable PRC commercial banks, we are also of the view that our unutilized banking facilities will not be significantly affected by sub-prime lending issues which are currently affecting certain overseas commercial banks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modification to the Instruments Defining the Rights of Security Holders

None.

B.	Material Modification to the Rights of Registered Securities by Issuing or Modifying or any Other Class of Securities

None.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

See “Item 5 — Operating Results — Internal Control Over Financial Reporting” for changes in our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Louis T. Hsieh and Mr. Bing Xiang, both independent directors and members of our audit committee, are audit committee financial experts.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of ethics that applies to our directors, officers, employees and advisors. A copy of our code of ethics can be found as Exhibit 99.1 to our Registration Statement on Form F-1 that we filed with SEC in May 2007 (File Number: 333-142881). Any change or waiver, explicit or implicit, with respect to our code of ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.ldksolar.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent auditor for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006	2007

Audit fees (1)	$478,620	$673,905
Audit-related fees (2)	$390,453	$1,555,507

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issue of comfort letter and rendering of listing advice in connection with our IPO.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving proposed services: general pre-approval and specific pre-approval. With general approval, proposed services are pre-approved without consideration of specific case-by-case services; with specific approval, proposed services require the specific pre-approval of the audit committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.

All requests or applications for services to be provided by our independent auditors that do not require specific approval by our audit committee will be submitted to our chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services. Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit
Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).
2.2	Amended and Restated Shareholders Agreement, dated December 19, 2006, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.5	Summary English translation of Cooperation Agreement, dated October 10, 2005, between the registrant and Shanghai Jiaotong University, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881)
4.6	Agreement, dated June 21, 2005, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer (portions of the exhibit have been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 10.7.1 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881)
4.7	Addendum #2 to Agreement, dated August 13, 2005, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.7.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881)
4.8	Agreement, Phase 3, dated January 6, 2006, between GT Solar Technologies, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.7.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.9	Agreement, Phase 4, dated October 1, 2006, between GT Solar, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.7.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.10	Purchasing Agreement, dated January 5, 2007, between HCT Shaping, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.11	Contract, dated January 25, 2006, between Meyer Burger AG, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

Exhibit
Number	Document

4.12	Summary English translation of Cooperation Agreement, dated October 16, 2005, between Suntech Power Holdings Co., Ltd. and Jiangxi LDK Solar, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.13	Sales Contract, dated October 29, 2006, between Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.14	Five-Year Sales Contract, dated November 1, 2006, between Prime GLP Inc., as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.15	Best Effort Cooperation Agreement, dated December 4, 2006, between Kunical International Group Ltd., as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.16	Eight-Year Silicon Sales Contract, dated December 8, 2006, between Komex Inc., as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.17	Summary English translation of Cooperation Agreement, dated March 28, 2007, between E’mei Semi-conductor Materials Plant, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.18	Summary English translation of Framework Cooperation Agreement, dated April 8, 2007, between Luoyang Zhonggui Hi-Tech Co., Ltd., as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.19	Wafer Sales Agreement, dated March 5, 2006, between Solland Solar Energy B.V., as buyer, and Jiangxi LDK Solar, as seller, as supplemented on October 26, 2006 with respect to appendices A to F thereto and on April 3, 2007 with respect to appendix D thereto (a portion of the exhibit has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.20	Summary English translation of Solar Cell Silicon Wafer Supply Agreement, dated July 6, 2006, between Canadian Solar Inc., as buyer, and Jiangxi LDK Solar, as seller, as supplemented on August 11, 2006, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.21	Summary English translation of Silicon Supply Agreement, dated November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd., as buyer, and Jiangxi LDK Solar, as seller, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.22	Summary English translation of Silicon Supply Cooperation Agreement, dated November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd., as buyer, and Jiangxi LDK Solar, as seller, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.23	Cooperation Agreement, dated March 28, 2007, between Q-Cells AG and Jiangxi LDK Solar, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.24	Summary English translation of Guarantee Agreement, dated October 21, 2005, among Suzhou Liouxin Industry Co., Ltd., Saiweng Technology (Suzhou) Co., Ltd., Jiangxi Liouxin Industry Co., Ltd. and Mr. Xiaofeng Peng, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.25	Summary English translation of Loan Agreement, dated July 24, 2006, between Jiangxi LDK Solar, as borrower, and Suzhou Liouxin Industry Co., Ltd., as lender, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

Exhibit
Number	Document

4.26	Summary English translation of Loan Repayment Confirmation Agreement, dated March 28, 2006, among Saiweng Technology (Suzhou) Co., Ltd., Jiangxi LDK Solar and Mr. Xiaofeng Peng, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.27	Summary English translation of Loan Repayment Confirmation Agreement, dated April 8, 2006, between Jiangxi LDK Solar and Mr. Xiaofeng Peng, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.28	Summary English translation of Renminbi Loan Agreement, dated March 20, 2006, between China Construction Bank Corporation, Xinyu Branch, as lender, and Jiangxi LDK Solar, as borrower, incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.29	Summary English translation of Entrusted Loan Agreement, dated December 22, 2006, among Jiangxi Liouxin Industry Co., Ltd., as trustor, Bank of China Limited, Xinyu Branch, as trustee lender, and Jiangxi LDK Solar, as borrower, incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.30	Summary English translation of Foreign Currency Loan Contract, dated December 29, 2006, between China Development Bank, as lender, and Jiangxi LDK Solar, as borrower, incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.31	Summary English translation of Foreign Currency Loan Contract, dated February 5, 2007, between Bank of China Limited, Xinyu Branch, as lender, and Xiangxi LDK Solar, as borrower, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.32	Summary English translation of Land Use Right Transfer Agreement, dated May 15, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.33	Summary English translation of Real Property Purchase Agreement, dated May 15, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd., incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.34	Summary English translation of Land Use Right Transfer Agreement, dated September 5, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd., incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.35	Summary English translation of Real Property Purchase Agreement, dated September 5, 2006, between Jiangxi LDK Solar and Jiangxi Liouxin Industry Co., Ltd., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.36	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and LDK Solar Co., Ltd and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment).
4.37	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu branch.
4.38	Summary translation of Loan Guarantee Agreement, dated December 29, 2006, among Mr. Xiaofeng Peng, Ms. Zhou Shan, and China Development Bank.
4.39	Summary translation of Loan Guarantee Agreement, dated March 20, 2006, between Mr. Xiaofeng Peng and China Construction Bank.
4.40	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University.
8	List of subsidiaries.

Exhibit
Number	Document

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).
12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Jack Lai
Name:     Jack Lai

Title:	Chief Financial Officer

Date: April 4, 2008

LDK SOLAR CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3
Consolidated Statements of Operations for the Period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007	F-6
Consolidated Statements of Shareholders’ Equity and Comprehensive (Loss) Income for the Period from July 5, 2005 to December 31, 2005 and years ended December 31, 2006 and 2007	F-7
Consolidated Statements of Cash Flow for the Period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007	F-9
Notes to the Consolidated Financial Statements for the Period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LDK SOLAR CO., LTD.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for the period from July 5, 2005 (date of inception) to December 31, 2005 and the years ended December 31, 2006 and 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the period from July 5, 2005 (date of inception) to December 31, 2005 and the years ended December 31, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Hong Kong, China

March 31, 2008

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		December 31,	December 31,
	Note	2006	2007
ASSETS

Current assets
Cash and cash equivalents		30,227	83,470
Pledged bank deposits	(2f)	4,956	135,950
Trade accounts receivable, net		1,490	3,767
Bills receivable		816	—
Inventories, net	(3) (9)	94,886	349,997
Prepayments to suppliers	(4)	37,718	138,193
Deferred expenses		991	—
Other current assets, including nil in 2006 and $21,742 in 2007 due from the Group’s executives and employees	(5)	1,662	29,825
Deferred income tax assets	(12)	—	546

Total current assets		172,746	741,748
Property, plant and equipment, net	(6) (9)	100,875	336,763
Deposit for property, plant and equipment		11,090	151,233
Intangible asset, net	(7)	1,149	1,096
Land use rights	(8) (9) (20)	6,711	29,259
Inventories to be processed beyond one year, net	(3)	—	29,981
Prepayments to suppliers to be utilized beyond one year	(4)	—	18,994
Other financial assets		—	525
Deferred income tax assets	(12)	148	387

Total assets		292,719	1,309,986

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES
AND SHAREHOLDERS’ EQUITY

		December 31,	December 31,
	Note	2006	2007

Current liabilities
Short-term bank borrowings	(9)	56,765	264,101

Trade accounts payable		6,119	18,032
Advance payments from customers		40,002	141,223
Accrued expenses and other payables	(10)	14,600	95,301
Other financial liabilities		—	3,357

Total current liabilities		117,486	522,014
Warrants		2	—
Long-term bank borrowings, excluding current portions	(9)	30,245	25,125
Advance payments from customers — noncurrent		—	67,554
Other liabilities		—	2,222

Total liabilities		147,733	616,915

Series A redeemable convertible preferred shares: US$0.10 par value; 5,000,000 and nil shares authorized as of December 31, 2006 and 2007, respectively; 4,580,000 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively (Aggregate liquidation value of US$19,500 and nil as of December 31, 2006 and 2007, respectively)	(14)	15,447	—

Series B redeemable convertible preferred shares: US$0.10 par value; 8,000,000 and nil shares authorized as of December 31, 2006 and 2007, respectively; 8,000,000 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively (Aggregate liquidation value of US$62,400 and nil as of December 31, 2006 and 2007, respectively)	(14)	49,721	—

Series C redeemable convertible preferred shares: US$0.10 par value; 3,000,000 and nil shares authorized as of December 31, 2006 and 2007, respectively; 3,000,000 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively (Aggregate liquidation value of US$29,250 and nil as of December 31, 2006 and 2007, respectively)	(14)	22,576	—

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES
AND SHAREHOLDERS’ EQUITY — (Continued)

		December 31,	December 31,
	Note	2006	2007

Shareholders’ equity
Ordinary shares: US$0.10 par value; 134,000,000 and 499,580,000 shares authorized as of December 31, 2006 and 2007, respectively; 75,000,000 and 106,044,700 shares issued and outstanding as of December 31, 2006 and 2007, respectively	(15)	7,500	10,604

Additional paid-in capital		29,302	486,253
Subscription receivable for ordinary shares		(7,490)	—
Statutory reserve		3,623	18,697
Accumulated other comprehensive income		2,319	31,481

Retained earnings		21,988	146,036

Total shareholders’ equity		57,242	693,071

Commitments and contingencies	(13)
Total liabilities, redeemable convertible preferred shares and shareholders’ equity		292,719	1,309,986

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		From July 5,
		2005 to	Year Ended	Year Ended
	Note	December 31, 2005	December 31, 2006	December 31, 2007

Net sales
156mm by 156mm wafers		—	36,263	408,125
125mm by 125mm wafers		—	66,189	92,270
150mm by 150mm wafers		—	—	1,338
Processing of wafers on behalf of others		—	489	18,697
Silicon materials		—	2,513	3,516

Total net sales		—	105,454	523,946

Cost of goods sold
156mm by 156mm wafers		—	(21,399)	(268,311)
125mm by 125mm wafers		—	(40,231)	(68,509)
150mm by 150mm wafers		—	—	(1,127)
Processing of wafers on behalf of others		—	(313)	(13,094)
Silicon materials		—	(2,019)	(2,668)

Total cost of goods sold		—	(63,962)	(353,709)

Gross profit		—	41,492	170,237

Selling expenses		—	(286)	(873)
General and administrative expenses		(77)	(3,771)	(19,360)
Research and development expenses		(66)	(290)	(3,202)

Total operating expenses		(143)	(4,347)	(23,435)

(Loss) income from operations		(143)	37,145	146,802
Other income (expenses):
Interest income		4	105	4,109
Interest expense and amortization of discount on exchangeable notes	(11)	(102)	(7,133)	(9,419)
Decrease in fair value of warrants		—	9	2
Foreign currency exchange loss, net		(68)	(1,325)	(1,654)
Government subsidy		—	1,268	3,461

(Loss) earnings before income tax benefit		(309)	30,069	143,301
Income tax benefit	(12)	35	113	758

Net (loss) income		(274)	30,182	144,059
Accretion of Series A redeemable convertible preferred shares to redemption value	(14)	—	(814)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value	(14)	—	(1,799)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value	(14)	—	(116)	(1,351)
Deemed dividend to Series A redeemable convertible preferred shareholders		—	(1,568)	—

Net (loss) income available to ordinary shareholders		(274)	25,885	139,122

Basic (loss) earnings per ordinary share	(18)	(0.01)	0.35	1.50

Diluted (loss) earnings per ordinary share	(18)	(0.01)	0.35	1.37

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS) INCOME
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

					Subscription		Accumulated	(Accumulated
				Additional	Receivable for		Other	deficit) /	Total	Total
	Ordinary Shares		Contributed	Paid-in	Ordinary	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Capital	Share	Reserve	Income	Earnings	Equity	(Loss) / Income

July 5, 2005	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(274)	(274)	(274)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	39	—	39	39

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(235)

Capital contributions (Note 1)	—	—	11,534	—	—	—	—	—	11,534

December 31, 2005	—	—	11,534	—	—	—	39	(274)	11,299

Net income	—	—	—	—	—	—	—	30,182	30,182	30,182
Appropriation to statutory reserve (Note 16)	—	—	—	—	—	3,623	—	(3,623)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	2,280	—	2,280	2,280

Total comprehensive income	—	—	—	—	—	—	—	—	—	32,462

Capital contributions (Note 1)	—	—	17,466	—	—	—	—	—	17,466
Effect of reorganization (Note 1):
Distributions to shareholders in connection with the Reorganization (Note 1)	—	—	(8,000)	—	—	—	—	—	(8,000)
Issuance of ordinary shares (Note 1& Note 15)	75,000,000	7,500	—	—	(7,490)	—	—	—	10
Transfer to additional paid-in capital	—	—	(21,000)	21,000	—	—	—	—	—
Share options (Note 17)	—	—	—	2,294	—	—	—	—	2,294
Deemed dividend to Series A redeemable convertible preferred shareholders	—	—	—	1,568	—	—	—	(1,568)	—
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(814)	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(1,799)	(1,799)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(116)	(116)
Discount amortization on exchangeable notes	—	—	—	4,440	—	—	—	—	4,440

December 31, 2006	75,000,000	7,500	—	29,302	(7,490)	3,623	2,319	21,988	57,242

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS) INCOME — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

					Subscription		Accumulated
				Additional	Receivable for		Other		Total	Total
	Ordinary Shares		Contributed	Paid-in	Ordinary	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Capital	Share	Reserve	Income	Earnings	Equity	Income

Net income	—	—	—	—	—	—	—	144,059	144,059	144,059
Appropriation to statutory reserve (Note 16)	—	—	—	—	—	15,074	—	(15,074)	—
Settlement of subscription receivable	—	—	—	—	7,490	—	—	—	7,490
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	29,162	—	29,162	29,162

Total comprehensive income	—	—	—	—	—	—	—	—	—	173,221

Issuance of new shares, net of related expenses US$26,866	14,007,700	1,400	—	349,941	—	—	—	—	351,341
Conversion of Series A, Series B and Series C redeemable convertible preferred shares	15,580,000	1,558	—	91,123	—	—	—	—	92,681
Issuance of ordinary shares upon exercise of share options	1,457,000	146	—	6,338	—	—	—	—	6,484
Share options (Note 17)	—	—	—	9,549	—	—	—	—	9,549
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(860)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(2,726)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 14)	—	—	—	—	—	—	—	(1,351)	(1,351)

December 31, 2007	106,044,700	10,604	—	486,253	—	18,697	31,481	146,036	693,071

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		From July 5,	Year	Year
		2005 to	Ended	Ended
		December 31,	December 31,	December 31,
	Note	2005	2006	2007

Cash flows from operating activities:
Net (loss) income		(274)	30,182	144,059
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization		1	2,766	15,085
Deferred income tax benefit		(35)	(113)	(758)
Share-based compensation		—	2,028	9,390
Interest on exchangeable notes		—	13	—
Amortization of discount on the exchangeable notes		—	4,440	—
Decrease in fair value of warrants		—	(9)	(2)
Changes in operating assets and liabilities:
Pledged bank deposits		—	(4,956)	(19,900)
Trade accounts receivable and bills receivable		—	(2,306)	(1,461)
Inventories		—	(94,886)	(285,092)
Prepayments to suppliers		(966)	(36,752)	(119,469)
Other assets		(20)	(1,603)	(25,475)
Trade accounts payable		3	6,116	11,913
Advance payments from customers		3,717	36,285	168,775
Accrued expenses and other payables		85	1,728	18,915
Other financial liabilities		—	—	3,357

Net cash provided by (used in) operating activities		2,511	(57,067)	(80,663)

Cash flows from investing activities:
Purchase of land use rights		—	(5,482)	(23,452)
Advance to related party		(5,478)	—	—
Purchase of property, plant and equipment		(15,462)	(72,840)	(305,171)
Purchase of intangible asset		—	(1,242)	—

Net cash used in investing activities		(20,940)	(79,564)	(328,623)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

		From July 5,	Year	Year
		2005 to	Ended	Ended
		December 31,	December 31,	December 31,
	Note	2005	2006	2007

Cash flows from financing activities:
Capital contributions		11,534	2,022	—
Pledged bank deposits related to bank borrowings		—	—	(111,094)
Proceeds from new loans and borrowings		—	114,116	288,302
Repayment of loans and borrowings		—	(27,106)	(80,199)
Loans and advances from related parties		16,543	18,773	—
Repayment of loans and advances from related parties		—	(29,838)	—
Proceeds from issuance of ordinary shares		—	10	369,489
Distributions to shareholders in connection with the Reorganization		—	(8,000)	—
Payment of expenses relating to issuance of ordinary shares		—	(405)	(4,174)
Proceeds from issuance of exchangeable notes, net of issue cost US$52		—	7,948	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51		—	6,949	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78		—	47,922	—
Proceeds from Series C redeemable convertible preferred shares		—	22,500	—

Net cash provided by financing activities		28,077	154,891	462,324

Effect of foreign currency exchange rate changes on cash and cash equivalents		39	2,280	205

Net increase in cash and cash equivalents		9,687	20,540	53,243
Cash and cash equivalents at beginning of period		—	9,687	30,227

Cash and cash equivalents at end of period		9,687	30,227	83,470

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized		—	2,680	9,926

Supplemental disclosures of non-cash investing and financing transaction:
Property, plant and equipment contributed as paid-in capital		—	15,444	—

Payable for purchase of property, plant and equipment		—	10,893	60,954

Payable for purchase of land use rights		—	1,268	832

Conversion of Series A, Series B and Series C redeemable convertible preferred shares into ordinary shares		—	—	92,681

Conversion from exchangeable notes to Series A-1 redeemable convertible preferred shares		—	7,948	—

Offset of amounts due to/from related party		—	5,478	—

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying consolidated financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”), Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”), Jiangxi LDK Solar Polysilicon Co., Ltd. (“LDKSP”), LDK Solar USA Inc. (“LDK USA”) and LDK Solar International Company Limited (“LDK International”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group’s principal activities are manufacturing, processing and sale of multicrystalline silicon wafers.

Organization

JXLDK was incorporated on July 5, 2005, in Xinyu, Jiangxi Province, the People’s Republic of China (“PRC”) by Suzhou Liouxin Industry Co., Ltd. (“SZ Liouxin”) and Liouxin Industrial Limited (“HK Liouxin”) which are both controlled by Mr. Peng Xiaofeng (“Mr. Peng”). SZ Liouxin is fully owned by HK Liouxin. The registered shareholders of HK Liouxin are Mr. Peng and his father, who acts as a nominee and holds the shares in trust for Mr. Peng. JXLDK was in a development stage from July 2005 to April 2006 and started production and product sales at the end of April 2006. The development stage activities mainly included constructing manufacturing plants, and the design, formulation and testing of new products. The registered capital of JXLDK as at the date of its inception and prior to the Reorganization described below was US$29,000. From the inception date to December 31, 2005, SZ Liouxin and HK Liouxin contributed paid-in capital of US$7,479 and US$4,055 respectively to JXLDK in cash. In 2006 prior to the Reorganization, SZ Liouxin contributed to JXLDK paid-in capital of US$521, and HK Liouxin contributed US$1,501 in cash and US$15,444 of property, plant and equipment. The value of these property, plant and equipment, which were newly acquired by HK Liouxin for the purpose of injecting into JXLDK as paid-in capital, was based on the actual purchase costs incurred by HK Liouxin to acquire these property, plant and equipment from the vendors.

On May 1, 2006, Mr. Peng, through his wholly owned subsidiary, LDK New Energy Holding Limited, incorporated the Company in the Cayman Islands under the laws of the Cayman Islands as part of the reorganization of JXLDK (the “Reorganization”). In connection with the Reorganization and the preparation for the Initial Public Offering (“IPO”), the Company entered into the following series of transactions:

1) The issuance of 75,000,000 ordinary shares of the Company at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006) to LDK New Energy Holding Limited during 2006 in connection with the Reorganization;

2) The Company’s acquisition of all interests in JXLDK from SZ Liouxin and HK Liouxin for the consideration of US$8,000 on July 10, 2006, when government approval was obtained, as part of the Reorganization;

3) The issuance of exchangeable notes to two unrelated investors for cash consideration of US$8,000 which is mandatorily convertible into 3,000,000 Series A redeemable convertible preferred shares. The exchangeable notes were converted on July 28, 2006;

4) The issuance of 4,580,000 Series A redeemable convertible preferred shares to a group of unrelated investors, including 3,000,000 Series A-1 redeemable convertible preferred shares converted from the exchangeable notes above and 1,580,000 Series A-2 redeemable convertible preferred shares issued for cash consideration of US$7,000 (refer to note 14);

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

5) The issuance of 8,000,000 Series B redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$48,000 (refer to note 14);

6) The issuance of 3,000,000 Series C redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$22,500 (refer to note 14);

7) The formation of a fully owned subsidiary, LDK International on September 5, 2006 in Hong Kong Special Administrative Region (“HK SAR”).

On June 1, 2007, the Group completed its Initial Public Offering (“IPO”) in the United States and sold 13,392,100 American depositary shares (“ADSs”), representing 13,392,100 new ordinary shares, at an initial public offering price of US$27.00 per ADS. The Group received net proceeds, after deduction of the related offering costs, in the amount of US$335,717. The ADSs are listed on the New York Stock Exchange under the symbol LDK.

In June 2007, the underwriters exercised their over-allotment option and the Group issued an additional 615,600 ADSs, representing 615,600 ordinary shares, at US$27.00 per ADS. The Group raised additional net proceeds of US$15,624 from the exercise of the over-allotment option by the underwriters.

The Company formed three fully owned subsidiaries, LDK USA, LDKPV and LDKSP, on January 15, 2007, July 12, 2007 and October 11, 2007 respectively. LDK USA is incorporated in the United States, and LDKPV and LDKSP are incorporated in Jiangxi Province in the PRC.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Since the controlling and majority shareholder of JXLDK prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the Reorganization is considered to be a transfer of equity interests between entities under common control and has been accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities of JXLDK transferred to the Company have been recognized at JXLDK’s historical carrying amount and as if the transfer of assets and liabilities and related business operations had occurred as of July 5, 2005, the earliest date presented in the accompanying consolidated financial statements. Cash consideration of US$8,000 paid by the Company to SZ Liouxin and HK Liouxin in connection with the transfer of JXLDK, has been accounted for as a distribution to shareholders on July 21, 2006.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the classification and realization of inventories,

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates.

(c)	Foreign currency translation

The functional currency of the Company and LDK USA is the United States dollar (“US$”). The functional currency of JXLDK, LDKPV and LDKSP is Renminbi (“RMB”). The functional currency of LDK International is the Hong Kong dollar (“HK$”). Transactions denominated in other currencies are recorded in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each period end and average exchange rates are used for the statements of operations.

Translation adjustments resulting from translation of these financial statements are reflected as foreign currency translation adjustment in other comprehensive income.

(d)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(f)	Pledged bank deposits

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit or short-term bank borrowings. Upon maturity of the letters of credit and repayment of short-term bank borrowings, which generally occur within one year, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits related to bank borrowings are reported within cash flows from financing activities in the consolidated statement of cash flows.

(g)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Allowance for doubtful accounts is provided based on the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance by analyzing specific customer accounts that have known or potential collection issues. No allowance for doubtful accounts was made for the period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions. Inventories expected to be utilized for production and sold after twelve months are classified as non-current assets.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses (see note 2(l)).

Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Buildings	30 years
Plant and machinery	10 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

Construction in progress is stated at cost less any impairment losses (see note 2(l)). Cost comprises direct costs of construction as well as borrowing costs capitalized during the period of construction and installation. The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are completed.

No depreciation is provided in respect of construction in progress until it is substantially completed and ready for its intended use.

(j)	Intangible asset, net

Intangible asset, net represents technical know-how, which is carried at cost less accumulated amortization. The technical know-how was acquired from equipment manufacturers for operation of equipment. Technical know-how is amortized on a straight-line basis over its expected useful life of 10 years, less impairment losses (see note 2 (l)).

(k)	Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC, which are charged to expense on a straight-line basis over the respective periods of the rights granted.

(l)	Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007.

(m)	Fair value of financial instruments

The Group used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term debt — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Interest rate swap contract — fair value is based on the quotation from the financial institution.

(n)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contract. Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income. As of December 31, 2007, the Group had outstanding interest rate swap contract with notional amounts totalling US$25,000. The fair value of foreign exchange forward contracts and interest rate swap contract at December 31, 2007 was negative US$3,357 and positive US$525, respectively. Consequently, the Group incurred a net loss on foreign exchange forward contracts of US$3,357 and a net gain on interest rate swap contract of US$507 during the year ended December 31, 2007, which were recorded as foreign currency exchange loss and an offset against interest expense, respectively.

(o)	Revenue recognition

Sales represent the invoiced value of products sold and services rendered, net of value added taxes (VAT). The Group records revenue from the sale of silicon wafers and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured. For domestic sales, the majority of the Company’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. A majority of the Group’s sales to customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets as at year end dates.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

Generally, no warranty is provided to customers except pursuant to a short period ranging from 7 to 15 days for sales return. Wafer products are standard and the Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped. The Group estimates the amount of sales returns and the cost of replacement products based on historical return information, as the Group believe they are the primary indicator of possible future returns.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

(p)	Buy/sell arrangements

The Group had raw materials purchases transactions and finished goods sales transactions with the same counterparty. Each of these sales and purchases transactions with the same counterparty are not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also no correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled, with no specific legal right to offset in respect of the obligations between counterparties. These buy and sell transactions with the same counterparty were recognised and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements. Raw materials purchases and finished goods sales with the same counterparty were recorded at their respective contract price, which represented their prevailing fair market value.

(q)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$ nil, US$63 and US$266 for the period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively.

(r)	Research and development costs

Research and development costs are expensed as incurred. JXLDK has a research and development team to enhance product quality and to achieve a more efficient production process. In addition, the Group has a joint research and development program with Shanghai Jiaotong University to focus on developing quality consumables and supplemental equipment.

(s)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. The Group incurred advertising expenses of US$138 and US$516 for the years ended December 31, 2006 and 2007 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(t)	Government subsidy

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of operations in the same period in which the related expenses are incurred. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

A subsidy of US$240 was received from local government during 2006 to compensate JXLDK’s research and development expenses and was recorded as a reduction of research and development expense.

Xinyu Industry Development District and JXLDK reached an agreement that for electricity costs JXLDK pays at the market value of US$0.08 per kwh, the district will provide JXLDK with an unconditional subsidy of US$0.03 per kwh. JXLDK received subsidies of electricity costs of US$808 and US$3,084 for years ended December 31, 2006 and 2007 respectively, which were recorded as a reduction to cost of goods sold.

JXLDK received subsidies of US$1,268 and US$3,461 for the years ended December 31, 2006 and 2007 respectively from the local government authority as an incentive for development of the wafer industry in Xinyu, which were recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies. JXLDK also received a tax refund of US$516 from Xinyu Tax Bureau for purchases of domestic equipment during the year ended December 31, 2007, which was recorded as a reduction to acquisition cost of the equipment.

(u)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Effective January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). Management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. The initial adoption of FIN 48 did not have any impact on the Group’s consolidated financial position or results of operations. Additional disclosures required by FIN 48 are included in note 12.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(v)	Share-based compensation

The Group has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The Group accounts for equity instrument issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

(w)	Embedded beneficial conversion of convertible instruments

In accordance with the provisions of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Group recognizes and measures the embedded beneficial conversion feature of convertible instruments by allocating a portion of the proceeds from the convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the effective conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is recognized as interest expense for convertible instruments in the form of debt or as a deemed dividend for redeemable convertible preferred shares over the period from its date of issuance to its stated mandatory redemption date or to its earliest conversion date if the convertible instruments do not have a stated redemption date. Unamortized discount remaining at the date when the convertible instruments are converted into their respective underlying securities are immediately recognized as interest expense or as a deemed dividend, as appropriate. Changes to the conversion terms that would be triggered by future events not controlled by the Group are accounted for as contingent conversion options, and the intrinsic value of the such contingent conversion options will not be recognized until and unless the triggering event occurs.

(x)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries, JXLDK, LDKPV and LDKSP participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

such employee benefits, which were expensed as incurred, were US$220 and US$614 for the years ended December 31, 2006 and 2007 respectively.

(y)	Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net (loss) income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A, Series B and Series C redeemable convertible preferred shares (note 14) are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determined formula.

Diluted earnings (loss) per share is calculated by dividing net (loss) income available to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(z)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type) and operating results of PRC wafer production operations, the only operating subsidiaries in the PRC. As such, management has determined that PRC wafer production operations is the Group’s only operating segment, as that term is defined by Statement of Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information.

(aa)  Start-up costs

The Group expensed all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses. As of December 31, 2007, LDKPV and LDKSP were in the development stage.

(ab)  Recently issued accounting pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application encouraged. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. Management of the Group has elected not to adopt this optional standard.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Group is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

(3)	INVENTORIES, NET

	December 31,	December 31,
	2006	2007

Inventories consist of the following:
Raw materials	79,496	312,678
Work in progress	8,884	24,463
Supplies	1,410	13,705
Finished goods	5,096	29,132

	94,886	379,978

Inventories, net:
— Current	94,886	349,997
— Non-current	—	29,981

The Group had raw materials of US$2,859 and US$5,029 consigned to third parties at December 31, 2006 and 2007 respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder.

Write-downs of finished goods inventories to net realizable value were US$4,170 during the year ended December 31, 2007 (nil in prior periods), which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS

In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

reclassifications totaling US$144,482 and US$570,878 were not reflected in the Group’s consolidated cash flows from operations for the years ended December 31, 2006 and 2007, respectively.

(5)	OTHER CURRENT ASSETS

	December 31,	December 31,
	2006	2007

Receivable from the Group’s executives and employees	—	21,742
VAT recoverable	1,548	5,738
Others	114	2,345

	1,662	29,825

During the year ended December 31, 2007, certain of the Group’s executives and employees exercised certain share options which vested in August 2007. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2007, the Group had an outstanding receivable from these executives and employees and payable to the PRC tax authorities of US$21,742 in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets and other payables (see note 10), respectively.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2006	2007

Buildings	7,716	20,384
Plant and machinery	80,549	221,014
Furniture, fixtures and office equipment	355	4,519
Motor vehicles	636	2,383

	89,256	248,300
Less: Accumulated depreciation	(2,674)	(16,075)
Construction in progress	14,293	104,538

	100,875	336,763

Depreciation expense was US$1, US$2,673 and US$13,399 for the period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively.

Construction in progress as at December 31, 2007 includes US$60,333 (2006: US$11,844) of furnaces, wire saws and other received equipment pending installation. The installation of these machines and equipments is normally completed within one month after they are received by the Group.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(7)	INTANGIBLE ASSET, NET

	December 31,	December 31,
	2006	2007

Technical know-how
Cost	1,242	1,328
Less: Accumulated amortization	(93)	(232)

	1,149	1,096

Technical know-how was acquired by JXLDK from equipment manufacturers for operation of the equipment.

Amortization expenses of the above technical know-how was US$93 and US$139 for the years ended December 31, 2006 and 2007 respectively. For each of the next five years, annual amortization expense of the technical know-how is expected to be US$139.

(8)	LAND USE RIGHTS

Land use rights represent fees paid to the government and a company controlled by Mr. Peng (see note 20) to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC.

(9)	BANK BORROWINGS

(a) Current

	December 31,	December 31,
	2006	2007

Bank borrowings — secured	20,026	224,879
Bank borrowings — unsecured	31,739	24,645
Current installments of long-term bank borrowings (note (b))	5,000	14,577

	56,765	264,101

The short-term bank borrowings outstanding as of December 31, 2007 carry a weighted average interest rate of 6.524% (2006: 5.876%). The short-term bank borrowings have maturity terms ranging from one to twelve months and interest rates ranging from 5.564% to 7.290% (2006: 5.022% to 6.968% per annum), except for short-term bank loans of US$1,460 and US$1,070 that originated in late December 2007 and have an interest rate of 11.280% and 11.420% respectively. The proceeds from these short-term bank borrowings are for working capital purposes. None of the short-term bank borrowings contain financial covenants.

Bank loans of US$224,879 were secured by certain of JXLDK’s buildings, land use rights, equipment, bank deposits and raw materials with the carrying amounts of US$2,564, US$10,161, US$108,557, US$111,094 and US$68,935, as of December 31, 2007 respectively as well as buildings and land use rights owned by a company controlled by Mr. Peng.

A discounted bill of US$816 was included in secured bank borrowings as of December 31, 2006 (see note 13(d)).

Through Bank of China, Xinyu Branch, JXLDK borrowed US$5,139 from Jiangxi Liouxin Industry Co., Ltd. (“JXLXI”), a company controlled by Mr. Peng, in December 2007 through an entrusted loan agreement. The entrusted loan was included in unsecured bank borrowings as of December 31, 2007. Among the remaining

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

unsecured bank borrowings, US$6,845 was guaranteed by companies controlled by Mr. Peng, Jiangsu Liou Xin Industrial Park Co., Ltd., JXLXI and SZ Liouxin.

As of December 31, 2007, the Group has total revolving credit of US$270,278 (2006: US$25,612) and unused credit of US$137,936 (2006: US$7,371).

(b)	Non-current

	December 31,	December 31,
	2006	2007

Secured loan from China Construction Bank	10,245	10,952
Secured loan from China Development Bank	25,000	20,000
Secured loan from Bank of China	—	8,750

	35,245	39,702
Less: current portion	(5,000)	(14,577)

	30,245	25,125

In March 2006, the Group borrowed US$ 10,245 from China Construction Bank of which US$5,202 is repayable in March 2008 and US$5,750 is repayable in March 2009. The loan carries variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 7.227% as of December 31, 2007 (2006: 6.336%). Interest is payable semi-annually. The loan is guaranteed by SZ Liouxin and US$9,468 is secured by the JXLDK’s plant and machinery with carrying amounts of US$23,497 as of December 31, 2007.

In December 2006, the Group borrowed US$ 25,000 from China Development Bank, which is repayable in 5 equal annual installments of US$5,000 through December of 2011. The loan carries variable interest with interest rate repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 6.894% as of December 31, 2007 (2006: 6.870%). Interest is payable monthly. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amounts of US$51,079 and US$3,593 as of December 31, 2007 respectively and is guaranteed by the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.

In February 2007, the Group borrowed US$8,750 from Bank of China, which is payable in two equal annual installments of US$4,375 each through February of 2009. The loan carries variable interest with interest rate repriced quarterly with reference to the prevailing two-year US$ loan rate pronounced by Bank of China. The effective interest rate of the loan was 8.731% as of December 31, 2007. Interest is payable quarterly. The loan is secured by certain of JXLDK’s raw materials and is guaranteed by SZ Liouxin, JXLXI and Mr. Peng.

Future principal repayments on the long-term bank borrowing are as follows:

2008	14,577
2009	15,125
2010	5,000
2011	5,000

39,702

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(10)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2006	2007

Purchase of equipment	10,893	60,954
Purchase of land use rights	1,268	832
Withholding individual income tax payable	—	21,742
Accrued payroll and welfare	982	3,305
Indirect taxes payable	93	286
Other accruals	1,364	8,182

	14,600	95,301

As of December 31, 2007, the Group had outstanding withholding individual income tax payable of US$21,742 arising from the Group’s withholding tax obligation in relation to the income derived from the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see note (5)). In February 2008, the Group obtained a notice from the relevant PRC Tax Authority granting a deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Due to the open nature of the payment timing, the Group has classified the payable as a current liability as at December 31, 2007.

(11)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during 2006 and 2007:

	From July 5,
	2005 to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Interest costs capitalized	—	122	173
Interest costs charged to income
— Interest costs	102	2,680	9,926
— Change of fair value of interest rate swap contract	—	—	(507)
— Interest on exchangeable notes	—	13	—
— Discount amortization on exchangeable notes	—	4,440	—

Sub-total	102	7,133	9,419

Total interest costs	102	7,255	9,592

(12)	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

People’s Republic of China

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of JXLDK was 33%. Also, JXLDK is entitled to exemption from income tax for at least 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2008. On March 16, 2007, the National People’s Congress of the PRC passed the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008 when the FEIT Law was ended. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. Pursuant to the grandfathering arrangement under the CIT Law, JXLDK can continue to enjoy the 50% tax reduction for the years from 2008 to 2010. Accordingly, JXLDK will be subject to a reduced CIT rate of 12.5% in the years from 2008 to 2010 and 25% thereafter.

Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP will be subject to income tax rate of 25% pursuant to the CIT Law.

HK SAR

No provision has been made for Hong Kong Profits Tax in any period, as LDK International did not have assessable profits subject to Hong Kong Profits Tax during the year.

United States

No provision has been made for Federal or State income taxes in the United States in any period, as LDK USA did not have any income subject to income tax in the United States.

The income tax benefit attributable to earnings (losses) from operations, which is substantially derived from PRC sources, consists of:

	From July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Current	—	—	—
Deferred	(35)	(113)	(758)

Total income tax benefit	(35)	(113)	(758)

Earnings (losses) before income taxes of the Group consists of the following:

	From July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

PRC operations	(309)	34,510	149,227
Non-PRC operations	—	(4,441)	(5,926)

Total	(309)	30,069	143,301

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

The actual income tax benefit differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 33% to earnings (losses) before income taxes as a result of the following:

			Year		Year
			Ended		Ended
			December 31,		December 31,
	From July 5, 2005 to December 31, 2005		2006		2007

Earnings (loss) before income taxes	(309)	100%	30,069	100%	143,301	100%

Computed income tax expense (benefit)	(102)	33%	9,922	33%	47,289	33%
Effect of tax rate differential	—	0%	1,465	5%	824	1%
Change in tax rate	—	0%	—	0%	214	0%
Non-deductible expenses
Share-based compensation	—	0%	669	2%	3,099	2%
Pre-operating expenses	67	(22%)	217	1%	—	0%
Others	—	0%	1	0%	—	0%
Change in valuation allowance	—	0%	—	0%	1,132	1%
Tax holiday	—	0%	(12,387)	(41%)	(53,316)	(37%)

Actual income tax benefit	(35)	11%	(113)	(0%)	(758)	(1%)

Without the tax holiday the Group’s income tax expense would have increased by US$12,387 and US$53,316 for the years ended December 31, 2006 and 2007, respectively, and the basic and diluted net income per ordinary share for such periods would be decreased as follows:

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2006	2007

Decrease in net income per ordinary share:
— Basic	0.17	0.58

— Diluted	0.17	0.51

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets are presented below. There were no deferred tax liabilities as of December 31, 2007.

	December 31,	December 31,
	2006	2007

Deferred tax assets :
Pre-operating expenses	148	387
Inventories	—	546
Tax loss carryforwards	—	1,132

Total gross deferred tax assets	148	2,065
Less: valuation allowance	—	(1,132)

Net deferred tax asset	148	933

Deferred income tax assets:
— Current	—	546
— Non-current	148	387

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2007, we made full valuation allowance against the deferred tax asset of US$1,132 recognized for the Group’s net operating loss carryforwards attribute to LDK USA and LDK International. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowance as of December 31, 2007. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2007, the Group has net operating loss carryforwards of approximately US$ 2,976 and US$1,798 for LDK International and LDK USA, respectively, for tax purposes. Tax losses of LDK International can be carried forward indefinitely. Tax losses of LDK USA as of December 31, 2007 will expire in various amounts through 2027.

As of January 1, 2007 and for the twelve months ended December 31, 2007, the Group has no unrecognized tax benefit relating to uncertain tax positions. Also, the Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong and United States. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2007 are open to examination by the PRC state and local tax authorities. The income

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

tax returns of LDK International are open to audit for the years ended December 31, 2006 and 2007 under the statute of limitations established by the Hong Kong Inland Revenue ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(13)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2007 not provided for in the financial statements were as follows:

Production line construction projects	566,495

(b)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

December 31,
2007

Future minimum purchases	170,721

(c)	Litigation

On October 4, 2007, the Company announced that its former financial controller, Charley Situ, who was terminated for cause on September 25, 2007, had communicated to LDK’s management and others subsequent to his termination alleged inconsistencies in LDK’s inventory reporting as of August 31, 2007 (“Situ allegations”). On October 9, 2007 and through January 22, 2008, the Group has been named as defendant, along with certain of its senior executives, in a number of class action complaints and a derivative complaint in the United States pertaining to the Situ allegations (“Complaints”). These Complaints further allege that management of the Group had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by overstating its inventories of polysilicon.

In response to the Situ allegations, the Company’s Audit Committee called for an independent investigation into the matter and engaged outside professionals, including legal counsel, forensic accountants from a big four accounting firm and two technical polysilicon experts to carry out this investigation. Upon completion of this independent investigation, the Company’s Audit Committee was informed that no material errors were found with the Group’s stated silicon inventory quantity as of August 31, 2007, and that the Group was using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. Subsequently, the United States Securities and Exchange Commission (“SEC”) initiated an investigation into the Situ allegations. Upon completion of the Audit Committee’s independent investigation, the results were presented to the SEC. On March 24, 2008, the SEC staff informed the Company that it did not intend to recommend any enforcement action by the Commission.

The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company intends to file motions to dismiss each complaint in April 2008 and anticipates judgments on these motions by the respective Courts in May or June of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

2008. Based on the results of this independent investigation, the decision by the SEC and consultation with its legal counsel, management believes it is not probable that an unfavorable outcome will occur upon the ultimate resolution of the pending litigation for this matter. Further, it is not possible for management to reasonably estimate the amount of loss, if any, the Group would incur in the event of an unfavorable outcome stemming from the resolution of this uncertainty.

(d)	Outstanding bills receivable discounted

As of December 31, 2006, the Group has retained a recourse obligation of US$816 in respect of a bill receivable discounted with a bank. The recourse obligation represents the amount the Group will be obligated to repay to the extent that the issuing bank who has guaranteed payment does not honor the bill receivable upon maturity. The discounted bill of US$816 as of December 31, 2006 was included in secured short-term loans (See note 9 (a)). There are no outstanding discounted bills as at December 31, 2007.

(14)	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Pursuant to the Series A redeemable convertible preferred shares purchase agreement dated July 28, 2006 (“Series A Agreement”), the Company issued 3,000,000 Series A-1 redeemable convertible preferred shares (“Series A-1 Shares”) on July 31, 2006 as a result of conversion of the US$8,000 exchangeable notes by the holders. The Company also issued 1,580,000 Series A-2 redeemable convertible preferred shares (“Series A-2 Shares”) to a group of unrelated investors at US$4.43 per share for total cash consideration of US$7,000. In conjunction with the Series A redeemable convertible preferred shares purchase agreement, the holders of Series A-1 and A-2 preferred shares received warrants on July 28, 2006. Also, the Company issued 200,000 share options to the holders of Series A-1 preferred shares. Pursuant to the Series A Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of both Series A-1 Shares and Series A-2 Shares (collectively “Series A Shares”) had the right to redeem the Series A Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series A Shares then outstanding if a Qualified IPO had not occurred. A Qualified IPO refers to an initial public offering on a Qualified Exchange that values the Company at no less than US$1,210,000 immediately prior to the initial public offering with a per share offering price of no less than US$11.00 and that results in aggregate proceeds to the Company of at least US$300,000.

Pursuant to the Series B redeemable convertible preferred shares purchase agreement dated September 15, 2006 (“Series B Agreement”), the Company issued 8,000,000 Series B redeemable convertible preferred shares (“Series B Shares”) on September 28, 2006 to a group of unrelated investors at US$6 per share (the “Series B issue price”) for total cash consideration of US$48,000. Pursuant to the Series B Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of Series B Shares had the right to redeem the Series B Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series B Shares then outstanding if a Qualified IPO had not occurred.

Pursuant to the Series C redeemable convertible preferred shares purchase agreement dated December 15, 2006 (“Series C Agreement”), the Company issued 3,000,000 Series C redeemable convertible preferred shares (“Series C Shares”) on December 19, 2006 to a group of unrelated investors at US$7.5 per share (the “Series C issue price”) for total cash consideration of US$22,500. The holders of Series C Shares had the right to redeem the Series C Shares after 36 months of the date of issuance at the option of the holders of Series C Shares then outstanding if a Qualified IPO had not occurred.

In the event of a redemption under the respective redemption right of Series A, Series B and Series C preferred shares agreement, the Company shall redeem all of the outstanding preferred shares at a redemption price equal to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

150% of the respective issue price of the preferred shares, plus any declared, accrued but unpaid dividends and interests thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value in total for Series A, Series B and Series C preferred shares amounted to US$2,729 and US$4,937 for the years ended December 31, 2006 and 2007 respectively, which is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statement of operations. Total direct external incremental costs of issuing the securities of US$103, US$78 and US$40 were charged against the proceeds of the Series A, Series B and Series C Shares, respectively.

All holders of preferred shares had the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the date of issuance to the closing of a Qualified IPO. In addition, each preferred share was automatically convertible into one or more ordinary shares, subject to the conversion ratio adjustment as set out in the respective preferred shares agreement upon the consummation of a Qualified IPO.

Management evaluated the conversion feature embedded in these preferred share agreements to determine if there was a beneficial conversion feature. A calculation was performed to determine the intrinsic value of the difference between the most favorable conversion price and the fair market value of the underlying securities (ordinary shares) of the Company issuable upon the conversion of the preferred shares at the respective commitment dates. Based on the calculation, management has determined that there was no embedded beneficial conversion feature attributable to the preferred shares except for the Series A-1 Shares, since the initial conversion price of the preferred shares is equal to the preferred shares issue price, which was higher than the fair value of the Company’s ordinary shares at the respective commitment dates determined by management based on valuation performed by a third party independent appraiser, Sallmanns (Far East) Limited. For the Series A-1 shares, the proceeds received from the issuance of Series A Shares were first allocated to the warrants and share options issued to the holders of Series A-1 Shares. Management determined that the initial conversion price of Series A-1 Shares was lower than the fair value of the Company’s ordinary shares at the commitment date based on the valuation performed by Sallmanns. The computed intrinsic value of the conversion feature of US$1,568 was recorded as a deemed dividend at the date of issuance because the Series A Shares were convertible at issuance date. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, management determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the contingency is resolved and with respect of the dilution adjustment, upon the issuance of additional ordinary shares.

In June 2007, all the redeemable convertible preferred shares were converted into 15,580,000 ordinary shares of the Company upon the consummation of the Company’s IPO.

(15)	ORDINARY SHARES

As at December 31, 2006 and 2007, there was 134,000,000 and 499,580,000 authorized ordinary shares of the Company with US$0.10 par value per share (adjusted for the ten-for-one share split effected on July 18, 2006).

During 2006, the Company issued 75,000,000 ordinary shares at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006);

In June 2007, the Company issued 14,007,700 American Depositary Shares (“ADSs”), representing 14,007,700 ordinary shares (see note (1)). The Company’s ADSs are quoted on the New York Stock Exchange;

In June 2007, all issued and outstanding Series A, B and C redeemable convertible preferred shares were converted into 15,580,000 ordinary shares on a one to one basis upon the completion of the Company’s IPO; and

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

In August 2007, 1,457,000 of vested stock options granted to executives and employees were exercised, resulting in the issuance of 1,457,000 ordinary shares.

(16)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$3,623 and US$15,074 from retained earnings to statutory reserve was recorded for the years ended December 31, 2006 and 2007 respectively.

(17)	SHARE OPTION

Share options to employees

On August 1, 2006, the Board of Directors of the Company approved the granting of 6,230,000 share options to the Company’s executives and employees at an exercise price of US$4.45 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year. During the year ended December 31, 2007, 1,457,000 share options granted to the Company’s executives and employees were exercised into ordinary shares.

On February 6, 2007, the Board of Directors of the Company approved the granting of 2,071,900 share options to the Company’s employees at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On April 17, 2007, the Board of Directors of the Company approved the granting of 100,000 share options to the Company’s non-executive director, at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

Pursuant to the Board of Directors’ approval on April 17, 2007, 350,900 share options were granted on May 14, 2007 to the Company’s employees at an exercise price of US$25.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

Pursuant to the Board of Directors’ approval on April 17, 2007, 100,000 share options were granted on May 31, 2007 to an independent director at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On July 6, 2007, the Board of Directors of the Company approved the granting of 633,400 share options to the Company’s employees at an exercise price of US$33.96 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On October 17, 2007, the Board of Directors of the Company approved the granting of 200,000 share options to an independent director at an exercise price of US$9.00 with a contractual term of two years and vesting period from October 17, 2007 to July 17, 2009, with 10,000 share options to be vested each month.

On December 3, 2007, the Board of Directors of the Company approved the granting of 734,550 share options to the Company’s employees at an exercise price of US$29.55 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

Share options to non-employees

On August 1, 2006, the Board of Directors of the Company approved the granting of 210,000 share options to the Company’s external consultants in exchange for certain services provided. The exercise price of the share options is US$4.45 and the contractual term is five years. The vesting period is no less than three years, with no more than one-third of the options to be vested each year. During the year ended December 31, 2007, 80,000 share options granted to an external consultant were cancelled.

  Share options to investors

In conjunction with the Series A-1 redeemable convertible preferred shares agreement (note 14), the Company issued 200,000 share options to the holders of the Series A-1 redeemable convertible preferred shares on August 1, 2006 at an exercise price of US$4.45 with a contractual term of five years and vesting period of one year after the grant date.

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the weighted average assumptions noted in the following table. Prior to the IPO in June 2007, because the Company did not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.

Following the Company’s IPO, because the Company does not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry. Other computational methodologies and assumptions remained unchanged.

	2006	2007

Expected volatility	64%	46.36%51.82%
Expected dividends	0%	0%
Expected term	3.54.5 years	0.93.2 years
Risk-free interest rate	4.9%	3.28%4.81%
Estimated fair value of underlying ordinary shares	US$4.37	US$7.98US$44.75

Prior to the initial public offering, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was US$9.05 (2006: US$1.98) per share. The Company recorded non-cash share-based compensation expense of US$9,549 (2006: US$1,612) for the year ended December 31, 2007 in respect of share options granted to employees, of which US$1,772 (2006: US$174) was allocated to costs of revenues, US$5,828 (2006: US$1,281) was allocated to general and administrative expenses, US$19 (2006: US$ nil) was allocated to selling expenses, US$159 (2006: US$ nil) was allocated to construction in progress, and US$1,771 (2006: US$157) was allocated to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

research and development costs. No non-cash share-based compensation expense was incurred for the year ended December 31, 2007 in respect of share options granted to non-employees in 2007 (2006: US$416).

A summary of options for the year ended December 31, 2006 and 2007 is presented below:

					Weighted
				Number	Average
				of Total	Exercise		Remaining	Aggregate
		Non		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	Per Share		Term	Value

For the year ended December 31, 2006
Granted	6,230,000	210,000	200,000	6,640,000	US$	4.45
Exercised	—	—	—	—		—
Forfeited or cancelled	(380,000)	—	—	(380,000)		—
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45	4.6 years	—

Vested or expected to vest as of December 31, 2006	—	—	—	—		—	—	—

Exercisable as of December 31, 2006	—	—	—	—		—	—	—

For the year ended December 31, 2007
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45

Granted during 2007	4,190,750	—	—	4,190,750	US$	17.71
Exercised	(1,457,000)	—	—	(1,457,000)	US$	4.45
Forfeited or cancelled	(403,400)	(80,000)	—	(483,400)		—
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50	3.9 years	310,699

Vested or expected to vest as of December 31, 2007	1,980,766	43,333	200,000	2,224,099	US$	4.49	3.51 years	81,322

Exercisable as of December 31, 2007	523,766	43,333	200,000	767,099	US$	4.57	3.53 years	32,557

The total intrinsic value of options exercised during the year ended December 31, 2007 was US$ 48,765 (2006: nil).

As of December 31, 2007, there was US$36,283 (2006: US$9,991) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over the next 1.9 years (2006: 2.6 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2007 was US$6,484.

(18)	EARNINGS (LOSS) PER SHARE

The Company issued 75,000,000 ordinary shares in connection with the Reorganization. For the purpose of calculating basic/diluted earnings (loss) per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if it took place on July 5, 2005.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

The computation of basic and diluted earnings (loss) per share is as follows:

	From
	July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Numerator used in basic earnings (loss) per share
Income from continuing operations attributable to holders of ordinary shares	(274)	25,885	139,122

Plus accretion of Series A, Series B and Series C Shares to redemption value	—	—	4,937

Numerator used in diluted earnings (loss) per share	(274)	25,885	144,059

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	75,000,000	75,000,000	92,673,914

Plus weighted average Series A, Series B and Series C Shares outstanding	—	—	6,616,165
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	—	5,569,360

Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	75,000,000	75,000,000	104,859,439

Earnings (loss) per share — basic	(0.01)	0.35	1.50

Earnings (loss) per share — diluted	(0.01)	0.35	1.37

During the year ended December 31, 2007, the Group’s dilutive potential ordinary shares outstanding consist of Series A, Series B and Series C redeemable convertible preferred shares and share options. The computation of diluted earnings per share for the year ended December 31, 2007 assumed conversion of the Series A, Series B and Series C redeemable convertible preferred shares as of January 1, 2007 because, when applying the if-converted method, the effect of the 4,580,000, 8,000,000 and 3,000,000 ordinary shares issuable upon conversion of the Series A, Series B and Series C redeemable convertible preferred shares under the conversion terms of the preferred shares agreements was dilutive. In computing diluted earnings per share for the year ended December 31, 2007, there was dilutive effect of outstanding share options of 5,569,360 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(19)	SIGNIFICANT CONCENTRATIONS AND RISKS

  Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2007, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As at December 31, 2007 cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$218,325 in total and were denominated in the following currencies:

	US$	EURO	RMB
	(000’s)	(000’s)	(000’s)

In mainland China	32,767	19,997	1,120,533
In Hong Kong	2,955	—	—

Total in original currency	35,722	19,997	1,120,533

US$ equivalent	35,722	29,202	153,401

Accounts receivable are typically unsecured and denominated in RMB.

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2006 and 2007:

	December 31,	December 31,
	2006	2007

Jiangsu Linyang Solarfun Co., Ltd.	14,654	64,644
Q-Cells AG	24	52,277
Suntech Power Holdings Co., Ltd.	41,899	35,335

Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon on a timely basis. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon. Also, polysilicon manufacturing is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of its manufacturing output and revenue.

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$157,187 as of December 31, 2007 (2006: US$37,718). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

exposes the Group to the credit risks of the suppliers. As of December 31, 2006 and 2007, outstanding advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	December 31,	December 31,
	2006	2007

Komex Electronic Materials Inc.	5,668	19,275
Targray Technology International Inc	1,892	17,474

The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.

  Business and economic risks

The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; capital market performance and public interest in companies operating in the PRC that are listed in the United States; competition from other competitors; changes in certain strategic relationships or customers relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the solar industry.

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the solar industry.

In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in State policies may have a negative impact on the Group’s operating results and financial position.

  Currency risk

Substantially all of the revenue generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies.

On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB8.11 per United States dollar with effect from July 21, 2005, and the RMB has gradually appreciated against the US dollar since then.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(20)	RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties. Aside from the entrusted loan arrangement described in note 9(a), there were no outstanding balances with related parties as of December 31, 2006 and 2007. The amounts of transactions with the related parties for the period from July 5, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007 are as follows:

(i) JXLDK signed an agreement on September 22, 2005 to borrow up to US$24,221 from Mr. Peng which carried an average interest rate of 5.829% in September 2005. During the period from October 27, 2005 to December 31, 2005, JXLDK borrowed from Mr. Peng cumulative loan amount of US$16,109 and at the same time lent US$5,478 to Saiweng Technology (Suzhou) Co., Ltd. (“Saiweng”), a company controlled by Mr. Peng. JXLDK borrowed an additional US$8,112 and repaid US$5,354 to Mr. Peng in the first six months of 2006. In March 2006, JXLDK signed an agreement with Mr. Peng to offset US$5,478 lent to Saiweng against amounts borrowed from Mr. Peng. In December 2006, JXLDK repaid the remaining US$13,389 to Mr. Peng. Interest expenses incurred amounted to US$100 and US$781 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006.

(ii) JXLDK borrowed US$8,075 interest free loan from a company controlled by Mr. Peng, SZ Liouxin, in July 2006, which was repaid in December 2006.

(iii) Two companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure the JXLDK’s bank loans (refer to note 9).

(iv) JXLDK borrowed an interest-free loan of US$2,561 from JXLXI in August 2006. The loan was fully repaid in September 2006.

(v) In connection with the commencement of JXLDK’s operation, JXLDK entered into agreements (“Agreements”) with JXLXI to acquire rights to use certain parcels of land from JXLXI and certain buildings constructed by JXLXI. Pursuant to the Agreements, the consideration for acquiring the land use rights were determined based on its market value of US$3,273 assessed by an independent valuer, Shanghai Orient Real Estate Appraiser Co., Ltd. The consideration for acquiring the completed buildings and assets under construction amounted to US$7,109 and US$637 respectively. JXLDK prepaid US$4,664 in 2005 and paid US$6,355 in 2006 to JXLXI for such purchase. By December 31, 2006, the legal title of the land use right and the completed buildings had been transferred to JXLDK.

(vi) JXLDK leased an office in Harbour Ring Plaza from SZ Liouxin free of charge. SZ Liouxin signed the lease contract with a monthly rental charge of US$5. The period of the contract was from December 2005 to December 2007. The lease contract has been renewed and will expire in December 2009.

(vii) Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from JXLXI on December 22, 2006. The loan carries an interest rate of 5.022% and was repaid in June 2007.

(viii) Through Bank of China, Xinyu Branch, JXLDK borrowed US$5,139 from JXLXI on December 19, 2007. The loan carries an interest rate of 5.832% and is repayable in March 2008.

(ix) As discussed in notes 5 and 10, the Group as at December 31, 2007 recorded a US$21,742 withholding tax liability and related receivable from certain employees and executives arising from the exercise of stock options by such employees and executives. The Group plans to withhold and remit the tax when the shares are sold in the future.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(21)	GEOGRAPHIC AND SEGMENT INFORMATION

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	From July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Mainland China	—	79,647	154,224
Taiwan	—	8,598	152,486
Asia Pacific excluding mainland China and Taiwan	—	8,518	63,809
Germany	—	96	56,210
Europe excluding Germany	—	3,290	49,289
North America	—	5,305	47,928

Total net revenue	—	105,454	523,946

The Group’s only operating segment is wafer production operations in the PRC. Segment profit and loss is determined based on income before income taxes under general accepted accounting principles in the PRC (“PRC GAAP”). Segment assets are total assets based on PRC GAAP.

Segment information is set out below:

	From July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Segment and consolidated revenue	—	105,454	523,946

Segment income	—	36,229	149,227
Reconciling items (note (a))	(309)	(6,160)	(5,926)

Consolidated earnings (loss) before income tax benefit	(309)	30,069	143,301

Segment assets (note (b))		291,355	1,306,581

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

(a)	Reconciliation of segment income to consolidated (loss) earnings before income tax benefit

	From July 5,	Year	Year
	2005 to	Ended	Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Total segment income	—	36,229	149,227
PRC GAAP to US GAAP differences:
Pre-operating expenses	(309)	309	—
Share-based compensation	—	(2,028)	—
Discount amortization on the exchangeable notes	—	(4,440)	—
Interest on exchangeable notes	—	(13)	—
Decrease in fair value of warrants	—	9	2
Change of fair value of foreign currency forward contracts	—	—	(3,357)
Change of fair value of interest rate swap contract	—	—	525
Others	—	3	(3,096)

Consolidated (loss) earnings before income tax benefit	(309)	30,069	143,301

(b)	Reconciliation of total segment assets to consolidated total assets

	December 31,	December 31,
	2006	2007

Total segment assets	291,355	1,306,581
PRC GAAP to US GAAP differences:
Pre-operating expenses	148	—
Cash and other current assets of the Company	3,318	24,881
Cash and other receivable of LDK International	47	3,315
Cash and other assets of LDK US	—	597
Elimination of inter-companies balances within the Group	(2,149)	(25,388)

Consolidated total assets	292,719	1,309,986

(22)	LDK SOLAR CO., LTD. (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

For the year ended December 31, 2007, US$15,074 (2006: US$3,623) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$467,827 as of December 31, 2007 (2006: US$107,223).

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,
	2006	2007

Cash and cash equivalents	178	527
Due from subsidiaries	2,149	24,143
Deferred expenses	991	—
Other current assets	—	211
Investment in subsidiaries	119,251	621,267

Total assets	122,569	646,148

Warrant	2	—
Accrued expenses and other payables	626	2,894
Due to subsidiaries	—	442
Deferred revenue	—	2,222
Series A redeemable convertible preferred shares	15,447	—
Series B redeemable convertible preferred shares	49,721	—
Series C redeemable convertible preferred shares	22,576	—
Total shareholders’ equity	34,197	640,590

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	122,569	646,148

Except for the litigation disclosed in note 13(c), the Company had no contingencies, long-term obligations and guarantees as of December 31, 2006 and 2007.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

Condensed Statements of Operations

	From
	May 1,	Year
	2006 to	Ended
	December 31,	December 31,
	2006	2007

General and administrative expenses	—	(3,293)
Interest income	4	2,139
Interest expense and amortization of discount on exchangeable notes	(4,454)	—
Decrease in fair value of warrant	9	2

Loss before income tax and equity in earnings from subsidiary	(4,441)	(1,152)
Equity in earnings from subsidiaries	34,623	145,211

Net income	30,182	144,059
Accretion of Series A redeemable convertible preferred shares to redemption value	(814)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value	(1,799)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value	(116)	(1,351)
Deemed dividend to Series A redeemable convertible preferred shareholders	(1,568)	—

Net income available to ordinary shareholders	25,885	139,122

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

Condensed Statements of Cash Flows

	From
	May 1,	Year
	2006 to	Ended
	December 31,	December 31,
	2006	2007

Cash flows from operating activities
Net income	30,182	144,059
Adjustments to reconcile net income to net cash used in operating activities:
Interest on the exchangeable notes	13	—
Amortization of discount on exchangeable notes	4,440	—
Decrease in fair value of warrants	(9)	(2)
Equity in earnings from subsidiaries	(34,623)	(145,211)
Changes in operating assets/liabilities:
Due from subsidiaries	(2,149)	(21,994)
Due to subsidiaries	—	442
Other assets/liabilities	—	4,996

Net cash used in operating activities	(2,146)	(17,710)

Cash flows from investing activities
Investment in subsidiaries	(82,600)	(347,256)

Net cash used in investing activities	(82,600)	(347,256)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	10	369,489
Payment of expenses relating to share offer	(405)	(4,174)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922	—
Proceeds from Series C redeemable convertible preferred shares	22,500	—

Net cash provided by financing activities	84,924	365,315

Net increase in cash and cash equivalents	178	349
Cash and cash equivalents at beginning of period	—	178

Cash and cash equivalents at end of period	178	527

(23)	SUBSEQUENT EVENTS

(a)	Acquisition

On January 2, 2008, JXLDK entered into an agreement to acquire 33.5% of the outstanding ordinary shares of Jiangxi Sinoma New Material Co., Ltd. (Sinoma), a Xinyu-based crucible manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for a cash consideration of approximately US$2,327, which has been paid by

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JULY 5, 2005 (date of inception) TO DECEMBER 31, 2005
AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Amounts in US$ thousands, except share and per share data)

the Group following the consummation of the acquisition later in January 2008. The Group will account for its investment in Sinoma under the equity method in 2008.

(b)	Additional bank borrowings

Subsequent to December 31, 2007, the Group incurred additional secured and unsecured short term bank borrowings of US$134,643 with interest rates ranging from 5.378% to 8.670%, and secured long term bank borrowings of US$22,795 with interest rate of 7.560% repriced annually, primarily to finance the purchases of raw materials and expansion of manufacturing facilities. As of March 31, 2008, the Group’s short term bank borrowings and long term bank borrowings amounted to US$313,933 and US$37,795 respectively.

LDK Solar Co., Ltd.
Hi-Tech Industrial Park
Xinyu City, Jiangxi Province 338032
People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON JUNE 17, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of our shareholders will be held at 10:00 a.m., Shanghai time, on Tuesday, June 17, 2008 at our Shanghai branch office located at Room 2303, Harbour Ring Plaza, No. 18 Xizang Road Central, Shanghai, China, for the following purposes:

•	to receive, consider and adopt our annual report, including our audited financial statements for the year ended December 31, 2007, the relevant auditors’ report and our directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations);

•	to elect Liangbao Zhu and Yonggang Shao as class I directors for a term of three years;

•	to approve the appointment of KPMG as outside auditors to examine our accounts for the fiscal year of 2008;

•	to approve and ratify our three ISDA 2002 Master Agreement confirmations dated April 9, 2008, which supplement and form part of three ISDA 2002 Master agreement, and the transactions contemplated thereunder;

•	to approve an amendment to our articles of association on our power to purchase our own shares, including any redeemable shares (see attached Explanatory Note); and

•	to act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

You may find attached to this notice the resolutions we have proposed to the annual general meeting for consideration and adoption.

Only holders of record of our ordinary shares, whether or not represented by American depositary shares, at the close of business on Friday, May 2, 2008, Shanghai time, are entitled to notice of, and to vote at, our annual general meeting to be held on Tuesday, June 17, 2008, or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Jack Lai
Chief Financial Officer and Secretary

May 2, 2008
Xinyu City, China

If you are a holder of our ordinary shares, you may attend the annual general meeting in person or vote your ordinary shares by proxy. If you attend in person, we may ask you to present valid government-issued identification, such as your passport, before being admitted. Cameras, recording devices and other electronic devices are not permitted. Attendees will be subject to security inspections.

We urge you to complete, date and sign the enclosed proxy and mail it promptly, whether or not you plan to attend the annual general meeting in person. You can withdraw your proxy, or change your vote at any time before it is voted. You can do this by executing and delivering a later-dated proxy, by voting by ballot at the annual general meeting, or by filing an instrument of revocation with the inspectors of election, care of our Chief Financial Officer and Secretary at our address above.

EXPLANATORY NOTE

In connection with and to facilitate the offering of $400 million aggregate principal amount of 4.75% Convertible Senior Notes Due 2013 we issued on April 15, 2008 (the “notes”), we entered into three prepaid forward contracts, in the form of three confirmations dated April 9, 2008, each to supplement and form a part of the ISDA 2002 Master Agreement entered into between us and each of JPMorgan Chase Bank, National Association, London Branch, Morgan Stanley & Co. International plc and UBS AG, London Branch, as the prepaid forward counterparties. Copies of such prepaid forward contracts marked “A” have been produced to this annual general meeting. The prepaid forward contracts relate to a number of our American depositary shares (“ADSs”), which we refer to as the ADS number, equal to $199.4 million, divided by the closing price of our ADSs on the New York Stock Exchange on April 9, 2008, the date of our offering memorandum relating to the notes. Pursuant to these prepaid forward contracts, we have paid the prepaid forward counterparties $199.4 million on April 15, 2008, the closing date for our notes offering. Until we have satisfied the physical settlement condition as described below, the prepaid forward contracts will be cash-settled. As cash-settled contracts, upon the final settlement date of the prepaid forward contracts, which will be on or immediately after the maturity date of the notes (or earlier in certain circumstances), the prepaid forward counterparties will deliver to us an amount in cash equal to the product of (a) the ADS number and (b) the value weighted average price of our ADSs over a number of days specified in the prepaid forward contracts. In addition, so long as the prepaid forward contracts are cash-settled, the prepaid forward contracts will be classified as an asset on our balance sheet and measured at fair value with changes to the fair value included in the determination of our net income. In addition, the ADSs that are the subject of the prepaid forward contracts will continue to be outstanding for all purposes, including for purposes of computing and reporting of our basic and diluted earnings per share. This initial accounting treatment of the prepaid forward contracts as a derivative financial instrument and the related shares as outstanding will continue until the physical settlement condition described below for physical share settlement is satisfied. This accounting treatment of the prepaid forward contracts could materially adversely affect our net income and financial condition, and the requirement to consider the shares represented by the ADSs that are the subject of the prepaid forward contracts as outstanding will negatively affect our basic and diluted earnings per share for so long as we are required to account for the prepaid forward contracts as a derivative financial instrument and treat the related shares as outstanding.

The physical settlement condition requires, among other things, that (i) our shareholders adopt the proposed special resolution to amend our existing Memorandum and Articles of Association and the proposed related ordinary resolution, which together will permit the prepaid forward contracts to be physically share-settled, and (ii) we shall have provided a certificate promptly on the date of such adoption confirming that the physical settlement condition has been satisfied. Cayman Islands law requires that our repurchase of our shares (to the extent of the par value) be made out of our unconsolidated profits or the proceeds of a fresh issue of shares made for the purpose of redemption or purchase or out of our capital, provided that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the payment out of capital is proposed to be made. Any premium payable on our purchase of our ADSs must be made out of our unconsolidated profits, share premium account or out of our capital, provided that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the payment out of capital is proposed to be made.

If the physical settlement condition is satisfied, the prepaid forward contracts will, from the date of the satisfaction of such condition, be physically share-settled only. As physically share-settled contracts, upon the final settlement date of the prepaid forward contracts, the prepaid forward counterparties will deliver to us a number of our ADSs equal to the ADS number. The effect of the prepaid forward contracts as physically share-settled obligations is for us to repurchase our ADSs at a price per ADS equal to the price of our ADSs on the New York Stock Exchange on April 9, 2008, the date of our offering memorandum relating to the notes. In view of the contractual undertakings of the prepaid forward counterparties with respect to the prepaid forward contracts as physically share-settled obligations, we believe that, under accounting principles generally accepted in the United States of America currently in effect, when the prepaid forward contracts become physically share-settled, the fair value of the prepaid forward contracts on the date when the physical settlement condition is satisfied will be reclassified into shareholders’ equity as a reduction in our additional paid-in capital and not subject to fair value remeasurement thereafter, and the shares represented by the ADSs that are the subject of the prepaid forward contracts will no longer be considered outstanding for purposes of calculating our basic and diluted earnings per share, in each case from and after the time such physical settlement condition is satisfied and the prepaid forward contracts become physically share-settled only. The shares underlying these ADSs will, however, be issued and outstanding for Cayman Islands Companies Law purposes.

Under the terms of the prepaid forward contracts, whether cash-settled or physically share-settled, we will be entitled to any dividends or other distributions on these ADSs prior to the settlement of the prepaid forward contracts.

PROPOSED RESOLUTIONS FOR ADOPTION
AT ANNUAL GENERAL MEETING TO BE HELD ON JUNE 17, 2008

ORDINARY RESOLUTIONS

•	THAT, having received and considered the annual report of the Company, including the audited financial statements for the year ended December 31, 2007, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations), each contained therein, the same be and are hereby adopted.

•	THAT, having considered the nomination of Mr. Liangbao Zhu, senior vice president of operations of the Company, for re-election as a class I director of the Company upon expiration of his current term at the close of this general meeting, Mr. Liangbao Zhu be and is hereby re-elected as a class I director of the Company for a term of three years ending at the close of the annual general meeting of the Company in 2011 and that the Board of Directors be and is hereby authorized to fix his remuneration.

•	THAT, having considered the nomination of Mr. Yonggang Shao, senior vice president of corporate strategy of the Company, for re-election as a class I director of the Company upon expiration of his current term at the close of this general meeting, Mr. Yonggang Shao be and is hereby re-elected as a class I director of the Company for a term of three years ending at the close of the annual general meeting of the Company in 2011 and that the Board of Directors be and is hereby authorized to fix his remuneration.

•	THAT, having considered the recommendation to re-appoint KPMG as outside auditors of the Company, such re-appointment be and is hereby approved and that the Audit Committee of the Board of Directors be and is hereby authorized to fix their remuneration.

•	THAT (i) the entering into and execution by the Company of the three confirmations dated April 9, 2008, each of which supplements and forms part of the agreements in the form of the ISDA 2002 Master Agreement made between the Company and each of JPMorgan Chase Bank, National Association, London Branch, Morgan Stanley & Co. International plc and UBS AG, London Branch (collectively, the “Prepaid Forward Contracts”), copies of which have been produced to the meeting and marked “A” and signed by the Chairman of the meeting for the purpose of identification and the terms of which are summarized in the note describing the Prepaid Forward Contracts circulated with the notice convening this general meeting (the “Explanatory Note”), and the transactions contemplated thereunder, be and are hereby generally and unconditionally approved, confirmed and ratified in all respects and the directors of the Company be and are hereby authorized to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with or to implement and/or give effect to the Prepaid Forward Contracts and the transactions contemplated thereunder, and to agree to such variation, amendment or waiver as are, in the opinion of the directors, in the interest of the Company; and (ii) without prejudice to the generality of the foregoing, the Company be and is hereby authorized, for the purposes of section 37(3)(d) of the Companies Law of the Cayman Islands, to purchase shares of the Company as a result of any delivery to the Company of the Company’s American depositary shares (the “ADSs”) or shares underlying such ADSs pursuant to, and in the manner contemplated by, the terms of the Prepaid Forward Contracts (as summarized in the Explanatory Note), to effect payment therefor in accordance with the terms of the Prepaid Forward Contracts out of capital or in any other manner permitted by the Companies Law of the Cayman Islands, and the directors be and are hereby authorized to determine all questions as the directors may think fit that may arise in connection therewith.

SPECIAL RESOLUTION

•	THAT the Fourth Amended and Restated Articles of Association of the Company be and are hereby amended by the deletion of the existing Article 3(2) and substituting therefor the following:

“(2)	(a) Subject to the Law, the Company’s Memorandum of Association and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company is authorised to purchase its own shares (including any redeemable shares).

(b)	The Company is authorised to make payments in respect of the redemption or purchase of its shares by any means permitted by the Law, including out of capital.

(c)	The Board may exercise as they think fit the powers conferred on the Company by Section 37(5) of the Law (payment out of capital) and may determine, as they think fit all questions that may arise concerning the manner in which the redemption or purchase of the shares shall or may be effected.

(d)	In such manner as is referred to in Section 37(3)(d) of the Law or any modification or re-enactment thereof for the time being in force, this Article 3(2)(d) authorises the purchase by the Company in accordance with the provisions of the Law of such of its own shares (including any redeemable shares) as the Directors may from time to time determine and agree with the Member or Members holding the same, in such manner, including at such price and on all such other terms, as the Directors may from time to time determine and agree as aforesaid.”

FORM PROXY for HOLDERS OF ORDINARY SHARES

LDK Solar Co., Ltd.
(Incorporated in the Cayman Islands with limited liability)
Hi-Tech Industrial Park
Xinyu City, Jiangxi Province 338032
People’s Republic of China

I/We                                       of                                                  , the holder of                           ordinary shares, par value $0.10 each, in LDK Solar Co., Ltd. (the “Company”) hereby appoint                          , or failing him/her,                          , or failing him/her, the Chairman of the annual general meeting as my/our proxy at the annual general meeting of shareholders of the Company to be held on June 17, 2008, and at any adjournment thereof, to vote on my/our behalf as indicated below and, if no such indication is given, as my/our proxy thinks fit.

Ordinary Resolutions	FOR	AGAINST
To adopt and approve the annual report of the Company	☐	☐
To re-elect Mr. Liangbao Zhu as a class I director of the Company for a term of three years	☐	☐
To re-elect Mr. Yonggang Shao as a class I director of the Company for a term of three years	☐	☐
To approve the appointment of KPMG as the Company’s outside auditors to examine its accounts for the fiscal year of 2008	☐	☐
To approve and ratify the Company’s three prepaid forward contracts and the transactions contemplated thereunder	☐	☐

Special Resolution	FOR	AGAINST
To approve the amendment to the Company’s articles of association	☐	☐

Dated this            day of           , 2008

*GIVEN under the common seal if a corporate shareholder

*SIGNED by the above-named if an individual shareholder

*

Witness

If you wish to vote for any resolution set out above, please tick (“✓”) the box marked “FOR”. If you wish to vote against any resolution, please tick (“✓”) the box marked “AGAINST”. If this form is returned, duly signed but without specific direction on whether to vote for or against any proposed resolution, the proxy will vote or abstain at his/her discretion in respect of such resolution. A proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those set out in the notice convening this annual general meeting.

We urge you to complete, date and sign this proxy and mail it promptly, whether or not you plan to attend the annual general meeting in person. You can withdraw your proxy, or change your vote at any time before it is voted. You can do this by executing and delivering a later-dated proxy, by voting by ballot at the annual general meeting, or by filing an instrument of revocation with the inspectors of election, care of Chief Financial Officer and Secretary at the address above.

Corporate Information

LDK Solar China Headquarters
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
Tel: +86 790 686 0171
Fax: +86 790 686 3022

Shanghai Branch
Room 2303, Harbour Ring Plaza
18 Xizang Road Central
Shanghai 200001
People’s Republic of China
Tel: +86 21 5385 3600
Fax: +86 21 6350 8707

U.S. Branch
LDK Solar USA
Suite 306
1290 Oakmead Parkway
Sunnyvale, CA 94085
United States of America
Tel: +1 408 245 0858
Fax: +1 408 245 8802

NYSE Symbol: LDK

Independent Registered Public Accounting Firm
KPMG
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

ADR Depositary Bank
JPMorgan Chase Bank, N.A.
4 New York Plaza
New York, New York 10004
United States of America

Investor Relations Contact
Tel: +86 790 686 0171
Fax: +86 790 686 3022
Email: ir@ldksolar.com
Website: http://www.ldksolar.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: May 21, 2008